Filed Pursuant To Rule 424(b)(3)

Registration No. 333-45097.

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus supplement and the accompanying prospectus are not offering to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2003

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 11, 1998)

1,400,000 Shares

KILROY REALTY CORPORATION

      % Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

We are offering to the public 1,400,000 shares of our       % Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, which we refer to in this prospectus supplement as Series E Preferred Stock, on the terms summarized below.

•	We will pay cumulative preferential dividends on the Series E Preferred Stock from the date of original issuance at the rate of % per annum of the $25.00 liquidation preference per share, which is equivalent to a fixed annual amount of $ per share.
•	We will pay dividends on the Series E Preferred Stock on or before the 15th day of February, May, August and November of each year, beginning on February 15, 2004.
•	The Series E Preferred Stock has no stated maturity, will not be subject to any sinking fund or mandatory redemption and will not be convertible into or exchangeable for any of our other securities or property.
•	The Series E Preferred Stock will rank on parity with our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock with respect to distributions and rights upon liquidation, dissolution or winding-up and senior to our Series B Preferred Stock and our common stock.
•	We are not allowed to redeem the Series E Preferred Stock before , 20 , except in limited circumstances to preserve our status as a real estate investment trust. On or after , 20 , we may, at our option, redeem the Series E Preferred Stock, in whole or from time to time in part, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends on such Series E Preferred Stock up to and including the redemption date.
•	Holders of shares of Series E Preferred Stock will generally have no voting rights, except for limited voting rights if we fail to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other events.
•	We are organized and conduct our operations to maintain our qualification as a real estate investment trust for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to real estate investment trusts, our charter contains certain restrictions relating to the ownership and transfer of our stock, including an ownership limit of 9.8% of our Series E Preferred Stock.

No market currently exists for the Series E Preferred Stock. We intend to file an application to list the Series E Preferred Stock on the New York Stock Exchange. If the application is approved, we expect that trading will commence within 30 days after the initial delivery of the Series E Preferred Stock. Our common stock currently trades on the New York Stock Exchange under the symbol “KRC.”

Investing in the Series E Preferred Stock involves risks. See “ Risk Factors” beginning on page S-6 of the prospectus supplement and in the section entitled “Business—Business Risks” in our annual report on Form 10-K for the year ended December 31, 2002 and in our quarterly report on Form 10-Q for the quarter ended June 30, 2003.

	Per Share	Total
Public Offering Price(1)	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Kilroy Realty Corporation	$	$

(1)	Plus accumulated dividends, if any, from the date of original issuance.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares of Series E Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about October     , 2003.

We have granted the underwriters an option to purchase a maximum of              additional shares of the Series E Preferred Stock to cover over-allotments, exercisable at any time until 30 days after the date of this prospectus supplement. If the underwriters exercise their option in full, the aggregate proceeds to us will be $             excluding transaction costs payable by us.

Wachovia Securities
McDonald Investments Inc.	RBC Capital Markets

The date of this prospectus supplement is October     , 2003.

PROSPECTUS SUPPLEMENT

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus supplement to “we,” “us,” “our” or the “Company” mean Kilroy Realty Corporation, including our consolidated subsidiaries.

You may rely only on the information contained in this prospectus supplement and the accompanying prospectus, and the information incorporated into those documents by reference. Neither we nor any of the underwriters have authorized anyone to provide anyone with information or make any representation that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates. Neither this prospectus supplement nor the accompanying prospectus is an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is correct on any date after the date of the prospectus supplement and the date on the front of the accompanying prospectus, respectively, even though this prospectus supplement and the accompanying prospectus are delivered or securities are sold pursuant to the prospectus supplement and the accompanying prospectus at a later date. Since the date of this prospectus supplement contained in this registration statement, our business, financial condition, results of operations and prospects may have changed.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Series E Preferred Stock we are offering and certain other matters relating to us. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which do not apply to the Series E Preferred Stock we are offering.

To the extent any inconsistency or conflict exists between the information included in this prospectus supplement and the information included in the accompanying prospectus, the information included or incorporated by reference in this prospectus supplement updates and supersedes the information in the accompanying prospectus. This prospectus supplement incorporates by reference important business and financial information about us that is not included in or delivered with this prospectus supplement.

FORWARD LOOKING STATEMENTS

This prospectus supplement, including the documents that we incorporate by reference, contains forward-looking statements. Additionally, documents we subsequently file with the Securities and Exchange Commission, or the SEC, and incorporate by reference will contain forward-looking statements. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and other pro forma information incorporated by reference and all our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including among others:

•	general economic conditions;

•	defaults on or non-renewal of leases by tenants, particularly any of our ten largest office tenants and our ten largest industrial tenants;

S-i

•	adverse economic or real estate developments in the Southern California region;

•	our ability to re-lease property at or above current market rates;

•	increased interest rates and operating costs;

•	significant competition, which may decrease the occupancy and rental rates of properties;

•	potential losses that may not be covered by insurance;

•	our ability to successfully complete acquisitions and operate acquired properties;

•	our ability to successfully complete developed properties;

•	our ability to maintain our status as a REIT;

•	future terrorist activity in the United States or war;

•	adverse changes to, or implementations of, income tax laws, governmental regulations or legislation;

•	decreases in the population in geographic areas where our properties are located;

•	increasing utility costs and power outages in California; and

•	costs to comply with governmental regulations.

You are cautioned not to unduly rely on the forward-looking statements contained in this prospectus supplement and in the accompanying prospectus. These risks and uncertainties are discussed in more detail under the caption “Risk Factors” in this prospectus supplement and “Business—Business Risks” in our annual report on Form 10-K for the year ended December 31, 2002.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. It may not contain all the information that may be important to you in deciding whether to invest in the Series E Preferred Stock. You should read this entire prospectus supplement and the accompanying prospectus, together with the information incorporated by reference, including the financial data and related notes, before making an investment decision.

The Company.

We are a real estate investment trust, or REIT, which owns, operates, develops and acquires Class A suburban office and industrial real estate in key suburban submarkets, primarily in Southern California, that we believe have strategic advantages and strong barriers to entry. We were incorporated in September 1996 in Maryland and commenced operations upon the completion of our initial public offering on January 31, 1997. We are the successor to the real estate business of Kilroy Industries and certain of its affiliated corporations, partnerships and trusts.

As of June 30, 2003, our stabilized portfolio of operating properties was comprised of 79 office buildings and 50 industrial buildings, which encompassed an aggregate of approximately 6.9 million and 4.9 million rentable square feet, respectively. Of the foregoing, our properties include ten properties that we developed and then stabilized during 2002 and 2001 encompassing an aggregate of approximately 436,200 and 312,400 rentable square feet, respectively. As of June 30, 2003, our office properties were approximately 86.9% leased to 264 tenants, and our industrial properties were approximately 96.5% leased to 74 tenants. All but five of our properties are located in Southern California.

Our stabilized portfolio excludes development and redevelopment projects currently under construction, or in pre-development, and “lease-up” properties. We define “lease-up” properties as properties recently developed or redeveloped by us that have not yet reached 95% occupancy and are within one year following substantial completion. We had two development office properties and one redevelopment office property in the lease-up phase at June 30, 2003, encompassing an aggregate of approximately 325,000 rentable square feet. As of June 30, 2003, we had one development office property and three redevelopment office properties under construction which when completed are expected to encompass an aggregate of approximately 209,000 and 394,900 rentable square feet, respectively; as yet, they are not part of our stabilized portfolio. In addition, as of June 30, 2003, we owned approximately 58.2 acres of undeveloped land upon which we currently expect to develop an aggregate of approximately 1.1 million rentable square feet of office space during the next three to five years, depending upon market conditions; as yet, they are not part of our stabilized portfolio. All of our lease-up properties and in-process development projects are located in Southern California in the Los Angeles and San Diego regions. All of our undeveloped land parcels are located in Southern California in the San Diego region.

We own our interests in all of our properties through Kilroy Realty, L.P. and Kilroy Realty Finance Partnership, L.P. We conduct substantially all of our activities through Kilroy Realty, L.P. in which, as of June 30, 2003, we owned a general partnership interest representing approximately 86.7% of the common units. The remaining 13.3% common limited partnership interest in Kilroy Realty, L.P. was owned by certain of our executive officers and directors, certain of their affiliates and other outside investors. We are the sole general partner of Kilroy Realty, L.P. and have control over its management. Kilroy Realty, L.P. owns 111 properties of our 129 properties. The remaining properties are owned by Kilroy Realty Finance Partnership, L.P. Kilroy Realty Finance Inc., our wholly-owned subsidiary, is the sole general partner of Kilroy Realty Finance Partnership, L.P. and owns a 1% general partnership interest. Kilroy Realty, L.P. owns the remaining 99% limited partnership interest of Kilroy Realty Finance Partnership, L.P. We conduct substantially all of our development services through Kilroy Services, LLC.

Our principal executive offices are located at 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064, and our telephone number is (310) 481-8400.

Recent developments.

As previously reported, Peregrine Systems, Inc., our second largest tenant at March 31, 2003, which leased 423,900 rentable square feet from us, filed a voluntary petition for relief under Chapter 11 of the bankruptcy code on September 22, 2002. On July 18, 2003, the bankruptcy court approved Peregrine Systems, Inc.’s plan of reorganization. Under the terms of the plan of reorganization and in accordance with a settlement agreement previously approved by the bankruptcy court, we received a payment in August 2003 of $18.3 million and are scheduled to receive four additional payments of approximately $750,000 to be paid annually over the next four years.

On July 31, 2003, we sold an office property to an unaffiliated third party for a sales price of approximately $4.7 million in cash. The property, which encompasses approximately 30,600 rentable square feet, is located in Riverside, California.

In August 2003, we repaid the $67.7 million due pursuant to a variable rate loan accruing interest at LIBOR plus 175 basis points. The loan was scheduled to mature in the fourth quarter of 2003. In addition, in August 2003, we entered into a new loan agreement that expires in August 2008 pursuant to which we borrowed the maximum amount of $80 million with a fixed interest rate of 3.8% per annum.

We make regular quarterly distributions to the 8.075% Series A Cumulative Redeemable Preferred Unit unitholders, the 9.375% Series C Cumulative Redeemable Preferred Unit unitholders and the 9.250% Series D Cumulative Redeemable Preferred Unit unitholders on the 15th day of each February, May, August and November. On August 15, 2003, we distributed approximately $1.5 million to the Series A Preferred Unit unitholders, approximately $0.8 million to the Series C Preferred Unit unitholders and approximately $1.0 million to the Series D Preferred Unit unitholders. Our board has declared a regular quarterly cash dividend of $0.495 per share of common stock payable on October 17, 2003 to stockholders of record on September 30, 2003. The dividend is equivalent to an annual rate of $1.98 per share.

The Offering

The offering terms are summarized below solely for your convenience. This summary is not a complete description of the Series E Preferred Stock. You should read the full text and more specific details contained elsewhere in this prospectus supplement and the accompanying prospectus. For a more detailed description of the Series E Preferred Stock, see the discussion under the caption “Description of Series E Preferred Stock” beginning on page S-28 in this prospectus supplement.

Issuer	Kilroy Realty Corporation, a Maryland corporation.

Securities Offered	1,400,000 shares of % Series E Cumulative Redeemable Preferred Stock (exclusive of the over-allotment option).

Liquidation Preference	The liquidation preference for each share of Series E Preferred Stock will be $25.00, plus all accumulated and unpaid dividends.

Ranking	The Series E Preferred Stock will rank:

•	senior to our common stock, the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series E Preferred Stock;

•	on parity with the 8.075% Series A Cumulative Redeemable Preferred Stock, the 9.375% Series C Cumulative Redeemable Preferred Stock and the 9.250% Series D Cumulative Redeemable Preferred Stock issuable upon exchange of the Series A Preferred Units, the Series C Preferred Units and the Series D Preferred Units, respectively, and with all other preferred stock designated as ranking on a parity with the Series E Preferred Stock with respect to distributions and rights upon liquidation, dissolution or winding-up; and

•	junior to all other preferred stock designated as ranking senior to Series E Preferred Stock.

Dividend Rate and Payment Dates

Dividends on the Series E Preferred Stock are cumulative from the date of original issuance and are payable quarterly in arrears on the 15th day of February, May, August and November of each year, commencing on February 15, 2004 (or, if any such date is not a business day, on the next succeeding business day), at the rate of         % per annum on the $25.00 liquidation preference (which is equivalent to $         per annum per share). The first dividend will be for more than a full quarter and will cover the period from the date of the original issuance of the Series E Preferred Stock to February 15, 2004. Dividends on the Series E Preferred Stock will accumulate whether or not:

•	there are funds legally available for the distribution of such dividends; and

•	such dividends are declared.

If we designate any portion of a dividend as a capital gain dividend, a holder’s share of such capital gain dividend will be an amount that bears the same ratio to the total amount of dividends (as determined for federal income tax purposes) paid to such holder for the year as the aggregate amount designated as a capital gain dividend bears to the aggregate amount of all dividends (as determined for federal income tax purposes) paid on all classes of shares for the year.

Optional Redemption

The Series E Preferred Stock is not redeemable prior to                         , 20    , except as provided in our charter. On and after such date, we may redeem the Series E Preferred Stock for cash at our option, in whole or in part, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends on such shares up to and including the redemption date. In certain circumstances related to our maintenance of our ability to qualify as a real estate investment trust for federal income tax purposes, we may redeem shares of Series E Preferred Stock.

Voting Rights

Holders of the Series E Preferred Stock generally will have no voting rights, except as required by law. However, if dividends on the Series E Preferred Stock remain unpaid for six or more quarterly periods (whether or not consecutive), holders of the Series E Preferred Stock (voting separately as a class with all other classes or series of our equity securities upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividend arrearages with respect to the Series E Preferred Stock are eliminated. The Series E Preferred Stock will also be entitled to certain additional voting rights described in this prospectus supplement.

Conversion	The Series E Preferred Stock will not be convertible into or exchangeable for any of our properties or securities.

Restrictions on Ownership and Transfer

In order to assist us in maintaining our qualification as a REIT for U.S. federal income tax purposes, ownership, actually or constructively, by any person of more than 9.8% in value or number (whichever is more restrictive) of shares of Series E Preferred Stock is restricted by our charter.

No Maturity

The Series E Preferred Stock has no stated maturity and will not be subject to mandatory redemption or any sinking fund. We are not required to redeem the Series E Preferred Stock. Accordingly, the shares of Series E Preferred Stock will remain outstanding indefinitely unless we decide to redeem the shares at our option.

Trading

We intend to file an application with the New York Stock Exchange to list the Series E Preferred Stock. We will use commercially reasonable efforts to have our listing application for the Series E Preferred Stock approved. If approved, trading of the Series E Preferred Stock on the New York Stock Exchange is expected to commence within 30 days after the initial delivery of the shares of Series E Preferred Stock.

Use of Proceeds

We will contribute the net proceeds from this offering to our operating partnership and, in exchange, Kilroy Realty, L.P., our operating partnership, will issue to us         % Series E Cumulative Redeemable Preferred Units. Between the date of the closing of this offering and November 24, 2003, the date on which the Series C Preferred Units may first be redeemed, our operating partnership will use the net proceeds of this offering to temporarily decrease its borrowings under its revolving credit facility. Our operating partnership will then redeem all of its outstanding 9.375% Series C Cumulative Redeemable Preferred Units. We will also redeem any shares of Series C Preferred Stock issued in exchange for the Series C Preferred Units after the date of this prospectus supplement but prior to the redemption date of the Series C Preferred Units.

RISK FACTORS

Investment in the Series E Preferred Stock involves risks. In addition to other information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus, you should carefully consider the following factors before acquiring the Series E Preferred Stock offered by this prospectus supplement. The occurrence of any of the following risks might cause you to lose all or a part of your investment. Please refer to the section entitled “Forward Looking Statements “ on page S-i.

The Series E Preferred Stock is a new issue of securities and does not have an established trading market, which may negatively affect the shares’ market value and your ability to transfer or sell your shares.

The Series E Preferred Stock is a new issue with no established trading market. We intend to file an application to list the Series E Preferred Stock on the New York Stock Exchange, or NYSE. However, we cannot assure you that the Series E Preferred Stock will be approved for listing on the NYSE. Even if approved, trading of the Series E Preferred Stock on the NYSE is not expected to begin until 30 days after the date of initial delivery of the Series E Preferred Stock and, in any event, we cannot assure you that an active trading market on the NYSE for the Series E Preferred Stock will develop or, even if one develops, will be maintained. As a result, the ability to transfer or sell the Series E Preferred Stock and any trading price of the Series E Preferred Stock could be adversely affected. The underwriters advised us that they intend to make a market in the Series E Preferred Stock, but they are not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series E Preferred Stock could be substantially affected by various factors.

As with other publicly traded securities, the trading price of the Series E Preferred Stock will depend on many factors, which may change from time to time, including:

•	prevailing interest rates, increases in which may have an adverse effect on the trading price of the Series E Preferred Stock;

•	the market for similar securities issued by REITs;

•	general economic and financial market conditions;

•	the attractiveness of securities of REITs in comparison to other companies;

•	the market’s perception of our growth potential and potential future cash dividends;

•	government action or regulation; and

•	our financial condition, performance and prospects.

General economic conditions may adversely affect our financial condition and results of operations.

Periods of economic slowdown or recession in the United States and in other countries, declining demand for leased office or industrial properties or rising interest rates, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, either of which could adversely affect our financial condition, results of operations, cash flow, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Future terrorist activity or declaration of war by the United States may have an adverse affect on our financial condition and operating results.

Future terrorist attacks in the United States, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001 and other acts of terrorism or war, may result in declining economic activity, which could harm the demand for and the value of our properties. In addition, the public perception that certain locations are at greater risk for attack, such as major airports, ports and rail facilities, may decrease the demand for and the value of our properties near such sites. A decrease in demand would make it difficult for us to renew or release our properties at these sites at lease rates equal to or above historical rates. Terrorist activities also could directly impact the value of our properties through damage, destruction or loss, and the availability of insurance for such acts may be less, and cost more, which would adversely affect our financial condition. To the extent that our tenants are impacted by future attacks, their businesses similarly could be adversely affected, including their ability to continue to honor their existing leases.

Terrorist acts and a declaration of war by the United States also may adversely affect the markets in which our securities trade, and may cause further erosion of business and consumer confidence and spending and may result in increased volatility in national and international financial markets and economies. Any one of these events may cause a decline in the demand for our office and industrial leased space, delay the time in which our new or renovated properties reach stabilized occupancy, increase our operating expenses, such as those attributable to increased physical security for our properties, and limit our access to capital or increase our cost of raising capital.

We depend on significant tenants.

As of June 30, 2003, our ten largest office tenants represented approximately 28.9% of our total annual base rental revenues and our ten largest industrial tenants represented approximately 9.0% of our total annual base rental revenues. Of this amount, our largest tenant, The Boeing Company, leased an aggregate of approximately 0.8 million rentable square feet of office space, representing approximately $14.4 million of our total annual base rental revenues at June 30, 2003.

As previously reported, Peregrine Systems, Inc. (“Peregrine”), our second largest tenant at March 31, 2003, filed a voluntary petition for relief under Chapter 11 of the bankruptcy code on September 22, 2002. Peregrine had leased four office buildings totaling approximately 423,900 rentable square feet under four separate leases. Peregrine was also committed to lease a fifth building, encompassing approximately 114,800 rentable square feet, which was completed in the third quarter of 2002. On July 18, 2003, the bankruptcy court approved Peregrine’s plan of reorganization. Under the terms of the plan of reorganization and in accordance with a settlement agreement previously approved by the bankruptcy court, we received a payment in August 2003 of $18.3 million and are scheduled to receive four additional payments of approximately $750,000 to be paid annually over the next four years.

As part of the bankruptcy court’s approval of Peregrine’s reorganization plan, the court approved Peregrine’s rejection of its lease with us for 3811 Valley Centre Drive, which was effective July 31, 2003. This 112,067 rentable square foot building is currently 58% subleased by our tenant to other sub-tenants. The bankruptcy court also approved Peregrine’s continuation, in part, of the lease with us for 3611 Valley Centre Drive. Under the revised terms of this lease, Peregrine will lease 78,037 rentable square feet of this 129,680 rentable square foot building that is currently 100% leased to Peregrine. The revised lease terms commenced on August 28, 2003. We have executed leases with new tenants for approximately 297,000 rentable square feet of the approximately 461,000 rentable square feet, or 64.4%, rejected and/or terminated by Peregrine.

One of our other significant tenants, Brobeck, Phleger & Harrison, LLP (“Brobeck”) dissolved in February 2003, and as a result we terminated the two leases Brobeck had with us encompassing 161,500 rentable square feet. One of the buildings totaling approximately 72,300 rentable square feet was re-leased on an interim basis to one tenant in conjunction with a longer-term lease at another one of our buildings. The interim lease terminated on August 31, 2003. We have also executed a fifteen-year lease with another tenant for the same 72,300 rentable square foot building and approximately 23,900 rentable square feet in the adjacent 89,200 rentable square foot building, which is expected to commence in the fourth quarter of 2003.

Although we have been able to mitigate the impact of tenant defaults to our financial condition, revenues and results of operations, our financial condition, revenues and results of operations could be adversely affected if we are unable to re-lease the remaining space vacated by Peregrine or Brobeck on a long-term basis. In addition, our financial condition, revenues and results of operations would be adversely affected if any of our other significant tenants fail to renew their leases, renew their leases on terms less favorable to us or if any of them become bankrupt or insolvent or are otherwise unable to satisfy their lease obligations.

Downturns in our tenants’ businesses may reduce our cash flows.

For the six months ended June 30, 2003, we derived 95.3% of our revenues from continuing operations from rental income and tenant reimbursements. A tenant may experience a downturn in its business, which may weaken its financial condition and result in its failure to make timely rental payments or any payments at all. In the event of default by a tenant, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. As discussed under the caption “—We depend on significant tenants,” our second largest tenant at March 31, 2003, Peregrine, filed for bankruptcy in September 2002. Prior to filing for bankruptcy the leases with Peregrine represented approximately 7.9% of our annual base rental revenues. In addition, as discussed above, Brobeck dissolved and began winding up its operations in February 2003.

The bankruptcy or insolvency of a major tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease. Even so, our claim for unpaid rent would likely not be paid in full. Any losses resulting from the bankruptcy of any of our other tenants could adversely impact our financial condition, results from operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

We may be unable to renew leases or re-let available space.

As of June 30, 2003, we had office and industrial space available for lease representing approximately 9.1% of the total square footage of our stabilized portfolio. In addition, leases representing approximately 4.4% and 10.0% of the rentable square footage of our properties are scheduled to expire during the remainder of 2003 and in 2004, respectively. Above market rental rates on some of our properties may force us to renew or re-lease expiring leases at rates below current contract lease rates. We believe that the average rental rates for all of our properties generally are equal to the current average quoted market rate, although individual properties within any particular submarket presently may be leased at above or below the rental rates within that submarket. For leases scheduled to expire in the remainder of 2003 and in 2004, we believe the rental rates on average are 10% to 15% above current average quoted market rates, which is primarily related to one lease expiring in 2004. We cannot give any assurance that leases will be renewed or that available space will be re-leased at rental rates equal to or above the current rental rates. If the average rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-lease a significant portion of our available space, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you would be adversely affected.

Most of our properties depend upon the Southern California economy.

As of June 30, 2003, 93.0% of the aggregate rentable square footage of our stabilized portfolio and 94.9% of our annualized base rent, excluding expense reimbursements and rental abatements, came from properties located in Southern California. In addition, as of June 30, 2003, all of our lease-up, in-process and future development projects were located in Southern California. Our ability to make expected distributions to you depends on our ability to generate funds from operations, as defined by NAREIT, in excess of scheduled principal payments on debt, payments on the preferred limited partnership units issued by Kilroy Realty, L.P. and capital expenditure requirements. Events and conditions applicable to owners and operators of real property that are beyond our control may decrease funds available for distribution and the value of our properties. These events include:

•	local oversupply or reduction in demand of office, industrial or other commercial space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent spaces on favorable terms;

•	inability to finance property development and acquisitions on favorable terms;

•	increased operating costs, including insurance premiums, utilities and real estate taxes;

•	costs of complying with changes in governmental regulations;

•	the relative illiquidity of real estate investments;

•	changing submarket demographics; and

•	property damage resulting from seismic activity.

The geographic concentration of our properties may expose us to greater economic risks than if we owned properties in several geographic regions. Any adverse economic or real estate developments in the Southern California region could adversely impact our financial condition, results from operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Increasing utility costs and power outages in California may have an adverse effect on our operating results and occupancy levels.

The State of California continues to address issues related to the supply of electricity and natural gas. Since June 2000, shortages of electricity have resulted in increased costs for consumers and certain interruptions in service. Increased consumer costs and consumer perception that the State is not able to effectively manage its energy needs may reduce demand for leased space in California office and industrial properties. A significant reduction in demand for office and industrial space would adversely affect our future financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Our debt level reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements may have important consequences, including the following:

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	cash flow may be insufficient to meet required principal and interest payments;

•	we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

•	we may default on our obligations and the lenders or mortgagees may foreclose on our properties that secure their loans and receive an assignment of rents and leases; and

•	our default under one mortgage loan with cross default provisions could result in a default on other indebtedness.

If any one or more of these events were to occur, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected. In addition, foreclosures could create taxable income without accompanying cash proceeds, a circumstance which could require us to pay income or excise tax notwithstanding our tax status as a REIT under the Internal Revenue Code of 1986. As of June 30, 2003, we had approximately $765.5 million aggregate principal amount of indebtedness outstanding, $71.6 million of which is contractually due prior to December 31, 2003. Our total debt represented 42.6% of our total market capitalization at June 30, 2003.

We face significant competition which may decrease the occupancy and rental rates of our properties.

We compete with several developers, owners and operators of office, industrial and other commercial real estate, many of which own properties similar to ours in the same submarkets in which our properties are located, but which have lower occupancy rates than our properties. For instance, occupancy rates for our El Segundo stabilized office property portfolio at June 30, 2003 was 93.9% in comparison to 81.5% for the El Segundo office submarkets in total. Leases representing approximately 7,000 and 330,000 rentable square feet, or 1.0% and 45.7% of the total leased square feet in our El Segundo office property portfolio, are scheduled to expire during the remainder of 2003 and in 2004, respectively. In addition, we have one development project in the lease-up phase and one redevelopment office project under construction in El Segundo encompassing approximately 133,700 and 248,100 rentable square feet, respectively. We believe that our higher occupancy rates mean that, on average, our competitors have more space currently available for lease than we do. As a result, our competitors have an incentive to decrease rental rates until their available space is leased. If our competitors offer space at rental rates below the rates currently charged by us for comparable space, we may be pressured to reduce our rental rates below those currently charged in order to retain tenants when our tenant leases expire. As a result, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you may be adversely affected.

Potential losses may not be covered by insurance.

We carry comprehensive liability, fire, extended coverage and rental loss insurance covering all of our properties. We believe the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice. We do not carry insurance for generally uninsurable losses such as loss from riots or acts of God. Some of our policies, like those covering losses due to floods, are subject to limitations involving large deductibles or co-payments and policy limits.

Earthquake damage to our Properties could have an adverse effect on our financial condition and operating results.    We carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and with deductibles which we believe are commercially reasonable. As of June 30, 2003, 128 of our 129 properties, representing approximately 98.9% of our stabilized portfolio based on aggregate square footage and approximately 99.6% based on annualized base rent, were located in areas known to be subject to earthquakes. While we presently carry earthquake insurance on these properties, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the cost of premiums for earthquake insurance exceeds the value of the coverage discounted for the risk of loss. If we experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to indebtedness, we would continue to be liable for the indebtedness, even if the properties were irreparable.

We may be unable to complete acquisitions and successfully operate acquired properties.

We continue to evaluate the market of available properties and may acquire office and industrial properties when strategic opportunities exist. Our ability to acquire properties on favorable terms and successfully operate them is subject to the following risks:

•	potential inability to acquire a desired property because of competition from other real estate investors with significant capital, including both publicly traded REITs and institutional investment funds;

•	even if we enter into agreements for the acquisition of office and industrial properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction and may never close;

•	we may be unable to finance an acquisition on favorable terms;

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties; and

•	we may lease the acquired properties at below expected rental rates.

If we cannot finance property acquisitions on favorable terms or operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

We may be unable to successfully complete and operate developed properties.

Property development involves the following significant risks:

•	we may be unable to obtain construction financing on favorable terms or at all;

•	we may be unable to obtain permanent financing at all or on advantageous terms if we finance development projects through construction loans;

•	we may not complete development projects on schedule or within budgeted amounts;

•	we may be unable to lease developed properties at expected rental rates or within projected time-frames;

•	we may expend funds on and devote our time to projects which we may not complete; and

•	we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations.

For example, during the fourth quarter of 1998, we withdrew our participation from a master planned commercial development prior to the commencement of construction. Also, during the third quarter of 2000, we delayed commencement of construction on one of our projects by four months. The project was an assemblage in an urban infill location that required the relocation of some existing businesses. We encountered delays when one of the existing tenants experienced difficulty in relocating as a result of the high leasing demand and tight supply constraints in that submarket.

Lastly, in the second quarter of 2003, we added an office development project to our stabilized portfolio since it had been one year since substantial completion. As of June 30, 2003, this property was not occupied. We have executed leases for 48% of the space in this building commencing in the third quarter of 2003.

If one or more of these events were to occur in connection with our projects currently planned for development, our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you could be adversely affected.

While we primarily develop office and industrial properties in Southern California markets, we may in the future develop properties for retail or other use and expand our business to other geographic regions where we expect the development of property to result in favorable risk-adjusted returns on our investment. Presently, we do not possess the same level of familiarity with development of other property types or outside markets, which could adversely affect our ability to develop properties or to achieve expected performance.

We could default on leases for land on which some of our properties are located.

As of June 30, 2003 we owned ten office buildings located on various parcels, each of which we lease on a long-term basis. If we default under the terms of any particular lease, we may lose our ownership rights to the property subject to the lease. Upon expiration of a lease and all of its options, we may not be able to renegotiate a new lease on favorable terms, if at all. The loss of our ownership rights to these properties or an increase of our rental expense would have an adverse effect on our financial condition, results of operations, cash flows, quoted per share trading price of our capital stock and ability to satisfy our debt service obligations and to pay distributions to you. As of June 30, 2003, we had approximately 1.5 million aggregate rentable square feet of rental space located on these leased parcels. The leases for the land under the Kilroy Airport Center, Long Beach expire in 2084. The leases for the land under the SeaTac Office Center, including renewal options, expire in 2062.

Real estate assets are illiquid and we may not be able to sell our properties when we desire.

Our investments in our properties are relatively illiquid which limits our ability to sell our properties quickly in response to changes in economic or other conditions. In addition, the Internal Revenue Code generally imposes a 100% prohibited transaction tax on profits we derive from sales of properties held primarily for sale to customers in the ordinary course of business, which could affect our ability to sell properties. These restrictions on our ability to sell our properties could have an adverse effect on our financial condition, results of operations, cash flows, quoted per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you.

Existing conditions at some of our properties may expose us to liability related to environmental matters.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of our properties. We generally obtain these assessments prior to our acquisition of a property and may later update them as required for subsequent financing of the property or as requested by a tenant. Site assessments generally include a historical review, a public records review, an investigation of the surveyed site and surrounding properties, and the issuance of a written report. These assessments do not generally include soil samplings or subsurface investigations. Through June 30, 2003, Phase I site assessments revealed that 33, or 26%, of our properties, representing approximately 30% of the aggregate square footage of our properties, contain asbestos-containing materials. No remedial action is necessary with respect to these properties in connection with the asbestos-containing materials.

Our site assessments also revealed that historical operations at or near some of our properties, including the operation of underground storage tanks, may have caused soil or groundwater contamination. The prior owners of the affected properties conducted clean-up of known contamination in the soils on the properties and we do not believe that further clean-up of the soils is required. None of our site assessments revealed any other environmental liability that we believe would have a material adverse effect on our business, assets or results of operations. We are not aware of any such condition, liability or concern by any other means that would give rise to material environmental liability. However:

•	the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns;

•	there may be material environmental conditions, liabilities or compliance concerns that arose at a property after the review was completed;

•	future laws, ordinances or regulations may impose material additional environmental liability; and

•	current environmental conditions at our properties may be affected in the future by tenants, third parties or the condition of land or operations near our properties, such as the presence of underground storage tanks.

We cannot give assurance that costs of future environmental compliance will not affect our ability to make distributions to you.

The use of hazardous materials by some of our tenants may expose us to liability.

Some of our tenants routinely handle hazardous substances and wastes on our properties as part of their routine operations. Environmental laws and regulations subject these tenants, and potentially us, to liability resulting from such activities. We require our tenants, in their leases, to comply with these environmental laws and regulations and to indemnify us for any related liabilities. As of June 30, 2003, less than 5% of our tenants, representing less than 10% of the aggregate square footage of our properties, handled hazardous substances and/or wastes on our properties as part of their routine operations. These tenants are primarily involved in the life sciences and the light industrial and warehouse business. We are not aware of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties, and we do not believe that on-going activities by our tenants will have a material adverse effect on our operations.

We could incur significant costs related to government regulation and private litigation over environmental matters.

Under applicable environmental laws and regulations, we are liable for the costs of removal or remediation of certain hazardous or toxic substances present or released on our properties. These laws could impose liability without regard to whether we are responsible for, or even knew of, the presence or release of the hazardous materials. Government investigations and remediation actions may have substantial costs and the presence or release of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. For instance, if asbestos-containing materials, toxic mold, or other hazardous or toxic substances were found on our properties, third parties might seek recovery from us for personal injuries associated with those substances. Various laws also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances for the cost of removal or remediation of hazardous substances at the disposal or treatment facility. These laws often impose liability whether or not the person arranging for the disposal ever owned or operated the disposal facility. As the owner and operator of our properties, we may be considered to have arranged for the disposal or treatment of hazardous or toxic substances.

Potential environmental liabilities may exceed our environmental insurance coverage limits.

We carry what we believe to be sufficient environmental insurance to cover any potential liability for soil and groundwater contamination and the presence of asbestos-containing materials at the affected sites identified in the environmental site assessments. However, we cannot provide any assurance that our insurance coverage will be sufficient or that our liability, if any, will not have a material adverse effect on our financial condition, results of operations, and cash flows, quoted per share trading price of our capital stock and our ability to satisfy debt service obligations and to pay distributions to you.

We may incur significant costs complying with other governmental regulations.

Our properties are also subject to regulation under other laws, such as the Americans with Disabilities Act of 1990, or the ADA, under which all public accommodations must meet federal requirements related to access and use by disabled persons, and state and local laws addressing earthquake, fire and life safety requirements. Although we believe that our properties substantially comply with present requirements under applicable governmental regulations, none of our properties have been audited or investigated for compliance by any regulatory agency. If we were not in compliance with material provisions of the ADA or other regulations affecting our properties, we might be required to take remedial action which could include making modifications or renovations to our properties. Federal, state or local governments may also enact future laws and regulations that could require us to make significant modifications or renovations to our properties. If we were to incur substantial costs to comply with the ADA or any other regulations, our financial condition, results of operations, and cash flows, quoted per share trading price of our capital stock and our ability to satisfy our debt service obligations and make distributions to you could be adversely affected.

Common limited partners of Kilroy Realty, L.P. have limited approval rights which may prevent us from completing a change of control transaction which may be in the best interests of stockholders.

We may not withdraw from Kilroy Realty, L.P. or transfer our general partnership interest or admit another general partner without the approval of a majority of the common limited partnership unitholders, except in the case of a “termination transaction” described in the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Transferability of Partnership Interests,” which requires the approval of 60% of the common unitholders, including the common units we hold in our capacity as general partner. The right of common limited partners to vote on these transactions could limit our ability to complete a change of control transaction that might otherwise be in the best interests of our stockholders.

Limited partners of Kilroy Realty, L.P. must approve the dissolution of Kilroy Realty, L.P. and the disposition of properties they contributed.

For as long as limited partners own at least 5% of all of the common units of Kilroy Realty, L.P., we must obtain the approval of limited partners holding a majority of the common units before we may:

•	dissolve the partnership, or

•	sell the property located at 2260 East Imperial Highway at Kilroy Airport Center in El Segundo prior to January 31, 2004.

As of June 30, 2003, limited partners owned approximately 13.3% of the outstanding interests in Kilroy Realty, L.P. In addition, Kilroy Realty, L.P. has agreed to use commercially reasonable efforts to minimize the tax consequences to common limited partners resulting from the repayment, refinancing, replacement or restructuring of debt, or any sale, exchange or other disposition of any of its other assets. The exercise of one or more of these approval rights by the limited partners could delay or prevent us from completing a transaction which may be in the best interest of our stockholders.

The Chairman of our board of directors and our President and Chief Executive Officer each have substantial influence over our affairs.

John B. Kilroy, Sr. is the Chairman of our board of directors and John B. Kilroy, Jr. is our President and Chief Executive Officer. Each is a member of our board of directors and together they beneficially own 606,132 shares of common stock, common limited partnership units exchangeable for an aggregate of 1,748,072 shares of common stock and currently vested options to purchase an aggregate of 207,715 shares of common stock, representing a total of approximately 8.7% of the total outstanding shares of common stock as of June 30, 2003, assuming the exchange, at our option, of the common limited partnership units held by Messrs. Kilroy into shares of our common stock and the exercise of their currently vested options. Pursuant to our charter no other stockholder may own, actually or constructively, more than 7.0% of our common stock without obtaining a waiver from the board of directors. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of our outstanding common stock. Consequently, Messrs. Kilroy have substantial influence on us and could exercise their influence in a manner that is not in the best interests of our stockholders. Also, they may in the future have a substantial influence on the outcome of any matters submitted to our stockholders for approval.

There are limits on the ownership of our capital stock which limit the opportunities for a change of control at a premium to existing stockholders.

Provisions of the Maryland General Corporation Law, our charter, our bylaws and Kilroy Realty, L.P.’s partnership agreement may delay, defer or prevent a change in control over us or the removal of existing management. Any of these actions might prevent our stockholders from receiving a premium for their shares of stock over the then prevailing market prices.

The Internal Revenue Code sets forth stringent ownership limits on us as a result of our decision to be taxed as a REIT, including:

•	no more than 50% in value of our capital stock may be owned, actually or constructively, by five or fewer individuals, including some entities, during the last half of a taxable year;

•	our common stock shares must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year, or a proportionate part of a short taxable year; and

•	if we, or any entity which owns 10% or more of our capital stock, actually or constructively owns 10% or more of one of our tenants, or a tenant of any partnership in which we are a partner, then any rents that we receive from the tenant in question will not be qualifying income for purposes of the Internal Revenue Code’s REIT gross income tests, regardless of whether we receive the rents directly or through a partnership.

Our charter establishes clear ownership limits to protect our REIT status. No single stockholder may own, either actually or constructively, more than 7.0% of our common stock outstanding. Similarly, no single holder of our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock may actually or constructively own any class or series of our preferred stock, so that their total capital stock ownership would exceed 7.0% by value of our total capital stock, no single holder of Series B Preferred Stock, if issued, may actually or constructively own more than 7.0% of our Series B Preferred Stock and no single holder of Series E Preferred Stock may actually or constructively own more than 9.8% of the Series E Preferred Stock.

The board of directors may waive the ownership limits if it is satisfied that the excess ownership would not jeopardize our REIT status and if it believes that the waiver would be in our best interests. The board of directors has waived the ownership limits with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and some affiliated entities. These named individuals and entities may own either actually or constructively, in the aggregate, up to 21% of the outstanding common stock.

If anyone acquires shares in excess of any ownership limits:

•	the transfer to the transferee will be void with respect to these excess shares;

•	the excess shares will be automatically transferred from the transferee or owner to a trust for the benefit of a qualified charitable organization;

•	the purported transferee or owner will have no right to vote those excess shares; and

•	the purported transferee or owner will have no right to receive dividends or other distributions from these excess shares.

Our charter contains provisions that may delay, defer or prevent a change of control transaction.

Our board of directors is divided into classes that serve staggered terms.    Our board of directors is divided into three classes with staggered terms. The staggered terms for directors may reduce the possibility of a tender offer or an attempt to complete a change of control transaction even if a tender offer or a change in control were in our stockholders’ interests.

We could issue preferred stock without stockholder approval.    Our charter authorizes our board of directors to issue up to 30,000,000 shares of preferred stock, including convertible preferred stock, without stockholder approval. The board of directors may establish the preferences, rights and other terms, including the right to vote and the right to convert into common stock any shares issued. The issuance of preferred stock could delay or prevent a tender offer or a change of control even if a tender offer or a change of control were in our stockholders’ interests. Kilroy Realty, L.P. has issued 1,500,000 Series A Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 8.075% Series A Cumulative Redeemable Preferred Stock, 700,000 Series C Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 9.375% Series C Cumulative Redeemable Preferred Stock, 900,000 Series D Cumulative Redeemable Preferred units which in the future may be exchanged one-for-one into shares of 9.250% Series D Cumulative Redeemable Preferred Stock and no Series E Cumulative Redeemable Preferred Units which in the future may be exchanged one-for-one into shares of     % Series E Preferred Stock. In addition, we have designated and authorized the issuance of up to 400,000 shares of Series B Junior Participating Preferred Stock in connection with our stockholders’ rights plan. However, no shares of preferred stock of any series are currently issued or outstanding.

We have a stockholders’ rights plan.    Each share of our common stock includes the right to purchase one one-hundredth (1/100th) of a share of our Series B Junior Participating Preferred Stock. The rights have anti-takeover effects and would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not approve. We may redeem the shares for $.01 per right prior to the time that a person or group has acquired beneficial ownership of 15% or more of our common stock. Therefore, the rights should not interfere with any merger or business combination approved by our board of directors.

The staggered terms for directors, the future issuance of additional common or preferred stock and our stockholders’ rights plan may:

•	delay or prevent a change of control over us, even if a change of control might be beneficial to our stockholders;

•	deter tender offers that may be beneficial to our stockholders; or

•	limit stockholders’ opportunity to receive a potential premium for their shares if an investor attempted to gain shares beyond our ownership limits or otherwise to effect a change of control.

Loss of our REIT status would have significant adverse consequences to us and the value of our stock.

We currently operate and have operated since 1997 in a manner that is intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code.

If we were to lose our REIT status, we would face serious tax consequences that would substantially reduce the funds available for distribution to you for each of the years involved because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits.

As a result of all these factors, our failure to qualify as a REIT also could impair our ability to expand our business and raise capital and would adversely affect the value of our capital stock.

Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable treasury regulations that have been promulgated under the Internal Revenue Code is greater in the case of a REIT that, like us, holds its assets through a partnership. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Also, we must make distributions to stockholders aggregating annually at least 90% of our net taxable income, excluding capital gains. In addition, legislation, new regulations, administrative interpretations or court decisions may adversely affect our investors or our ability to qualify as a REIT for federal income tax purposes or the desirability of an investment in a REIT relative to other investments. Although our management believes that we are organized and operate in a manner to qualify as a REIT, no assurance can be given that we have been or will continue to be organized or able to operate in a manner to qualify or remain qualified as a REIT for federal income tax purposes.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. In addition, we will be subject to a 4% non-deductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of federal income and excise taxes, we may need to borrow funds on a short-term basis to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These short-term borrowing needs could result from differences in timing between the actual receipt of income and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Our growth depends on external sources of capital which are outside of our control.

We are required under the Internal Revenue Code to distribute at least 90% of our net taxable income, determined without regard to the dividends-paid deduction and excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our net taxable income each year. Because of this distribution requirement, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources of capital to fund our capital needs. We may not be able to obtain the financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Access to third-party sources of capital depends, in part, on:

•	general market conditions;

•	the market’s perception of our growth potential;

•	our current and expected future earnings;

•	our cash flow and cash distributions; and

•	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

Our board of directors may change our investment and financing policies without stockholder approval and become more highly leveraged, which may increase our risk of default under our debt obligations.

We are not limited in our ability to incur debt.    Our financing policies and objectives are determined by our board of directors. Our goal is to limit our dependence on leverage and maintain a conservative ratio of debt to total market capitalization. Total market capitalization is the market value of our capital stock, including common limited partnership units exchangeable for shares of capital stock, and the liquidation value of Series A, Series C, Series D and Series E Preferred units plus total debt. However, our organizational documents do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. At June 30, 2003, we had approximately $765.5 million aggregate principal amount of indebtedness outstanding, which represented 42.6% of our total market capitalization. This ratio may be increased or decreased without the consent of our stockholders. Therefore, we could become more highly leveraged without stockholder approval, which would resulting an increase in our debt service and which could adversely affect cash flow and the ability to make distributions to you. Higher leverage also increases the risk of default on our obligations and limits our ability to incur additional financing in the future.

We may issue additional shares of capital stock without stockholder approval which may dilute your investment.    We may issue shares of our common stock, preferred stock or other equity or debt securities without stockholder approval. Similarly, we may cause Kilroy Realty, L.P. to offer its common or preferred units for contributions of cash or property without approval by the limited partners of Kilroy Realty, L.P. or our stockholders. Existing stockholders have no preemptive rights to acquire any of these securities, and any issuance of equity securities may dilute your investment.

We may invest in securities related to real estate which could adversely affect our ability to make distributions to you.    We may purchase securities issued by entities which own real estate and may in the future also invest in mortgages. In general, investments in mortgages are subject to several risks, including:

•	borrowers may fail to make debt service payments or pay the principal when due;

•	the value of the mortgaged property may be less than the principal amount of the mortgage note securing the property; and

•	interest rates payable on the mortgages may be lower than our cost for the funds used to acquire these mortgages.

Owning these securities may not entitle us to control the ownership, operation and management of the underlying real estate. In addition, we may have no control over the distributions with respect to these securities, which could adversely affect our ability to make distributions to you.

Sales of a substantial number of shares of our common stock or Series E Preferred Stock, or the perception that this could occur, could result in decreasing the market price per share for our common stock or Series E Preferred Stock.    We cannot predict whether future issuances of shares of our common stock or Series E Preferred Stock or the availability of shares for resale in the open market will result in decreasing the market price per share of our common stock or Series E Preferred Stock.

As of June 30, 2003, 27,564,739 shares of our common stock and no shares of our preferred stock were issued and outstanding and we had reserved for future issuance the following shares of common stock:

•	4,218,752 shares issuable upon the exchange, at our option, of common units issued in connection with the formation of Kilroy Realty, L.P. and in connection with property acquisitions;

•	1,386,770 shares issuable under our 1997 Stock Option and Incentive Plan; and

•	1,000,000 shares issuable under our Dividend Reinvestment and Direct Stock Purchase Plan.

Of the 27,564,739 shares of common stock outstanding at June 30, 2003, all but 153,271 restricted shares were freely tradable in the public market. In addition, we have filed or have agreed to file registration statements covering all of the shares of common stock reserved for future issuance. Consequently, if and when the shares are issued, they may be freely traded in the public markets.

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND

PREFERRED DIVIDENDS AND DISTRIBUTIONS

Our ratio of earnings to fixed charges and earnings to combined fixed charges and preferred dividends and distributions for the six-month period ended June 30, 2003 and for each of the five-year periods ended December 31, 2002 were as follows:

	For Fiscal Year Ended December 31,					For Six Months Ended June 30, 2003
	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.64x	1.79x	1.81x	2.09x	2.30x	2.03x
Ratio of earnings to combined fixed charges and preferred dividends and distributions	1.29x	1.44x	1.46x	1.66x	1.93x	1.56x

We have computed the ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preferred dividends and distributions by dividing fixed charges, excluding capitalized interest and income from unconsolidated entities, plus income from continuing operations including income from minority interests which have fixed charges and including distributed operating income from unconsolidated joint ventures instead of income from unconsolidated joint ventures and amortization of capitalization interest, by fixed charges plus, in the case of ratios of earnings to combined fixed charges and preferred dividends and distributions only, the preferred dividends and distributions. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, amortization of debt issuance costs and, in the case of ratios of earnings to combined fixed charges and preferred dividends and distributions only, preferred distributions of consolidated subsidiaries.

Our ratio of earnings to fixed charges and ratio of earnings to fixed charges and combined fixed charges and preferred dividends and distributions increased from 1.64x to 2.03x and 1.29x to 1.56x, respectively, for the six months ended June 30, 2003 compared to the year ended December 31, 2002, primarily due to the bankruptcy of our second largest tenant Peregrine Systems, Inc. and the effects on our company, including the bankruptcy court’s subsequent rejection of one lease and continuation of another lease under revised terms, as well as the release of the rentable square feet rejected and/or terminated by Peregrine. For further detail, see the section entitled “Risk Factors—We depend on significant tenants.”

USE OF PROCEEDS

We will contribute the net proceeds from this offering to our operating partnership and, in exchange, our operating partnership will issue to us       % Series E Cumulative Redeemable Preferred Units. Between the date of the closing of this offering and November 24, 2003, the date on which the Series C Preferred Units may first be redeemed, our operating partnership will use the net proceeds of this offering to temporarily decrease its borrowings under its revolving credit facility. Our operating partnership will then redeem all                  of the outstanding 9.375% Series C Cumulative Redeemable Preferred Units at a redemption price of $50.00 per share, plus all accumulated and unpaid dividends on such shares up to and including the redemption date. Our board of directors is expected to set                         , 2003 as the redemption date on which all of our outstanding Series C Preferred Units will be redeemed. We will also redeem any shares of Series C Preferred Stock issued in exchange for the Series C Preferred Units after the date of this prospectus supplement.

RECENT ACCOUNTING CHANGE

On July 31, 2003, the SEC issued a clarification of Emerging Issues Task Force Topic D-42, “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock.” Topic D-42 provides, among other things, that any excess of the fair value of the consideration transferred to the holders of preferred stock redeemed over the carrying amount of the preferred stock should be subtracted from net earnings to determine net earnings available to common stockholders in the calculation of earnings per share. The SEC’s clarification of the guidance in Topic D-42 provides that the carrying amount of the preferred stock should be reduced by the related issuance costs.

The July 2003 clarification of Topic D-42 is effective for us beginning with the quarter ending September 30, 2003. We intend to redeem all of the outstanding Series C Preferred Units and, to the extent any are outstanding, Series C Preferred Stock with the net proceeds from this offering. We expect that such redemptions will result in a $0.03 reduction in our basic and diluted earnings per share (from continuing operations and in total) for the quarter in which the redemptions occur, which is expected to be in the quarter ending December 31, 2003.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2003 and as adjusted to give effect to (i) the issuance of the 1,400,000 shares of Series E Preferred Stock offered hereby, and (ii) the redemption of all outstanding 9.375% Series C Cumulative Redeemable Preferred Units. See “Use of Proceeds.”

	June 30, 2003
	Actual	As Adjusted
	(Amounts in thousands)
Cash and cash equivalents	$6,865	$6,865
Long-term debt, including current portions:
Secured debt	510,501	510,501
Unsecured line of credit	255,000	255,000

Total long-term debt	765,501	765,501
Minority interests:
8.075% Series A Cumulative Redeemable Preferred unitholders	73,716	73,716
9.375% Series C Cumulative Redeemable Preferred unitholders	34,464	—
9.250% Series D Cumulative Redeemable Preferred unitholders	44,321	44,321
Common unitholders of the Operating Partnership	66,874	66,874

Total minority interests	219,375	184,911
Stockholders’ equity:
8.075% Series A Cumulative Redeemable Preferred Stock, $.01 par value, 1,700,000 shares authorized, none issued and outstanding	—	—
Series B Junior Participating Preferred Stock, $.01 par value, 400,000 share authorized, none issued and outstanding	—	—
9.375% Series C Cumulative Redeemable Preferred Stock, $.01 par value, 700,000 shares authorized, none issued and outstanding	—	—
9.250% Series D Cumulative Redeemable Preferred Stock, $.01 par value, 1,000,000 shares authorized, none issued and outstanding	—	—
% Series E Cumulative Redeemable Preferred Stock, $.01 par value, no shares authorized, issued and outstanding as of June 30, 2003 and shares authorized and 1,400,000 issued and outstanding as of June 30, 2003, as adjusted	—
Common stock, $.01 par value, 150,000,000 shares authorized, 27,564,739 issued and outstanding	274	274
Additional paid-in capital	494,421	494,421
Distributions in excess of earnings	(50,587)	(50,587)
Accumulated net other comprehensive loss	(7,416)	(7,416)

Total stockholders’ equity	436,692

Total capitalization	$1,428,433

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data at and for the five years ended December 31, 2002 are derived from our audited consolidated financial statements. The financial data at and for the six month periods ended June 30, 2003 and June 30, 2002 are derived from our unaudited consolidated financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2003. We are providing the following financial information to aid you in your analysis of whether to make an investment in the Series E Preferred Stock offered by this prospectus supplement and the accompanying prospectus. This information is only a summary, and you should read it in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports and other information that we have filed with the SEC.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
	(in thousands)
Statements of Operations Data:(1)
Rental income	$180,576	$175,693	$155,061	$135,111	$111,638	$88,650	$88,818
Tenant reimbursements	21,429	20,684	18,080	15,403	14,054	10,932	11,694
Other property income	2,672	6,182	1,625	2,033	3,092	4,871	1,459

Total revenues	204,677	202,559	174,766	152,547	128,784	104,453	101,971

Property expenses	30,251	28,182	21,767	19,208	17,954	16,382	14,470
Real estate taxes	15,212	14,635	13,723	11,530	9,745	7,510	7,482
Provision for bad debts	6,672	3,723	1,796	2,189	924	(502)	3,422
Ground leases	1,354	1,507	1,643	1,397	1,223	644	716
General and administrative expenses	12,557	11,692	10,535	8,686	7,519	7,869	6,616
Provision for pre-development costs	—	—	—	—	1,700	—	—
Interest expense	35,380	41,024	38,205	26,149	20,568	15,274	17,927
Depreciation and amortization	58,933	50,563	39,834	32,572	25,176	26,969	30,389

Total expenses	160,359	151,326	127,503	101,731	84,809	74,146	81,022

Interest income	513	1,030	1,878	1,175	1,698	94	371
Interest income from related party	—	—	2,724	—	—	—	—
Equity in earnings from unconsolidated real estate	—	—	191	—	—	—	—

Total other income	513	1,030	4,793	1,175	1,698	94	371

Income from continuing operations before net gain on disposition of operating properties and minority interests	44,831	52,263	52,056	51,991	45,673	30,401	21,320
Net gain on disposition of operating properties	896	4,714	11,256	46	—	—	896

Income from continuing operations before minority interests	45,727	56,977	63,312	52,037	45,673	30,401	22,216

Minority interests:
Distributions on Cumulative Redeemable Preferred units	(13,500)	(13,500)	(13,500)	(9,560)	(5,556)	(6,750)	(6,750)
Minority interest in earnings of Operating Partnership	(4,436)	(4,025)	(6,166)	(5,907)	(5,074)	(3,158)	(2,185)
Recognition of previously reserved Development LLC preferred return	3,908	—	—	—	—	—	3,908
Minority interest in earnings of Development LLCs	(1,024)	(3,701)	(421)	(199)	—	—	(1,024)

Total minority interests	(15,052)	(21,226)	(20,087)	(15,666)	(10,630)	(9,908)	(6,051)

Income from continuing operations	30,675	35,751	43,225	36,371	35,043	20,493	16,165

Discontinued operations:
Revenues from discontinued operations	9,058	9,898	9,437	8,205	7,543	1,567	5,030
Expenses from discontinued operations	(4,598)	(5,349)	(5,299)	(4,108)	(3,217)	(880)	(2,420)
Net gain on disposition of discontinued operations	6,570	—	—	—	—	3,690	—
Minority interest attributable to discontinued operations	(1,393)	(477)	(517)	(573)	(547)	(584)	(311)

Total discontinued operations	9,637	4,072	3,621	3,524	3,779	3,793	2,299

Net income before cumulative effect of change in accounting principle	40,312	39,823	46,846	39,895	38,822	24,286	18,464
Cumulative effect of change in accounting principle	—	(1,392)	—	—	—	—	—

Net income	$40,312	$38,431	$46,846	$39,895	$38,822	$24,286	$18,464

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
	(in thousands, except per share data)
Share Data:
Weighted average shares outstanding—basic	27,450	27,167	26,599	27,701	26,989	27,287	27,360

Weighted average shares outstanding—diluted	27,722	27,373	26,755	27,727	27,060	27,488	27,678

Income from continuing operations per common share—basic	$1.12	$1.32	$1.63	$1.31	$1.30	$0.75	$0.59

Income from continuing operations per common share—diluted	$1.11	$1.31	$1.62	$1.31	$1.30	$0.75	$0.58

Net income per common share—basic	$1.47	$1.41	$1.76	$1.44	$1.44	$0.89	$0.67

Net income per common share—diluted	$1.45	$1.40	$1.75	$1.44	$1.43	$0.88	$0.67

Dividends declared per common share	$1.98	$1.92	$1.80	$1.68	$1.62	$0.99	$0.99

	December 31,					June 30,
	2002	2001	2000	1999	1998	2003	2002
	(in thousands, except square footage and occupancy data)
Balance Sheet Data:
Investment in real estate, before accumulated depreciation and amortization	$1,686,218	$1,600,994	$1,496,477	$1,410,238	$1,194,284	$1,698,357	$1,678,839
Total assets	1,506,602	1,457,229	1,455,368	1,320,501	1,109,217	1,497,814	1,510,577
Total debt	762,037	714,587	723,688	553,516	405,383	765,501	761,302
Total liabilities	845,934	799,055	787,209	613,519	452,818	841,747	832,946
Total minority interests	220,697	217,546	226,734	234,053	180,500	219,375	224,916
Total stockholders’ equity	439,971	440,628	441,425	472,929	475,899	436,692	452,715

Other Data:
Funds from operations(2)	$97,940	$91,558	$83,471	$80,631	$71,174	$51,210	$50,510

Cash flows from:
Operating activities	95,554	106,082	74,009	84,635	73,429	38,538	38,348
Investing activities	(63,731)	(73,406)	(117,731)	(192,795)	(343,717)	(15,908)	(54,425)
Financing activities	(32,533)	(33,789)	35,206	127,833	267,802	(31,542)	12,253

Office Properties:
Rentable square footage	7,447,605	7,225,448	6,624,423	6,147,985	5,600,459	6,943,059	7,570,371
Occupancy	91.1%	93.9%	96.2%	96.4%	95.7%	86.9%	92.4%

Industrial Properties:
Rentable square footage	4,880,963	5,085,945	5,807,555	6,477,132	6,157,107	4,877,213	5,085,945
Occupancy	97.7%	98.5%	97.8%	96.9%	96.0%	96.5%	98.3%

(1)	Certain line items within the Statements of Operations Data do not equal the amounts reported on our annual reports filed in previous years on Form 10-K. The variance is a result of the reclassification of the net income and net gains on the disposition of operating properties sold subsequent to December 31, 2001 to discontinued operations in accordance with SFAS 144 “Accounting for the Impairment of Disposal of Long-Lived Assets” (see Notes 2 and 21 in our consolidated financial statements incorporated by reference into this prospectus supplement).
(2)	Management believes that funds from operations is a useful supplemental measure of our operating performance. The Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”) in its White Paper defines funds from operations as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Other REITs may use different methodologies for calculating funds from operations, and accordingly, our funds from operations may not be comparable to other REITs.

Because funds from operations excludes depreciation and amortization, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. In addition, management believes that funds from operations provides useful information to the investment community about our financial performance when compared to other REITs since funds from operations is generally recognized as the industry standard for reporting the operations of REITs.

However, funds from operations should not be viewed as an alternative measure of our operating performance since it does not reflect either depreciation and amortization costs or the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties, which are significant economic costs and could materially impact our results from operations.

The following table reconciles our funds from operations to our GAAP net income for the five years ended December 31, 2002 and the six months ended June 30, 2003 and 2002.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2001	2000	1999	1998	2003	2002
	(in thousands)
Net income	$40,312	$38,431	$46,846	$39,895	$38,822	$24,286	$18,464
Adjustments:
Minority interest in earnings of operating partnership	5,829	4,502	6,683	6,480	5,621	3,742	2,496
Depreciation and amortization	59,265	49,757	39,946	33,794	26,200	26,872	30,446
Net gains on dispositions of operating properties	(7,466)	(4,714)	(11,256)	(46)	—	(3,690)	(896)
Cumulative effect of change in accounting principle	—	1,392	—	—	—	—	—
Non-cash amortization of restricted stock grants(1)	—	2,190	1,252	508	531	—	—

Funds from operations	$97,940	$91,558	$83,471	$80,631	$71,174	$51,210	$50,510

(1)	Commencing January 1, 2002, non-cash amortization of restricted stock grants is not added back to calculate funds from operations.

THE COMPANY

We are a real estate investment trust, or REIT, which owns, operates, develops and acquires Class A suburban office and industrial real estate in key suburban submarkets, primarily in Southern California, that we believe have strategic advantages and strong barriers to entry. We were incorporated in September 1996 in Maryland and commenced operations upon the completion of our initial public offering on January 31, 1997. We are the successor to the real estate business of Kilroy Industries and certain of its affiliated corporations, partnerships and trusts.

As of June 30, 2003, our stabilized portfolio of operating properties was comprised of 79 office buildings and 50 industrial buildings, which encompassed an aggregate of approximately 6.9 million and 4.9 million rentable square feet, respectively. Of the foregoing, our properties include ten properties that we developed and then stabilized during 2002 and 2001 encompassing an aggregate of approximately 436,200 and 312,400 rentable square feet, respectively. As of June 30, 2003, our office properties were approximately 86.9% leased to 264 tenants, and our industrial properties were approximately 96.5% leased to 74 tenants. All but five of our properties are located in Southern California.

Our stabilized portfolio excludes development and redevelopment projects currently under construction, or in pre-development, and “lease-up” properties. We define “lease-up” properties as properties recently developed or redeveloped by us that have not yet reached 95% occupancy and are within one year following substantial completion. We had two development office properties and one redevelopment office property in the lease-up phase at June 30, 2003, encompassing an aggregate of approximately 325,000 rentable square feet. As of June 30, 2003, we had one development office property and three redevelopment office properties under construction which when completed are expected to encompass an aggregate of approximately 209,000 and 394,900 rentable square feet, respectively; as yet, they are not part of our stabilized portfolio. In addition, as of June 30, 2003, we owned approximately 58.2 acres of undeveloped land upon which we currently expect to develop an aggregate of approximately 1.1 million rentable square feet of office space during the next three to five years, depending upon market conditions; as yet, they are not part of our stabilized portfolio. All of our lease-up properties and in-process development projects are located in Southern California in the Los Angeles and San Diego regions. All of our undeveloped land parcels are located in Southern California in the San Diego region.

We own our interests in all of our properties through Kilroy Realty, L.P. and Kilroy Realty Finance Partnership, L.P. We conduct substantially all of our activities through Kilroy Realty, L.P. in which, as of June 30, 2003, we owned a general partnership interest representing approximately 86.7% of the common units. The remaining 13.3% common limited partnership interest in Kilroy Realty, L.P. was owned by certain of our executive officers and directors, certain of their affiliates and other outside investors. We are the sole general partner of Kilroy Realty, L.P. and have control over its management. Kilroy Realty, L.P. owns 111 properties of our 129 properties. The remaining properties are owned by Kilroy Realty Finance Partnership, L.P. Kilroy Realty Finance Inc., our wholly-owned subsidiary, is the sole general partner of Kilroy Realty Finance Partnership, L.P. and owns a 1% general partnership interest. Kilroy Realty, L.P. owns the remaining 99% limited partnership interest of Kilroy Realty Finance Partnership, L.P. We conduct substantially all of our development services through Kilroy Services, LLC.

Our common stock is listed on the New York Stock Exchange under the symbol “KRC.”

DESCRIPTION OF SERIES E PREFERRED STOCK

We have summarized the material terms and provisions of our Series E Preferred Stock in this section. For more detail you should refer to our articles of incorporation and articles supplementary, which is an exhibit to the registration statement of which this prospectus supplement is a part.

        % Series E Cumulative Redeemable Preferred Stock.

General.    Our board of directors adopted articles supplementary establishing the terms of the Series E Preferred Stock as a class of our preferred stock, designated as the         % Series E Cumulative Redeemable Preferred Stock. When issued, the Series E Preferred Stock will be validly issued, fully paid and nonassessable.

In connection with this offering, we, in accordance with the terms of the partnership agreement of our operating partnership, will contribute or otherwise transfer the proceeds of the sale of the Series E Preferred Stock to our operating partnership, and our operating partnership will issue to us         % Series E Cumulative Redeemable Preferred Units that mirror the rights, preferences and other terms of the Series E Preferred Stock. Our operating partnership will be required to make all required distributions on such Series E Preferred Units prior to any distribution of cash or assets to the holders of any other units or any other equity interests in our operating partnership, except for any other series of partnership interests ranking on a parity with such Series E Preferred Units as to dividends or voluntary or involuntary liquidation, dissolution or winding up of our operating partnership, in which case distributions will be made pro-rata with the Series E Preferred Units, and except for any series of preferred units ranking senior to such Series E Preferred Units as to dividends, or voluntary or involuntary liquidation, none of which are outstanding at this time.

We intend to file an application to list the Series E Preferred Stock on the New York Stock Exchange. If approved, trading of the Series E Preferred Stock on the New York Stock Exchange is expected to commence within 30 days after initial delivery of the Series E Preferred Stock. See “Underwriting.”

Dividends.    Each share of Series E Preferred Stock will be entitled to receive dividends, when and as declared by our board of directors, out of funds legally available for the payment of dividends, that are:

•	cumulative preferential dividends, in cash, from the date of issue payable in arrears on or before the 15th of February, May, August and November of each year, commencing on February 15, 2004;

•	on parity with any payment made on the Series A Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock and on all other preferred stock designated as ranking on a parity with the Series E Preferred Stock with respect to dividends;

•	in preference to any payment made on any other classes or series of capital stock or our other equity securities ranking junior to the Series E Preferred Stock; and

•	at a rate of % per annum for shares of Series E Preferred Stock.

After the redemption of the Series C Preferred Units, we will redesignate the Series C Preferred Stock as authorized but undesignated preferred stock. No shares of preferred stock of any series are currently issued and outstanding.

Dividends will be payable to holders of record as they appear in our share records at the close of business on the applicable record date, which unless designated otherwise by our board of directors will be 15 business days prior to the applicable payment date. Any dividend payable on the Series E Preferred Stock for any portion of a dividend period shall be prorated and computed on the basis of a 360-day year of twelve 30-day months. If any date on which distributions are to be made on the Series E Preferred Stock is not a business day, then payment of the distribution to be made on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) except that, if such business day is in the next succeeding calendar year, such payment shall be made on the immediately preceding business day, in each case with the same force and effect as if made on such date.

No dividends on the Series E Preferred Stock may be declared by our board of directors or paid or set apart for payment by us at any time one or more of our contractual arrangements or agreements, including any agreement relating to our outstanding indebtedness:

•	prohibits the declaration, payment or setting apart for payment of dividends; or

•	provides that the declaration, payment or setting apart for payment of dividends would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series E Preferred Stock will accrue whether or not:

•	we have earnings;

•	there are funds legally available for the payment of such dividends; or

•	such dividends are declared.

When dividends are not paid in full (and a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Stock and any other series of preferred shares ranking on a parity as to dividends with the Series E Preferred Stock, all dividends declared upon the Series E Preferred Stock and any other series of preferred shares ranking on a parity as to dividends with the Series E Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series E Preferred Stock and such other series of preferred shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Series E Preferred Stock and such other series of preferred shares (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred shares do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preferred Stock which may be in arrears.

Accrued but unpaid dividends on the Series E Preferred Stock will accumulate as of the dividend payment date on which they first become payable. Unless full cumulative dividends on the Series E Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period:

•	no dividends (other than in common shares or other shares of beneficial interest ranking junior to the Series E Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment;

•	no other distribution may be declared or made upon our common shares, or any other equity shares ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation; and

•	no common shares, or any other equity shares ranking junior to or on a parity with the Series E Preferred Stock as to dividends or upon liquidation may be redeemed, purchased or otherwise acquired by us for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) (except by conversion into or exchange for other of our shares of beneficial interest ranking junior to the Series E Preferred Stock as to dividends and upon liquidation).

Holders of the Series E Preferred Stock will not be entitled to any dividend, whether payable in cash, property or shares of stock, in excess of full cumulative dividends on Series E Preferred Stock as provided above. Any dividend payment made on the Series E Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Dividend Tax Status.    As a result of recent changes in the tax law, dividends paid by regular C corporations to persons or entities that are taxed as individuals now are taxed at the rate applicable to long-term capital gains, which is a maximum of 15%, subject to certain limitations. Because we are a REIT, however, our dividends, including dividends paid on our Series E Preferred Stock, generally will continue to be taxed at regular ordinary income tax rates, except to the extent that the special rules relating to qualified dividend income and capital gains dividends paid by a REIT apply as discussed in more detail under the caption “United States Federal Income Tax Considerations” in this prospectus supplement.

If, for any taxable year, we elect to designate as “capital gain dividends” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section) any portion, which we refer to as the “Capital Gain Amount,” of the total dividends (as determined for federal income tax purposes) paid or made available for such taxable year to holders of all classes and series of capital stock, then the portion of the Capital Gain Amount that will be allocable to holders of Series E Preferred Stock shall be in the same proportion that the total of the dividends (as determined for federal income tax purposes) paid or made available to the holders of Series E Preferred Stock for the year bears to the total of all such dividends for the year paid with respect to all classes and series of our outstanding capital stock.

Ranking.    The Series E Preferred Stock will rank:

•	senior to our common stock, the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series E Preferred Stock;

•	on parity with the Series A Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock and with all other preferred stock designated as ranking on a parity with the Series E Preferred Stock with respect to distributions and rights upon liquidation, dissolution or winding-up; and

•	junior to all other preferred stock designated as ranking senior to the Series E Preferred Stock.

Redemption.    At our option, we may redeem, in whole or in part from time to time, upon not less than 30 or more than 60 days written notice, shares of Series E Preferred Stock:

•	on and after , 20 or prior to such date to the extent necessary to maintain our qualification as a REIT; and

•	at a redemption price payable in cash equal to $25.00 per share, plus any accumulated but unpaid dividends, whether or not declared, up to and including the date of redemption.

If fewer than all of the outstanding shares of Series E Preferred Stock are to be redeemed, the shares of Series E Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares), by lot or by any other equitable method that we determine.

In the event of a reorganization or reclassification of our capital stock, any consolidation or merger, or any sale or transfer of all or substantially all of our assets to another person which is:

•	initiated or implemented by any person other than us or any of our affiliates or officers or employee benefits plans; and

•	implemented in a way that holders of our common stock will receive, per share, consideration, other than capital stock, valued in excess of 50% of the then market price of each share of our common stock with respect to, or in exchange for, the common stock, then, immediately upon the occurrence of that event, we will redeem a number of shares of Series E Preferred Stock of each holder thereof, at a price of $25.00 per share plus all accumulated and unpaid dividends with respect to that share, equal to a fraction, the numerator of which is the per share value of such consideration paid to the holders of the common stock and the denominator of which is the then market price of each share of common stock.

Notice of redemption will be given by facsimile and mail, postage prepaid, not less than 30 nor more than 60 days’ prior to the redemption date, addressed to the respective holders of record of the Series E Preferred Stock to be redeemed at their respective addresses as they appear on our share transfer records. No failure to give such notice or any defect therein or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series E Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series E Preferred Stock to be redeemed;

•	the place or places where the certificates evidencing shares of Series E Preferred Stock are to be surrendered for payment of the redemption price;

•	that dividends on the Series E Preferred Stock to be redeemed will cease to accumulate on such redemption date. If fewer than all the shares of Series E Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series E Preferred Stock to be redeemed from such holder; and

•	that payment of the redemption price and any accumulated and unpaid distributions will be made upon presentation and surrender of such Series E Preferred Stock.

If we give a notice of redemption in respect of Series E Preferred Stock (which notice will be irrevocable) then, by 12:00 noon, New York City time, on the redemption date, we will deposit irrevocably in trust for the benefit of the Series E Preferred Stock being redeemed funds sufficient to pay the applicable redemption price, plus any accumulated and unpaid distributions, if any, on such shares to the date fixed for redemption, without interest, and will give irrevocable instructions and authority to pay such redemption price and any accumulated and unpaid distributions, whether or not declared, if any, on such shares to the holders of the Series E Preferred Stock upon surrender of the Series E Preferred Stock by such holders at the place designated in the notice of redemption. If fewer than all Series E Preferred Stock evidenced by any certificate is being redeemed, a new certificate shall be issued upon surrender of the certificate evidencing all Series E Preferred Stock, evidencing the unredeemed Series E Preferred Stock without cost to the holder thereof.

On and after the date of redemption, distributions will cease to accumulate on the Series E Preferred Stock or portions thereof called for redemption, unless we default in the payment thereof. If any date fixed for redemption of Series E Preferred Stock is not a business day, then payment of the redemption price payable on such date will be made on the next succeeding day that is a business day (and without any interest or other payment in respect of any such delay) except that, if such business day falls in the next calendar year, such payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such date fixed for redemption. If payment of the redemption price or any accumulated or unpaid distributions in respect of the Series E Preferred Stock is improperly withheld or refused and not paid by us, distributions on such Series E Preferred Stock will continue to accumulate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the applicable redemption price and any accumulated and unpaid distributions.

If such redemption is to be by lot and, as a result of such redemption, any holder of shares of Series E Preferred Stock would have actual or constructive ownership of more than 9.8% of the issued and outstanding shares of Series E Preferred Stock by value or number of shares, whichever is more restrictive, because such holder’s shares of Series E Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the charter documents, we will redeem the requisite number of shares of Series E Preferred Stock of such holder such that no holder will hold in excess of the 9.8% ownership limit subsequent to such redemption. See “—Restrictions on ownership and transfer of capital stock.”

The holders of shares of Series E Preferred Stock at the close of business on a dividend record date will be entitled to receive the dividend payable with respect to the shares of Series E Preferred Stock held on the corresponding dividend payment date notwithstanding the redemption thereof between such dividend record date and the corresponding dividend payment date or our default in the payment of the dividend due. Except as provided above, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on the shares of Series E Preferred Stock to be redeemed.

No maturity, sinking fund or mandatory redemption.    The Series E Preferred Stock has no maturity date, and we are not required to redeem the Series E Preferred Stock at any time. Accordingly, the Series E Preferred Stock will remain outstanding indefinitely, unless we decide, at our option, to exercise our redemption right. The Series E Preferred Stock is not subject to any sinking fund.

Limited voting rights.    If we do not pay dividends on any shares of Series E Preferred Stock for six or more quarterly periods, whether or not consecutive, the holders of Series E Preferred Stock will have the right to vote as a single class with all other shares of capital stock ranking on parity with the Series E Preferred Stock which have similar vested voting rights for the election of two additional directors to our board of directors. The directors will be elected by a plurality of the votes cast in the election for a one-year term and will serve until their successors are duly elected and qualify or until the director’s right to hold the office terminates, whichever occurs earlier, subject to the director’s earlier death, disqualification, resignation or removal. The election will take place at:

•	special meetings called by the holders of at least 10% of the outstanding shares of Series E Preferred Stock or the holders of shares of any other class or series of stock on parity with the Series E Preferred Stock with respect to which dividends are also accumulated and unpaid if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders, and

•	at each subsequent annual meeting until all dividends accumulated on the Series E Preferred Stock for all past dividend periods and the dividend for the then current dividend period.

When all of the dividends have been paid in full, the holders of Series E Preferred Stock will be divested of their voting rights and the term of any member of our board of directors elected by the holders of Series E Preferred Stock and holders of any other shares of stock on parity with the Series E Preferred Stock will terminate and the holders of Series E Preferred Stock will not be entitled to elect additional directors until such time as we do not pay dividends on any shares of Series E Preferred Stock for another six or more quarterly periods as described above.

In addition, if any shares of Series E Preferred Stock are outstanding, without the affirmative vote of the holders of two-thirds of the series of Series E Preferred Stock then outstanding, as applicable, we may not:

•	designate or create or increase the authorized or issued amount of any class or series of shares of capital stock ranking senior to the Series E Preferred Stock,

•	reclassify any of our authorized shares of capital stock into any shares ranking senior to the Series E Preferred Stock,

•	designate or create, or increase the authorized or issued amount of, or reclassify any of our authorized shares of capital stock into any stock on parity with the Series E Preferred Stock, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares, but only to the extent the shares on parity with the Series E Preferred Stock are issued to one of our affiliates, or

•	either

•	consolidate, merge into or with, or convey, transfer or lease our assets substantially as an entirety, to any corporation or other entity, or

•	amend, alter or repeal the provisions of our charter, whether by merger, consolidation or otherwise, in each case that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series E Preferred Stock or the holders of Series E Preferred Stock.

We may, however, increase the authorized or issued amount of the Series E Preferred Stock or any preferred stock on parity with the Series E Preferred Stock, whether by amendment of our charter or otherwise, without any vote of the holders of the Series E Preferred Stock if all such additional shares:

•	remain unissued,

•	are issued to an underwriter in a public offering registered with the SEC,

•	are issued to persons who are not our affiliates or

•	fall into any combination of the foregoing,

subject to the consent of the holders of the 8.075% Series A Cumulative Redeemable Preferred Units, 9.375% Series C Cumulative Redeemable Preferred Units and the 9.250% Series D Cumulative Redeemable Preferred Units, as required pursuant to our charter.

In any matter in which the Series E Preferred Stock may vote (as expressly provided in the articles supplementary or as may be required by law), each share of Series E Preferred Stock shall be entitled to one vote per $50.00 of liquidation preference. As a result, each share of Series E Preferred Stock will be entitled to  one-half of a vote.

The voting provisions above will not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required would occur, we have redeemed or called for redemption upon proper procedures all outstanding shares of Series E Preferred Stock.

The Series E Preferred Stock will have no voting rights other than as discussed above.

Liquidation preference.    Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of shares of Series E Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends, whether or not declared, to the date of payment, before any distribution or payment may be made to holders of shares of our common stock or any other class or series of our capital stock ranking, as to liquidation rights, junior to the Series E Preferred Stock. If, upon our voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series E Preferred Stock and the corresponding amounts payable on all shares of each other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series E Preferred Stock, then the holders of the Series E Preferred Stock and each such other class or series of capital stock ranking, as to liquidation rights, on a parity with the Series E Preferred Stock will share proportionately in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

Holders of Series E Preferred Stock will be entitled to written notice of any liquidation not less than 30 and not more than 60 days prior to the payment date. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series E Preferred Stock will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution or winding up.

Conversion.    The Series E Preferred Stock is not convertible into or exchangeable for any property or other securities.

Global securities.

Rather than issue the Series E Preferred Stock in the form of physical certificates, we will generally issue the shares in book-entry form evidenced by one or more global securities. We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee.

DTC holds securities for its participants to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Some of the participants, or their representatives, together with other entities, own DTC.

Purchases of Series E Preferred Stock under the DTC system must be made by or through participants, which will receive a credit for the shares on DTC’s records. Holders who are DTC participants may hold their interests in global securities directly through DTC. Holders who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, or through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant and have indirect access to the DTC system. The ownership interest of each actual purchaser is recorded on the participant’s and indirect participants’ records. Purchasers will not receive written confirmation from DTC of their purchase, but should receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction.

So long as Cede & Co. is the registered owner of any global security, Cede & Co. for all purposes will be considered the sole holder of the global security. The deposit of shares of Series E Preferred Stock with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the shares. DTC has no knowledge of the actual beneficial owners of the shares. DTC’s records reflect only the identity of the participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Neither DTC nor Cede & Co. consents or votes with respect to the shares. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to the participants whose accounts are credited with the shares on the record date. DTC has advised us that it will take any action permitted to be taken by a holder of shares only at the direction of participants whose accounts are credited with DTC interests in the relevant global security.

Unless our use of the book-entry system is discontinued, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form and will not be considered the holders of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability of those holders to transfer their beneficial interests in the global security.

Delivery of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

Redemption notices will be sent to Cede & Co. If less than all of the principal amount of the global securities of the same series is being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

Redemption proceeds, distributions and dividend payments on the Series E Preferred Stock will be made to Cede & Co. by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payment date in accordance with their respective holdings shown on DTC’s records unless DTC believes that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in a “street name,” and will be the responsibility of the participants and indirect participants.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we are not responsible for its accuracy. The rules applicable to DTC and its participants are on file with the SEC. Neither we nor any transfer agent, registrar or paying agent are responsible for the performance by DTC or their participants or indirect participants under the rules and procedures governing their operations or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

DESCRIPTION OF CAPITAL STOCK

We have summarized the material terms and provisions of our capital stock in this section. For more detail you should refer to our charter, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus supplement is a part.

Common stock.

General.    Our charter authorizes us to issue 150,000,000 shares of common stock, par value $0.01 per share. As of June 30, 2003, we had 27,564,739 shares of common stock issued and outstanding. The 27,564,739 outstanding shares excludes the 4,218,752 shares of common stock, as of June 30, 2003, which we may issue in exchange for presently outstanding common units which may be tendered for redemption to Kilroy Realty, L.P.

Shares of our common stock:

•	are entitled to one vote per share on all matters presented to stockholders generally for a vote, including the election of directors, with no right to cumulative voting;

•	do not have any conversion rights;

•	do not have any exchange rights;

•	do not have any sinking fund rights;

•	do not have any redemption rights;

•	do not have any appraisal rights;

•	do not have any preemptive rights to subscribe for any of our securities; and

•	are subject to restrictions on ownership and transfer.

We may pay distributions on shares of common stock, subject to the preferential rights of, when issued, our Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and any other series or class of capital stock which we may issue in the future. However, we may only pay distributions when our board of directors authorizes a distribution out of legally available funds. We make, and intend to continue to make, quarterly distributions on outstanding shares of common stock.

Our board of directors may:

•	reclassify any unissued shares of common stock into other classes or series of capital stock;

•	establish the number of shares in each of these classes or series of capital stock;

•	establish any preference rights, conversion rights and other rights, including voting powers, of each of these classes or series of capital stock;

•	establish restrictions, such as limitations and restrictions on ownership, dividends or other distributions of each of these classes or series of capital stock; and

•	establish qualifications and terms or conditions of redemption for each of these classes or series of capital stock.

Material provisions of Maryland General Corporation Law.    Under the Maryland General Corporation Law, our stockholders are generally not liable for our debts or obligations. If we liquidate, we will first pay all debts and other liabilities, including debts and liabilities arising out of our status as general partner of Kilroy Realty, L.P., and any preferential distributions on any outstanding shares of preferred stock. Each holder of common stock then will share ratably in our remaining assets. All shares of common stock have equal distribution, liquidation and voting rights, and have no preference or exchange rights, subject to the ownership limits in our charter or as permitted by our board of directors pursuant to executed waiver agreements.

Under the Maryland General Corporation Law, we generally require approval by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to vote before we can:

•	dissolve;

•	amend our charter;

•	merge;

•	sell all or substantially all of our assets;

•	engage in a share exchange; or

•	engage in similar transactions outside the ordinary course of business.

Because the term “substantially all of a Company’s assets” is not defined in the Maryland General Corporation Law it is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. Although the Maryland General Corporation Law allows our charter to establish a lesser percentage of affirmative votes by our stockholders for approval of those actions, our charter does not include this provision.

Rights to purchase Series B Preferred Stock.    Each share of our common stock includes a right to purchase from us, once the rights become exercisable, one one-hundredth (1/100th) of a share of our Series B Preferred Stock, at a purchase price of $71.00 per share, subject to anti-dilution adjustments. Once exercisable, the rights may be exercised until we redeem them, until they are exchanged or terminated, or until they expire on October 2, 2008.

The rights will be transferred only with shares of our common stock until the earlier to occur of:

(1)	ten days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired, or obtained the right to acquire, beneficial ownership of:

•	15% or more of the shares of our common stock or,

•	in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock, and

(2)	ten business days, or on a later date as may be determined by our board of directors, prior to the time that any person or group of affiliated persons becomes an acquiring person, following the commencement or announcement of an intention to make a tender offer or exchange offer for shares of our common stock, the consummation of which would result in the beneficial ownership by:

•	a person or group of 15% or more of the shares of our common stock or,

•	in the case of John B. Kilroy, Sr., the Chairman of our board of directors, John B. Kilroy, Jr., our President and Chief Executive Officer, and Kilroy Industries, and their respective affiliates, of more than 21% of the shares of our common stock.

We refer to the earlier of these dates as the distribution date. The rights will be transferred only with shares of our common stock until the distribution date, earlier redemption or expiration of the rights. Our board of directors may not postpone the exercisability and transferability of the rights. As soon as practicable after the distribution date, separate right certificates will be issued to holders of record of shares of common stock as of the close of business on the distribution date. Subject to the termination of the right of redemption, the rights will become exercisable and transferable. Right certificates initially will represent the right to purchase one share of common stock for each share of our common stock currently outstanding.

If a person or group becomes an acquiring person, or if we are the surviving corporation in a merger with an acquiring person or any affiliate or associate of an acquiring person and shares of common stock are not changed or exchanged, each holder of a right, other than rights that are or were acquired or beneficially owned by the acquiring person, may receive upon exercise that number of shares of common stock having a market value of two times the then current purchase price of one right. The rights that are or were acquired or beneficially owned by the acquiring person will then be void.

We will adjust the number of rights associated with each share of our common stock as necessary if we distribute shares of common stock as dividends, or declare a stock split or reverse stock split in our common stock. If after a person has become an acquiring person we are acquired in a merger or other business combination transaction or more than 50% of our assets or earning power are sold, each holder of a right will receive, upon the exercise of a right at the then current purchase price, the number of shares of common stock of the acquiring company which at the time of that transaction would have a market value of two times the then current purchase price of one right.

At any time after a person becomes an acquiring person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by the acquiring person of 50% or more of our then outstanding common stock, we may exchange the rights, other than rights owned by an acquiring person which have become void, in whole or in part, for shares of common stock having an aggregate value equal to the difference between the value of the common stock issuable upon exercise of the rights and the purchase price payable upon the exercise.

Our board of directors may:

•	redeem the rights in whole, but not in part, at a redemption price of $.01 per right at any time prior to the time a person becomes an acquiring person;

•	in its sole discretion establish when the redemption of the rights may be made effective, on what basis and under what conditions; and

•	amend any of the provisions of the rights agreement for so long as the rights are redeemable.

Immediately upon any redemption of the rights, a stockholder’s right to exercise the rights will terminate and the holders of rights may then only receive the redemption price. After the rights are no longer redeemable, we may amend or supplement the rights agreement only in a manner that does not adversely affect the interests of the holders of the rights.

We may adjust from time to time the purchase price payable, and the number of one one-hundredths of a share of Series B Preferred Stock or other securities or property issuable, upon exercise of the rights to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B Preferred Stock,

•	upon the grant to holders of the shares of Series B Preferred Stock of some rights or warrants to subscribe to or purchase shares of Series B Preferred Stock or convertible securities at less than the current market price of the Series B Preferred Stock, or

•	upon the distribution to holders of shares of Series B Preferred Stock of evidences of indebtedness, cash, securities or assets or of subscription rights or warrants, other than those referred to above.

The distributions referred to above exclude:

•	regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend paid or,

•	in case regular periodic cash dividends have not been paid, at a rate not in excess of 50% of our average net income per share for the four quarters ended immediately prior to the payment of the dividend, or dividends payable in shares of Series B Preferred Stock which will be subject to the adjustment described above.

Until a right is exercised, the holder of the right will have no rights as a stockholder beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Preferred stock.

Our charter authorizes us to issue 30,000,000 shares of preferred stock, par value $.01 per share. Of the 30,000,000 authorized shares of preferred stock, we have classified and designated 1,700,000 shares as Series A Preferred Stock, 400,000 as Series B Preferred Stock, 700,000 shares as Series C Preferred Stock, 900,000 shares as Series D Preferred Stock and 1,400,000 shares as Series E Preferred Stock. No shares of preferred stock are currently issued and outstanding.

We may classify, designate and issue additional shares of preferred stock, in one or more classes, as authorized by our board of directors without the prior consent of our stockholders. The board of directors may afford the holders of preferred stock preferences, powers and rights—voting or otherwise—senior to the rights of holders of shares of common stock. Our board of directors can authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying or preventing a change of control transaction that might involve a premium price for holders of shares of common stock or otherwise be in their best interest. All shares of preferred stock which are issued and become outstanding will be fully paid and nonassessable. Before we may issue any shares of preferred stock of any class, the Maryland General Corporation Law and our charter require our board of directors to determine the following:

•	the designation;

•	the terms;

•	preferences;

•	conversion and other rights;

•	voting powers;

•	restrictions;

•	limitations as to distributions;

•	qualifications; and

•	terms or conditions of redemption.

8.075% Series A Cumulative Redeemable Preferred Stock, 9.375% Series C Cumulative Redeemable Preferred Stock and 9.250% Series D Cumulative Redeemable Preferred Stock.

General.    Of our 30,000,000 authorized preferred shares, we designated 1,700,000 shares as Series A Preferred Stock, 700,000 shares as Series C Preferred Stock and 900,000 shares as Series D Preferred Stock. Shares of Series A Preferred Stock are issuable on a one-for-one basis upon redemption or exchange of Kilroy Realty, L.P.’s Series A Preferred Units. Shares of Series C Preferred Stock are issuable on a one-for-one basis upon redemption or exchange of Kilroy Realty, L.P.’s Series C Preferred Units. Shares of Series D Preferred Stock are issuable on a one-for-one basis upon redemption or exchange of Kilroy Realty, L.P.’s Series D Preferred Units.

Dividends.    Each share of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will be entitled to receive dividends that are:

•	cumulative preferential dividends, in cash, from the date of issue payable in arrears on or before the 15th of February, May, August and November of each year, including any accumulated but unpaid distributions in respect of Series A Preferred Units, Series C Preferred Units and Series D Preferred Units at the time they are exchanged for shares of Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable;

•	in preference to any payment made on any other classes or series of capital stock or our other equity securities ranking junior to the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock; and

•	at a rate of 8.075% per annum for shares of Series A Preferred Stock, at a rate of 9.375% per annum for shares of Series C Preferred Stock and at a rate of 9.250% per annum for shares of Series D Preferred Stock.

Ranking.    The Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will rank:

•	senior to our common stock, the Series B Preferred Stock and all other preferred stock designated as ranking junior to the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock;

•	on parity with each other and with all other preferred stock designated as ranking on a parity with the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up; and

•	junior to all other preferred stock designated as ranking senior to Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

Redemption.    At our option, we may redeem, in whole or in part from time to time:

•	shares of Series A Preferred Stock on and after February 6, 2003, shares of Series C Preferred Stock on and after November 24, 2003 and shares of Series D Preferred Stock on and after December 9, 2004, or prior to these dates to the extent necessary to maintain our qualification as a REIT;

•	shares of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock at a redemption price payable in cash equal to $50.00 per share, plus any accumulated but unpaid dividends whether or not declared to the date of redemption; and

•	by paying the redemption price of the Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, excluding the portion consisting of accumulated but unpaid dividends, solely out of proceeds from issuance of our capital stock.

In the event of our capital reorganization or reclassification of capital stock, any consolidation or merger, or any sale or transfer of all or substantially all of our assets to another person which is

•	initiated or implemented by any person other than us or any of our affiliates or officers or employee benefits plans; and

•	implemented in a way that holders of our common stock will receive, per share, consideration, other than capital stock, valued in excess of 50% of the then market price of each share of our common stock with respect to, or in exchange for, the common stock, then, immediately upon the occurrence of that event, we will redeem a number of shares of Series D Preferred Stock of each holder thereof, at a price of $50.00 per share plus all accumulated and unpaid dividends with respect to that share, equal to a fraction, the numerator of which is the per share value of such consideration paid to the holders of the common stock and the denominator of which is the then market price of each share of common stock.

Limited voting rights.    If we do not pay dividends on any shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock for six or more quarterly periods, including any periods during which we do not make distributions in respect of Series A Preferred Units, Series C Preferred Units, Series D Preferred Units and Series E Preferred Units prior to their exchange into shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as applicable, whether or not consecutive, the holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock will have the right to vote as a single class with all other shares of capital stock ranking on parity with the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock which have similar vested voting rights for the election of two additional directors to our board of directors. The directors will be elected by a plurality of the votes cast in the election for a one-year term and until their successors are duly elected and qualify or until the director’s right to hold the office terminates, whichever occurs earlier, subject to the director’s earlier death, disqualification, resignation or removal. The election will take place at:

•	special meetings called by the holders of at least 10% of the outstanding shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or the holders of shares of any other class or series of stock on parity with the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and Series E Preferred Stock with respect to which dividends are also accumulated and unpaid if this request is received more than 90 days before the date fixed for our next annual or special meeting of stockholders or, if we receive the request for a special meeting less than 90 days before the date fixed for our next annual or special meeting of stockholders, at our annual or special meeting of stockholders, and

•	at each subsequent annual meeting until all dividends accumulated on the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and Series E Preferred Stock for all past dividend periods and the dividend for the then current dividend period, including accumulated but unpaid distributions in respect of Series A Preferred Units, Series C Preferred Units, Series D Preferred Units and Series E Preferred Units at the time they are exchanged for shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, as applicable, have been fully paid or declared and a sum sufficient for the payment of the dividends is irrevocably set aside in trust for payment in full.

When all of the dividends have been paid in full, the holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock will be divested of their voting rights and the term of any member of our board of directors elected by the holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and holders of any other shares of stock on parity with the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock will terminate.

In addition, if any shares of Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock are outstanding, without the consent of two-thirds of the holders of the series of preferred stock then outstanding, as applicable, we may not:

•	authorize or create or increase the authorized or issued amount of any shares of capital stock ranking senior to the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock,

•	reclassify any of our authorized shares of capital stock into any shares ranking senior to the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock,

•	designate or create, or increase the authorized or issued amount of, or reclassify any of our authorized shares of capital stock into any stock on parity with the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares, but only to the extent the shares on parity with the Series A Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock are issued to one of our affiliates, or

•	either

•	consolidate, merge into or with, or convey, transfer or lease our assets substantially as an entirety, to any corporation or other entity, or

•

amend, alter or repeal the provisions of our charter, whether by merger, consolidation or otherwise, in each case that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock, Series C Preferred

Stock, Series D Preferred Stock and the Series E Preferred Stock or the holders of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and the Series E Preferred Stock.

The Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will have no voting rights other than as discussed above.

Liquidation preference.    Each share of Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accumulated but unpaid dividends, in preference to any other class or series of our capital stock, other than those equity securities expressly designated as ranking on a parity with or senior to the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and the Series E Preferred Stock.

Series B Junior Participating Preferred Stock.

General.    Of our 30,000,000 authorized preferred shares, we designated 400,000 shares as Series B Junior Participating Preferred Stock. The Series B Preferred Stock is issuable upon exercise of the rights to purchase shares of Series B Preferred Stock, as described above in the section entitled “—Common stock—Rights to purchase Series B Preferred Stock.”

Ranking.    The Series B Preferred Stock, if and when issued, will rank:

•	junior to our Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and the Series E Preferred Stock, if and when issued, and all other classes or series of preferred stock designated as ranking senior to the Series B Preferred Stock with respect to distributions and rights upon liquidation, dissolution, or winding-up;

•	senior to all classes or series of preferred stock designated as ranking junior to the Series B Preferred Stock; and

•	on a parity with all other classes or series of stock designated as ranking on a parity with the Series B Preferred Stock.

Dividends.    Each share of Series B Preferred Stock will be entitled, when, and if declared, to the greater of:

•	a minimum preferential cumulative quarterly dividend payment of $1.00 per share paid on the first day of March, June, September and December, and

•	an aggregate dividend of 100 times the dividend, if any, declared per share of common stock, other than a dividend payable in shares of common stock, since the last quarterly dividend payment date.

We will adjust the right to dividends per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock. Accumulated and unpaid dividends shall not bear interest. Dividends paid on shares of Series B Preferred Stock which are less than the total amount of the dividends accumulated and payable on these shares shall be allocated pro rata on a share-by-share basis among all of the outstanding shares of Series B Preferred Stock.

Until dividends or distributions payable on the Series B Preferred Stock, whether or not declared, have been paid in full, we may not:

•	declare or pay dividends, or make any other distributions, including upon liquidation, dissolution or winding up, on any shares of capital stock ranking:

•	junior to the Series B Preferred Stock;

•	on parity with the Series B Preferred Stock, except dividends paid ratably on the Series B Preferred Stock and any parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all shares are then entitled;

•	redeem or purchase or otherwise acquire for consideration:

•	shares of any capital stock ranking junior, either as to dividends or upon liquidation, dissolution or winding up, to the Series B Preferred Stock, except as provided in our charter to protect our REIT status or if we acquire shares of junior stock in exchange for shares of any of our capital stock ranking junior both as to dividends and upon dissolution, liquidation or winding up, to the Series B Preferred Stock; or

•	any shares of Series B Preferred Stock, or any shares of capital stock ranking on parity with the Series B Preferred Stock, except as provided for in our charter to protect our REIT status or in accordance with a written or published purchase offer to all holders of the shares on terms that our board of directors shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

We will not permit any of our subsidiaries to purchase or otherwise acquire for consideration any shares of our capital stock unless we could purchase or otherwise acquire the shares at that time and in the manner set forth above.

Liquidation preference.    If we liquidate, dissolve or wind-up our business, the holders of shares of Series B Preferred Stock will be entitled, pro rata with any shares of preferred stock ranking on parity with the Series B Preferred Stock, to an aggregate preferential liquidation payment of 100 times the payment made per share of common stock. In no event may the liquidation payment be less than $100 per share plus any accumulated and unpaid dividends. We will adjust the liquidation preference per share of the Class B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Voting rights.    Each holder of a share of Series B Preferred Stock is entitled to 100 votes on all matters submitted to our stockholders having general voting rights. We will adjust as necessary the votes per share of the Series B Preferred Stock if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Except as required by law, we do not require the consent of holders of Series B Preferred Stock for taking any corporate action, unless they are entitled to vote with holders of common stock. Generally, any holder of Series B Preferred Stock, common stock or any other shares of stock that have general voting powers will vote together as one class on all matters submitted to those stockholders having general voting rights.

Business combinations.    If we enter into any consolidation, merger, combination or other transaction, shares of our common stock may be exchanged for or changed into other stock or securities, cash and/or any other property. In that case, each share of Series B Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or any other property, payable in kind, as the case may be, into or for which each share of common stock is changed or exchanged. We will adjust the amount of per share consideration to be received by holders of Series B Preferred Stock upon any of these transactions if we increase or decrease the number of shares of common stock by declaring or paying a dividend on the common stock payable in shares of common stock, or subdividing, combining or consolidating the outstanding shares of common stock.

Redemption.    We may not redeem the Series B Preferred Stock at any time.

Restrictions on ownership and transfer of capital stock.

Internal Revenue Code requirements.

To maintain our tax status as a REIT, five or fewer individuals, as that term is defined in the Internal Revenue Code, which includes certain entities, may not own, actually or constructively, more than 50% in value of our issued and outstanding capital stock at any time during the last half of a taxable year. Constructive ownership provisions in the Internal Revenue Code determine if any individual or entity constructively owns our capital stock for purposes of this requirement. In addition, 100 or more persons must beneficially own our capital stock during at least 335 days of a taxable year or during a proportionate part of a short taxable year. Also, rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying income for purposes of the gross income tests of the Internal Revenue Code. To help ensure we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Transfer restrictions in our charter.

Subject to exceptions specified in our charter, no holder may own, either actually or constructively under the applicable constructive ownership provisions of the Internal Revenue Code:

•	more than 7.0%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 7.0%, by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•	if and when issued, shares of our Series A Preferred Stock, Series C Preferred Stock and/or Series D Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 7.0% by value of our outstanding shares of capital stock; or

•	if and when issued, more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock.

After the redemption of the Series C Preferred Units, we will redesignate the Series C Preferred Stock as authorized but undesignated preferred stock. In addition, because rent from tenants in which we actually or constructively own a 10% or greater interest is not qualifying rent for purposes of the gross income tests under the Internal Revenue Code, our charter provides that no holder may own, either actually or constructively by virtue of the constructive ownership provisions of the Internal Revenue Code, which differ from the constructive ownership provisions used for purposes of the preceding sentence:

•	more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our common stock;

•	if and when issued, more than 9.8% by number of shares or value, whichever is more restrictive, of our Series B Preferred Stock;

•	if and when issued, shares of our Series A Preferred Stock, Series C Preferred Stock and/or Series D Preferred Stock, which, taking into account all other shares of our capital stock actually or constructively held, would cause a holder to own more than 9.8% by value of our outstanding shares of capital stock; or

•	if and when issued, more than 9.8%, by number of shares or value, whichever is more restrictive, of the outstanding shares of our Series E Preferred Stock.

We refer to the limits described in this paragraph, together, as the “ownership limits.”

The constructive ownership provisions set forth in the Internal Revenue Code are complex, and may cause shares of our capital stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of shares of our capital stock in an amount that does not exceed the ownership limits, or the acquisition of an interest in an entity that actually or constructively owns our capital stock, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively shares in excess of the ownership limits and thus violate the ownership limits described above or otherwise permitted by our board of directors. In addition, if and when such shares are issued, a violation of the ownership limits relating to the Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock could occur as a result of a fluctuation in the relative value of this stock and our common stock, even absent a transfer or other change in actual or constructive ownership.

Our board of directors may waive the ownership limits with respect to a particular stockholder if it:

•	determines that the ownership will not jeopardize our status as a REIT; and

•	otherwise decides that this action would be in our best interest.

As a condition of this waiver, our board of directors may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving our REIT status. Our board of directors has waived the ownership limit applicable to our common stock for John B. Kilroy, Sr. and John B. Kilroy, Jr., as well as members of their families and entities which are deemed to own Messrs. Kilroy’s common stock, allowing them to own up to 21% of our common stock. However, the board of directors conditioned this waiver upon the receipt of undertakings and representations from Messrs. Kilroy which it believed were reasonably necessary in order to conclude that the waiver would not cause us to fail to qualify and maintain our status as a REIT.

In addition to the foregoing ownership limits, no holder may own, either actually or constructively under the applicable attribution rules of the Internal Revenue Code, any shares of any class of our capital stock if, as a result of this ownership:

•	more than 50% in value of our outstanding capital stock would be owned, either actually or constructively under the applicable constructive ownership provisions of the Internal Revenue Code, by five or fewer individuals, as defined in the Internal Revenue Code,

•	our capital stock would be beneficially owned by less than 100 persons, determined without reference to any constructive ownership provisions, or

•	we would fail to qualify as a REIT.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of our shares of capital stock that will or may violate any of the foregoing restrictions on transferability and ownership must give us notice immediately and provide us with any other information that we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to continue to qualify, as a REIT.

Effect of violation of ownership limits and transfer restrictions.

If any attempted transfer of our capital stock or any other event would result in any person violating the ownership limits described above, unless otherwise permitted by our board of directors, then the purported transfer will be void and of no force or effect with respect to the attempted transferee as to that number of shares in excess of the applicable ownership limit, and the transferee shall acquire no right or interest in the excess shares. In the case of any event other than a purported transfer, the person or entity holding record title to any of the excess shares shall cease to own any right or interest in the excess shares.

Any excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer.

The trustee must:

•	within 20 days of receiving notice from us of the transfer of shares to the trust,

•	sell the excess shares to a person or entity who could own the shares without violating the ownership limits or as otherwise permitted by our board of directors, and

•	distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the price paid by the prohibited transferee or owner for the excess shares or the sales proceeds received by the trust for the excess shares;

•	in the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, such as a gift,

•	sell the excess shares to a qualified person or entity, and

•	distribute to the prohibited transferee or owner, as applicable, an amount equal to the lesser of the market price of the excess shares as of the date of the event or the sales proceeds received by the trust for the excess shares;

•	in either case above, distribute any proceeds in excess of the amount distributable to the prohibited transferee or owner, as applicable, to the charitable organization selected by us as beneficiary of the trust.

The trustee shall be designated by us and be unaffiliated with us and any prohibited transferee or owner. Prior to a sale of any excess shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and may also exercise all voting rights with respect to the excess shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion,

•	to rescind as void any vote cast by a prohibited transferee or owner, as applicable, prior to our discovery that our shares have been transferred to the trust, and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. Any dividend or other distribution paid to the prohibited transferee or owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or as otherwise permitted by the board of directors, then our charter provides that the transfer of the excess shares will be void.

If shares of capital stock are transferred to any person in a manner which would cause us to be beneficially owned by fewer than 100 persons, the transfer shall be null and void in its entirety, and the intended transferee will acquire no rights to the stock.

If our board of directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own our capital stock in violation of the limits described above, it shall take actions to refuse to give effect to or to prevent the ownership or acquisition, including, but not limited to:

•	authorizing us to repurchase stock,

•	refusing to give effect to the ownership or acquisition on our books, or

•	instituting proceedings to enjoin the ownership or acquisition.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

All persons who own at least a specified percentage of the outstanding shares of our stock must file with us a completed questionnaire annually containing information about their ownership of the shares, as set forth in the applicable treasury regulations. Under current treasury regulations, the percentage is between 0.5% and 5.0%, depending on the number of record holders of our shares. In addition, each stockholder may be required to disclose to us in writing information about the actual and constructive ownership of our shares as our board of directors deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

These ownership limitations could discourage a takeover or other transaction in which holders of some, or a majority, of our shares of capital stock might receive a premium for their shares over the then prevailing market price or which stockholders might believe to be otherwise in their best interest.

Transfer agent and registrar for shares of capital stock.

Mellon Investor Services LLC is the transfer agent and registrar for our shares of preferred stock and common stock.

DESCRIPTION OF MATERIAL PROVISIONS OF THE

PARTNERSHIP AGREEMENT OF KILROY REALTY, L.P.

We have summarized the material terms and provisions of the Fourth Amended and Restated Agreement of Limited Partnership of Kilroy Realty L.P. which we refer to as the “partnership agreement.” This summary is not complete. For more detail, you should refer to the partnership agreement itself, which we have previously filed with the SEC and which we incorporate by reference as an exhibit to the registration statement of which this prospectus supplement is a part.

Management of the partnership.

Kilroy Realty, L.P. is a Delaware limited partnership. We are the sole general partner of Kilroy Realty, L.P. and conduct substantially all of our business through it, except for development and certain other services which are conducted through Kilroy Services, LLC.

As the sole general partner of Kilroy Realty, L.P., we exercise exclusive and complete discretion in its day-to-day management and control. We can cause Kilroy Realty, L.P. to enter into certain major transactions including acquisitions, dispositions and refinancings and cause changes in its line of business, capital structure and distribution policies. Kilroy Realty, L.P. has both preferred limited partnership interests and common limited partnership interests. As of June 30, 2003, Kilroy Realty, L.P. has issued and outstanding 1,500,000 Series A Preferred Units, no Series B Preferred Units, 700,000 Series C Preferred Units, 900,000 Series D Preferred Units, no Series E Preferred Units and 4,218,752 common units. We refer collectively to the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units and the common units as the “units.” Limited partners may not transact business for, or participate in the management activities or decisions of, Kilroy Realty, L.P., except as provided in the partnership agreement and as required by applicable law.

Indemnification of our officers and directors.

To the extent permitted by applicable law, the partnership agreement indemnifies us, as general partner, and our officers and directors and any other persons we may designate, to the same extent that our charter provides for indemnification of our officers and directors. Similarly, the partnership agreement limits our liability, as well as that of our officers and directors, to Kilroy Realty, L.P. to the same extent that our charter limits the liability of our officers and directors.

Transferability of partnership interests.

Generally, we may not voluntarily withdraw from or transfer or assign our interest in Kilroy Realty, L.P. without the consent of the holders of at least 60% of the common partnership interests including our interests. The limited partners may not transfer, assign, sell, encumber or otherwise dispose of their interest in Kilroy Realty, L.P., other than to family members or accredited investors. These family members and accredited investors must agree to assume the transferor’s obligations under the partnership agreements. This transfer is subject to our right of first refusal to purchase the limited partner’s units for our benefit.

In addition, without our consent, limited partners may not transfer their units:

•	to any person who lacks the legal capacity to own the units;

•	in violation of applicable law;

•	where the transfer is for only a portion of the rights represented by the units, such as the partner’s capital account or right to distributions;

•	if we believe the transfer would cause the termination of Kilroy Realty, L.P. or would cause it to no longer be classified as a partnership for federal or state income tax purposes;

•	if the transfer would cause Kilroy Realty, L.P. to become a party-in-interest within the meaning of ERISA or would cause its assets to constitute assets of an employee benefit plan under applicable regulations;

•	if the transfer would require registration under applicable federal securities laws;

•	if the transfer could cause Kilroy Realty, L.P. to become a “publicly traded partnership” under applicable treasury regulations;

•	if the transfer could cause Kilroy Realty, L.P. to be regulated under the Investment Company Act of 1940 or the Employee Retirement Income Security Act of 1974; or

•	if the transfer would adversely affect our ability to maintain our qualification as a REIT.

We may not engage in any “termination transaction” without the approval of at least 60% of the common units in Kilroy Realty, L.P., including our general partner interest in Kilroy Realty, L.P. Examples of termination transactions include:

•	a merger;

•	a consolidation or other combination with or into another entity;

•	a sale of all or substantially all of our assets; or

•	a reclassification, recapitalization or change of our outstanding equity interests.

In connection with a termination transaction, all common limited partners must either receive, or have the right to elect to receive, for each common unit an amount of cash, securities or other property equal to the product of:

•	the number of shares of common stock into which each common unit is then exchangeable; and

•	the greatest amount of cash, securities or other property paid to the holder of one share of common stock in consideration for one share of common stock pursuant to the termination transaction.

If, in connection with a termination transaction, a purchase, tender or exchange offer is made to holders of our common stock, and the common stockholders accept this purchase, tender or exchange offer, each holder of common units must either receive, or must have the right to elect to receive, the greatest amount of cash, securities or other property which that holder would have received if immediately prior to the purchase, tender or exchange offer it had exercised its right to redemption, received shares of common stock in exchange for its common units, and accepted the purchase, tender or exchange offer.

We also may merge or otherwise combine our assets with another entity with the approval of at least 60% of the common units if:

•	substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by Kilroy Realty, L.P. as the surviving partnership or another limited partnership or limited liability company is the surviving partnership of a merger, consolidation or combination of assets with Kilroy Realty, L.P.;

•	the common limited partners own a percentage interest of the surviving partnership based on the relative fair market value of the net assets of Kilroy Realty, L.P. and the other net assets of the surviving partnership immediately prior to the consummation of this transaction;

•	the rights, preferences and privileges of the common limited partners in the surviving partnership are at least as favorable as those in effect immediately prior to the consummation of the transaction and as those applicable to any other limited partners or non-managing members of the surviving partnership; and

•	the common limited partners may exchange their interests in the surviving partnership for either:

•	the consideration available to the common limited partner pursuant to the preceding paragraph, or

•	if the ultimate controlling person of the surviving partnership has publicly traded common equity securities, shares of those common equity securities, at an exchange ratio based on the relative fair market value of those securities and our common stock.

The board of directors will reasonably determine relative fair market values and rights, preferences and privileges of the limited partners as of the time of the termination transaction. These values may not be less favorable to the limited partners than the relative values reflected in the terms of the termination transaction.

We must use commercially reasonable efforts to structure transactions like those described above to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in the transaction. In addition, Kilroy Realty, L.P. must use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or other disposition of its assets.

Issuance of additional units representing partnership interests.

As sole general partner of Kilroy Realty, L.P., we have the ability to cause it to issue additional units representing general and limited partnership interests. These units may include units representing preferred limited partnership interests, subject to the approval rights of holders of the Series A Preferred Units with respect to the issuance of preferred units ranking senior to the Series A Preferred Units, of holders of Series C Preferred Units with respect to the issuance of preferred units ranking senior to the Series C Preferred Units, holders of Series D Preferred Units with respect to the issuance of preferred units ranking senior to the Series D Preferred Units and holders of the Series E Preferred Units with respect to the issuance of preferred units ranking senior to the Series E Preferred Units as described under the sections entitled “Description of Capital Stock—8.075% Series A Cumulative Redeemable Preferred Units,” “—9.375% Series C Cumulative Redeemable Preferred Units,” “—9.250% Series D Cumulative Redeemable Preferred Units” and “Description of Series E Preferred Stock.”

Capital contributions by us to Kilroy Realty, L.P.

We may borrow additional funds in excess of the funds available from borrowings or capital contributions from a financial institution or other lender or through public or private debt offerings. We may then lend these funds to Kilroy Realty, L.P. on the same terms and conditions that applied to us. Alternatively, we may contribute these funds as an additional capital contribution to Kilroy Realty, L.P. and increase our interest in it on a proportionate basis and decrease the interests of the limited partners on a proportionate basis.

The effect of awards granted under our stock incentive plan.

If options to purchase shares of our common stock granted in connection with our 1997 Stock Option and Incentive Plan are exercised at any time, or restricted shares of common stock are issued under the plan, we must contribute to Kilroy Realty, L.P. the exercise price that we receive in connection with the issuance of the shares of common stock to the exercising participant or the proceeds that we receive when we issue the shares. In exchange, we will be issued units in Kilroy Realty, L.P. equal to the number of shares of common stock issued to the exercising participant in the plan.

Tax matters which affect Kilroy Realty, L.P.

We have the authority under the partnership agreement to make tax elections under the Internal Revenue Code on Kilroy Realty, L.P.’s behalf.

Allocations of net income and net losses to partners.

The net income of Kilroy Realty, L.P. will generally be allocated as follows:

•	first, to the extent holders of units have been allocated net losses, net income shall be allocated to such holders to offset these losses, in an order of priority which is the reverse of the priority of the allocation of these losses;

•	next pro rata among the holders of Series A Preferred Units in an amount equal to an 8.075% per annum cumulative return on the stated value of $50.00 per Series A Preferred Unit, holders of Series C Preferred Units in an amount equal to a 9.375% per annum cumulative return on the stated value of $50.00 per Series C Preferred Unit, holders of Series D Preferred Units in an amount equal to a 9.25% per annum cumulative return on the stated value of $50.00 per Series D Preferred Unit and holders of Series E Preferred Units in an amount equal to a % per annum cumulative return on the stated value of $25.00 per Series E Preferred Unit; and

•	the remaining net income, if any, will be allocated to us and to the common limited partners in accordance with our respective percentage interests;

Net losses of Kilroy Realty, L.P. will be allocated as follows:

•	first to us and the common limited partners in accordance with our respective percentage interests, but only to the extent the allocation does not cause a partner to have a negative adjusted capital account;

•	next, pro rata among the holders of the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units, but only to the extent that the allocation does not cause a partner to have a negative adjusted capital account; and

•	the remainder, if any, will be allocated to us.

Notwithstanding the foregoing, in some cases, losses may be disproportionately allocated to partners who have guaranteed debt of Kilroy Realty, L.P. The allocations described above are subject to special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Internal Revenue Code and the associated treasury regulations. In addition, to the extent we issue Series B Preferred Units, the partnership agreement will be amended to provide for the allocation of income and loss which is preferred with respect to common units and subordinate to Series A Preferred Units, Series C Preferred Units, Series D Preferred Units and Series E Preferred Units. See the section entitled “United States Federal Income Tax Considerations—Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies.”

Operations and management of Kilroy Realty, L.P.

Kilroy Realty, L.P. must be operated in a manner that will enable us to maintain our qualification as a REIT and avoid any federal income tax liability. The partnership agreement provides that we will determine from time to time, but not less frequently than quarterly, the net operating cash revenues of Kilroy Realty, L.P., as well as net sales and refinancing proceeds, pro rata in accordance with the partners’ respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units and Series E Preferred Units. The partnership agreement further provides that Kilroy Realty, L.P. will assume and pay when due, or reimburse us for payment of, all expenses that we incur relating to the ownership and operation of, or for the benefit of, Kilroy Realty, L.P. and all costs and expenses relating to our operations.

Term of the partnership agreement.

Kilroy Realty, L.P. will continue in full force and effect until December 31, 2095, or until sooner dissolved in accordance with its terms.

8.075% Series A Cumulative Redeemable Preferred Units, 9.375% Series C Cumulative Redeemable Preferred Units and 9.250% Series D Cumulative Redeemable Preferred Units.

General.    Kilroy Realty, L.P. has designated classes of preferred limited partnership units as the 8.075% Series A Cumulative Redeemable Preferred Units, the 9.375% Series C Cumulative Redeemable Preferred Units and the 9.250% Series D Cumulative Redeemable Preferred Units representing preferred limited partnership interests. As of the date of this prospectus supplement, 1,500,000 Series A Preferred Units, 700,000 Series C Preferred Units and 900,000 Series D Preferred Units are issued and outstanding.

Distributions.    Each Series A Preferred Unit, Series C Preferred Unit and Series D Preferred Unit is entitled to receive cumulative preferential distributions payable on or before the 15th of February, May, August and November of each year. Series A Preferred Units will be entitled to distributions at a rate of 8.075% per annum, Series C Preferred Units will be entitled to distributions at a rate of 9.375% per annum and Series D Preferred Units will be entitled to distributions at a rate of 9.250% per annum. The cumulative preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of Kilroy Realty, L.P., other than any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and Series E Preferred Units.

Ranking.    The Series A Preferred Units, the Series C Preferred Units and the Series D Preferred Units will rank:

•	senior to our common stock, the Series B Preferred Units and to all classes or series of preferred partnership units designated as ranking junior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units;

•	on parity with each other and with all other classes or series of preferred partnership units designated as ranking on a parity with the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units with respect to distributions and rights upon liquidation, dissolution or winding-up; and

•	junior to all other classes or series of preferred partnership units designated as ranking senior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and Series E Preferred Units.

Limited approval rights.    For as long as any Series A Preferred Units, the Series C Preferred Units or the Series D Preferred Units remain outstanding, Kilroy Realty, L.P. will not, without the affirmative vote of the holders of at least two-thirds of the units of each class, as applicable:

•	authorize, create or increase the authorized or issued amount of any class or series of partnership interests ranking senior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units or reclassify any partnership interests of Kilroy Realty, L.P. into any class or series of partnership interest ranking senior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any class or series of partnership interests ranking senior to the Series A Preferred Units, Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units,

•	authorize or create, or increase the authorized or issued amount of any preferred partnership units on parity with the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units or reclassify any partnership interest into any preferred partnership units on parity with the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any preferred partnership units on parity with the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units, but only to the extent that these preferred partnership units on parity with the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units are issued to an affiliate of Kilroy Realty, L.P., other than to us to the extent the issuance of these interests was to allow us to issue corresponding preferred stock to persons who are not affiliates of Kilroy Realty, L.P., or

•	either consolidate, merge into or with, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity or amend, alter or repeal the provisions of the partnership agreement, whether by merger, consolidation or otherwise, in each case in a manner that would materially and adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units or the holders of Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units.

Furthermore, for so long as any Series D Preferred Units are outstanding, Kilroy Realty Corporation will not in some circumstances, without the affirmative vote of the holders of at least two-thirds of the Series D Preferred Units, take any action, including the issuance of any securities, if that action would require the consent of the holders of the Series D Preferred Stock if any shares of Series D Preferred Stock were outstanding at the time. This consent is not required in connection with the action if Kilroy Realty, L.P. agrees to redeem the Series D Preferred Units for cash upon their exchange.

Redemption and exchange.    We may redeem the Series A Preferred Units on and after February 6, 2003, the Series C Preferred Units on and after November 24, 2003 and the Series D Preferred Units on or after December 9, 2004, in each case out of proceeds from the issuance of our capital stock, at a redemption price equal to $50.00 per unit, plus accumulated and unpaid distributions to the date of redemption. The Series A Preferred Units may be exchanged on and after February 6, 2003, the Series C Preferred Units may be exchanged on and after November 24, 2003 and the Series D Preferred Units may be exchanged on and after December 9, 2004, in each case, in whole but not in part, into shares of our Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, at the option of 51% of the holders of the applicable series of units. In addition, the Series A Preferred Units, the Series C Preferred Units and the Series D Preferred Units may be exchanged, in whole but not in part, into shares of Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, at any time at the option of 51% of the holders if:

•	distributions on the Series A Preferred Units, Series C Preferred Units or Series D Preferred Units, as applicable, have not been made for six prior quarterly distribution periods, whether or not consecutive, or

•	Kilroy Realty, L.P. is or is likely to become a “publicly traded partnership” for federal income tax purposes.

In addition, the Series A Preferred Units may be exchanged, on or after February 6, 2001 and prior to February 6, 2008, the Series C Preferred Units may be exchanged on or after November 24, 2001 and prior to November 24, 2008 and the Series D Preferred Units may be exchanged, on or after December 9, 2002 and prior to December 9, 2009, in each case in whole but not in part, at the option of the holders of 51% of the applicable series if the Series A Preferred Units, the Series C Preferred Units or the Series D Preferred Units, as applicable, would not be considered “stock and securities” for federal income tax purposes.

The Series A Preferred Units, the Series C Preferred Units and Series D Preferred Units also are exchangeable, in whole but not in part, if Kilroy Realty, L.P. believes, or the initial holder believes, based upon the opinion of counsel, that the character of Kilroy Realty, L.P.’s assets and income would not allow it to qualify as a REIT if it were a corporation. We may, in lieu of exchanging the Series A Preferred Units for shares of Series A Preferred Stock, the Series C Preferred Units for shares of Series C Preferred Stock or the Series D Preferred Units for shares of Series D Preferred Stock, elect to redeem all or a portion of the Series A Preferred Units, the Series C Preferred Units or the Series D Preferred Units for cash in an amount equal to $50.00 per unit plus accumulated and unpaid distributions. The right of the holders of Series A Preferred Units, Series C Preferred Units and Series D Preferred Units to exchange their units for shares of Series A Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, as applicable, will in each case be subject to the ownership limitations in our charter in order for us to maintain our qualification as a REIT for federal income tax purposes.

Liquidation preference.    The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series A Preferred Unit, Series C Preferred Unit and Series D Preferred Unit with a liquidation preference to each holder equal to their capital contributions, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest.

Series B Junior Participating Preferred Units.

General.    Under the terms of the partnership agreement, if we issue any shares of Series B Preferred Stock, we must contribute the proceeds to Kilroy Realty, L.P. In exchange for the contribution of these proceeds, Kilroy Realty, L.P. will issue to us Series B Preferred Units equal to the number of shares of Series B Preferred Stock that we issued. As of the date of this prospectus supplement, no Series B Preferred Units have been issued.

Distributions.    Each Series B Preferred Unit is entitled to receive preferential cumulative distributions payable on or before the first day of March, June, September and December, of each year at a rate in an amount per unit equal to the greater of:

•	$1.00, and

•	an aggregate distribution of 100 times the distribution, if any, declared per unit on the common units since the last quarterly distribution payment date.

The preferential distributions will be paid in preference to any payment made on any other class or series of partnership interest of Kilroy Realty, L.P., other than the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units and any other class or series of partnership interest expressly designated as ranking on parity with or senior to the Series B Preferred Units.

Ranking.    The Series B Preferred Units will rank:

•	senior to our common stock and all classes or series of preferred partnership units designated as ranking junior to the Series B Preferred Units;

•	on parity with all classes or series of preferred partnership units designated as ranking on a parity with the Series B Preferred Units with respect to distributions and rights upon liquidation, dissolution, or winding-up; and

•	junior to the Series A Preferred Units, the Series C Preferred Units, the Series D Preferred Units, the Series E Preferred Units and all other classes or series of preferred partnership units designated as ranking senior to the Series B Preferred Units.

Approval rights.    The Series B Preferred Units have no approval rights.

Redemption and exchange.    Kilroy Realty, L.P. may not redeem the Series B Units at any time and the Series B Preferred Units are not exchangeable into any of our securities or any other security of Kilroy Realty, L.P.

Liquidation preference.    The distribution and income allocation provisions of the partnership agreement have the effect of providing each Series B Preferred Unit with a liquidation preference to us equal to our capital contributions, plus any accumulated but unpaid distributions, in preference to any other class or series of partnership interest ranking junior to the Series B Preferred Units.

Common limited partnership units.

General.    The partnership agreement provides that, subject to the distribution preferences of the Series A, Series B, Series C, Series D and Series E Preferred Units, common units are entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests. As of June 30, 2003, 4,218,752 common units are issued and outstanding.

Redemption/Exchange rights.    Common limited partners have the right to require Kilroy Realty, L.P. to redeem part or all of their common units for cash based upon the fair market value of an equivalent number of shares of common stock at the time of the redemption. Alternatively, we may elect to acquire those units tendered for redemption in exchange for shares of our common stock. Our acquisition will be on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of some rights, some extraordinary distributions and similar events. However, even if we elect not to acquire tendered units in exchange for shares of common stock, holders of common units that are corporations or limited liability companies may require that we issue common stock in exchange for their common units, subject to applicable ownership limits or any other limit as provided in our charter or as otherwise determined by our board of directors, as applicable. We presently anticipate that we will elect to issue shares of common stock in exchange for common units in connection with each redemption request, rather than having Kilroy Realty, L.P. redeem the common units for cash. With each redemption or exchange, we increase our percentage ownership interest in Kilroy Realty, L.P. Common limited partners may exercise this redemption right from time to time, in whole or in part, except when, as a consequence of shares of common stock being issued, any person’s actual or constructive stock ownership would exceed the ownership limits, or any other limit as provided in our charter or as otherwise determined by our board of directors as described under the section entitled “Description of Capital Stock—Restrictions on ownership and transfer of capital stock.”

Common limited partner approval rights.    The partnership agreement provides that if the common limited partners own at least 5% of the outstanding common units, including those common units held by us, we will not, on behalf of Kilroy Realty, L.P. and without the prior consent of the holders of more than 50% of the common units representing limited partner interests and excluding common units held by us, take any of the following actions:

•	dissolve Kilroy Realty, L.P., or

•	prior to January 31, 2004, sell the office property located at 2260 E. Imperial Highway, at Kilroy Airport Center-El Segundo,

unless the dissolution or sale is incident to a merger or a sale of substantially all of our assets.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

We have summarized the material terms and provisions of the Maryland General Corporation Law and our charter and bylaws. This summary is qualified by the provisions of our charter and bylaws and the Maryland General Corporation Law. For more detail, you should refer to our charter and bylaws, which we have previously filed with the SEC and which we incorporate by reference as exhibits to the registration statement of which this prospectus supplement is a part. Note that this summary may not contain all information that is important to investors.

The board of directors.

Our charter provides that the number of our directors shall be established by our bylaws, but cannot be less than the minimum number required by the Maryland General Corporation Law, which is one. Our bylaws allow our board of directors to fix or change the number to not fewer than three and not more than 13 members. The number of directors is currently fixed at seven. A majority of our remaining board of directors may fill any vacancy, other than a vacancy caused by removal. A majority of our board of directors may fill a vacancy resulting from an increase in the number of directors. The stockholders entitled to vote for the election of directors at an annual or special meeting of our stockholders may fill a vacancy resulting from the removal of a director.

Our charter and bylaws provide that a majority of the board of directors must be “independent directors.” An “independent director” is a director who is not:

•	an employee, officer or affiliate of us or one of our subsidiaries or divisions;

•	a relative of a principal executive officer; or

•	an individual member of an organization acting as advisor, consultant or legal counsel, who receives compensation on a continuing basis from us in addition to director’s fees.

Classified board of directors.    Our charter divides our board of directors into three classes. Each class of director serves a staggered three-year term. As the term of each class expires, stockholders elect directors in that class for a term of three years and until their successors are duly elected and qualified. The directors in the other two classes continue in office, serving the remaining portion of their respective three-year term. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies.

The classified board of directors makes removing incumbent directors more time consuming and difficult and discourages a third party from making a tender offer for our capital stock or otherwise attempting to obtain control of us, even if it might benefit us and our stockholders. The classified board increases the likelihood that incumbent directors will retain their positions by requiring at least two annual meetings of stockholders, rather than one, to elect a new majority of the board of directors. Holders of shares of common stock have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of directors.    Our charter provides that our stockholders may remove a director only for “cause” and only by the affirmative vote of at least two-thirds of the shares entitled to vote in the election of directors. The Maryland General Corporation Law does not define the term “cause.” As a result, removal for “cause” is subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation.

We are not subject to the Maryland business combination statute.

We are not subject to the “business combination” provisions of the Maryland General Corporation Law (sections 3-601 through 3-604) and we cannot elect to be subject these business combination provisions without the approval of holders of a majority of the shares entitled to vote.

In the event that we decide to be subject to the business combinations provision, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are generally prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. A business combination includes a merger, consolidation or share exchange. A business combination may also include an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined in the Maryland General Corporation Law as:

•	any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the corporation’s shares; or

•	an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation.

At the conclusion of the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. None of these provisions of Maryland law will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

As a result of our decision not to be subject to the business combinations statute, an interested stockholder would be able to effect a “business combination” without complying with the requirements discussed above, which may make it easier for stockholders who become interested stockholders to consummate a business combination involving us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from our stockholders at a premium.

We are not subject to the Maryland control share acquisition statute.

We are not subject to the “control share acquisition” statute of the Maryland General Corporation Law (sections 3-701 through 3-710). If we want to be subject to these provisions, our bylaws would need to be amended. Such amendments would require the approval of the holders of a majority of the shares entitled to vote.

Maryland law provides that “control shares” of a company acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to vote, excluding shares owned by the acquiror or by officers or directors who are employees of the company. “Control shares” are voting shares of stock which, if aggregated with all other voting shares of stock previously acquired by the acquiror, or over which the acquiror is able to directly or indirectly exercise voting power, except solely by revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority of all voting power.

“Control shares” do not include shares of stock the acquiring person is entitled to vote having obtained prior stockholder approval. Generally, “control share acquisition” means the acquisition of control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to consider voting rights for the shares. The meeting must be held within 50 days of demand. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights previously have been approved, for fair value. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the company is a party to the transaction, or to acquisitions approved or exempted by its charter or bylaws. Because we are not subject to these provisions, stockholders who acquire a substantial block of common stock do not need approval of the other stockholders before exercising full voting rights with respect to their shares on all matters. This may make it easier for any of these control share stockholders to effect a business combination with us. However, we cannot assure you that any business combinations will be consummated or, if consummated, will result in a purchase of shares of common stock from any stockholder at a premium.

Amendment of our charter and bylaws.

Our charter may generally be amended only if the amendment is declared advisable by our board of directors and approved by our stockholders by the affirmative vote of at least two-thirds of the shares entitled to vote on the amendment. Our bylaws generally may be amended by the affirmative vote of a majority of the board of directors or of a majority of our shares entitled to vote. However, the following bylaw provisions may be amended only by the approval of a majority of our shares of capital stock entitled to vote:

•	provisions opting out of the control share acquisition statute;

•	provisions requiring approval by the independent directors for selection of operators of our properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates; and

•	provisions governing amendment of our bylaws.

Meetings of stockholders.

Our bylaws provide for annual meetings of our stockholders to elect one class of directors to our board of directors and to transact other business properly brought before the meeting. In addition, a special meeting of stockholders may be called by:

•	the president;

•	the board of directors;

•	the chairman of the board;

•	holders of 50% or more of our outstanding common stock entitled to vote by making a written request;

•	holders of 10% of our Series A Preferred Stock for the stockholders of Series A Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series A Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series A Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•	holders of 10% of our Series C Preferred Stock for the stockholders of Series C Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series C Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series C Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive;

•	holders of 10% of our Series D Preferred Stock for the stockholders of Series D Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series D Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series D Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive; and

•	holders of 10% of our Series E Preferred Stock for the stockholders of Series E Preferred Stock and all other classes or series of preferred stock ranking on parity with the Series E Preferred Stock to elect two additional directors to our board of directors if dividends on any shares of Series E Preferred Stock remain unpaid for six or more quarterly periods, whether or not consecutive.

The Maryland General Corporation Law provides that our stockholders also may act by unanimous written consent without a meeting with respect to any action that they are required or permitted to take at a meeting. To do so, each stockholder entitled to vote on the matter must sign the consent setting forth the action.

Advance notice of director nominations and new business.

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by stockholders at the meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•	by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures of our bylaws.

Our bylaws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting.

The advance notice provisions of our bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of common stock might receive a premium for their shares over the then prevailing market price or which holders of our common stock believe is in their best interests.

Dissolution of the Company.

Under the Maryland General Corporation Law, we may be dissolved if a majority of our entire board of directors determines by resolution that dissolution is advisable and submits a proposal for dissolution for consideration at any annual or special meeting of stockholders, and this proposal is approved, by the vote of the holders of two-thirds of the shares of our capital stock entitled to vote on the dissolution.

Indemnification and limitation of directors’ and officers’ liability.

Our charter and the partnership agreement provide for indemnification of our officers and directors against liabilities to the fullest extent permitted by the Maryland General Corporation Law, as amended from time to time.

The Maryland General Corporation Law permits us to indemnify our directors and officers and other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under the Maryland General Corporation Law, we may indemnify our directors or officers against judgments, penalties, fines, settlements and reasonable expenses that they actually incur in connection with the proceeding unless the proceeding is one by us or in our right and the director or officer has been found to be liable to us. In addition, we may not indemnify a director or officer in any proceeding charging improper personal benefit to them if they were found to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

As permitted by the Maryland General Corporation Law, our charter limits the liability of our directors and officers to us and our stockholders for money damages, subject to specified restrictions. However, the liability of our directors and officers to us and our stockholders is not limited if:

•	it is proved that the director or officer actually received an improper personal benefit in money, property or services; or

•	a judgment or other final adjudication is entered in a proceeding based on a finding that the director’s or officer’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

This provision does not limit our ability or our stockholders’ ability to obtain other relief, such as an injunction or rescission.

The partnership agreement provides that we, as general partner, and our officers and directors are indemnified to the same extent our officers and directors are indemnified in our charter. The partnership agreement limits our liability and the liability of our officers and directors to Kilroy Realty, L.P. and its partners to the same extent that our charter limits the liability of our officers and directors to us and our stockholders. See the discussion in this prospectus supplement under the section entitled “Description of Material Provisions of the Partnership Agreement of Kilroy Realty, L.P.—Indemnification of our officers and directors.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification agreements.

We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements provide that:

•	we must indemnify our executive officers and directors to the fullest extent permitted by applicable law and advance to our executive officers and directors all expenses related to the defense of indemnifiable claims against them, subject to reimbursement if it is subsequently determined that indemnification is not permitted;

•	we must indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements; and

•	we may cover executive officers and directors under our directors’ and officers’ liability insurance.

Our indemnification agreements with our officers and directors offer substantially the same scope of coverage afforded by applicable law. In addition, as contracts, these indemnification agreements provide greater assurance to our directors and executive officers that indemnification will be available because they cannot be modified unilaterally in the future by the board of directors or the stockholders to eliminate the rights that they provide.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax considerations related to our REIT election and to the purchase of our Series E Preferred Stock. This summary supercedes, in its entirety, the discussion in the accompanying prospectus entitled “Federal Income Tax Consequences.” This summary is for general information only and is not tax advice.

The information in this section is based on:

•	the Internal Revenue Code;

•	current, temporary and proposed treasury regulations promulgated under the Internal Revenue Code;

•	the legislative history of the Internal Revenue Code;

•	current administrative interpretations and practices of the Internal Revenue Service; and

•	court decisions;

in each case, as of the date of this prospectus supplement. In addition, the administrative interpretations and practices of the Internal Revenue Service include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations described in this prospectus supplement. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus supplement are not binding on the Internal Revenue Service or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the Internal Revenue Service or will be sustained by a court if challenged by the Internal Revenue Service.

You are urged to consult your own tax advisors regarding the tax consequences to you of:

•	the acquisition, ownership and sale or other disposition of the Series E Preferred Stock offered under this prospectus supplement, including the federal, state, local, foreign and other tax consequences;

•	our election to be taxed as a REIT for federal income tax purposes; and

•	potential changes in the tax laws.

Taxation of Kilroy Realty Corporation

General.    We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1997. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1997. We currently intend to continue to operate in this manner. However, qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code, including through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership. Accordingly, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See the section below entitled “—Failure to Qualify.” Further, the anticipated income tax treatment described in this prospectus supplement may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See “—Failure to Qualify.”

The sections of the Internal Revenue Code that relate to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code and these rules and regulations.

If we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that typically results from investment in a C corporation. A C corporation is generally a corporation required to pay full corporate-level tax. Double taxation generally means taxation that occurs once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. We will be required to pay federal income tax, however, as follows:

•	First, we will be required to pay tax at regular ordinary and capital gain corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under some circumstances.

•

Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•	Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property held as inventory or primarily for sale to customers in the ordinary course of business, other than foreclosure property.

•	Fifth, if we fail to satisfy the 75% or 95% gross income test, as described below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (A) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (B) the amount by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•	Sixth, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

•	Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the date on which we acquired the asset. The results described in this paragraph with respect to the recognition of such gain assume that we will make or refrain from making the appropriate elections under existing temporary treasury regulations to be treated in this manner on our tax return for the year in which we acquire an asset from a C corporation.

•	Eighth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished by a “taxable REIT subsidiary” of ours to any of our tenants. See “—Ownership of Interests in Taxable REIT Subsidiaries.” Redetermined deductions and excess interest generally represent amounts that are deducted by a taxable REIT subsidiary of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

Requirements for Qualification as a Real Estate Investment Trust.    The Internal Revenue Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	that is not a financial institution or an insurance company within the meaning of the Internal Revenue Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each taxable year; and

(7)	that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), pension funds and other specified tax-exempt entities generally are treated as individuals, except that a “look-through” exception applies with respect to pension funds.

We believe that we have satisfied conditions (1) through (7), inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described in “Description of Capital Stock—Restrictions on ownership and transfer of capital stock.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “—Failure to Qualify.”

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships, Limited Liability Companies and Qualified REIT Subsidiaries.     Treasury regulations provide that, in the case of a REIT which is a partner in a partnership or a member in a limited liability company that is treated as a partnership for tax purposes, the REIT will be deemed to own its proportionate share of the assets of the partnership or limited liability company, as the case may be. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its proportionate share of the assets. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in “—Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies.” We have direct control of Kilroy Realty, L.P. and the subsidiary partnerships and limited liability companies discussed in that section below, and we intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT.

A corporation will qualify as a qualified REIT subsidiary if we own 100% of the corporation’s stock, and the corporation is not a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary will not be treated as a separate corporation. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary we own will be treated as our assets, liabilities and such items, for all purposes of the Internal Revenue Code, including the REIT qualification tests. For this reason, references under “United States Federal Income Tax Considerations Related to Our REIT Election” to our income and assets shall include the income and assets of any qualified REIT subsidiary. A qualified REIT subsidiary will not be required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below under “—Asset Tests.”

Ownership of Interests in Taxable REIT Subsidiaries.    A taxable REIT subsidiary of ours is a corporation other than a REIT in which we directly or indirectly hold stock and that has made a joint election with us to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns securities possessing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non customary services to tenants of its parent REIT. A taxable REIT subsidiary is subject to federal income tax, and state and local income tax where applicable, as a regular C corporation. In addition, a taxable REIT subsidiary of ours may be prevented from deducting interest on debt that we directly or indirectly fund if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are satisfied. We own interests in Kilroy Realty TRS, Inc., and we have jointly elected with it to have it be treated as a taxable REIT subsidiary. We may acquire interests in additional taxable REIT subsidiaries in the future. As a result, our ownership of securities of Kilroy Realty TRS, Inc. and any additional taxable REIT subsidiaries will not be subject to the 10% asset test described below, and their operations will be subject to the provisions described above which are applicable to a taxable REIT subsidiary. See “—Asset Tests.”

Income Tests.    We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including “rents from real property” and, in certain circumstances, interest, or from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if the following conditions are met:

•	The amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

•	We, or an actual or constructive owner of 10% or more of our stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant or, if the tenant is a corporation, 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space;

•	Rent attributable to personal property, leased in connection with a lease of real property, is not greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

•

We generally must not operate or manage the property or furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue. We may, however, directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of such services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. In addition, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rent we receive from those tenants to fail to qualify as “rents from real property.” Any amounts we receive from a taxable REIT subsidiary with respect to the taxable REIT subsidiary’s provision of non-customary services will, however, be nonqualified income under the 75% gross income test and, except to the extent received through the payment of dividends, the 95% gross income test.

We generally do not intend, and as a general partner of Kilroy Realty, L.P., to permit Kilroy Realty, L.P., to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may intentionally fail to satisfy some of these conditions to the extent the failure will not, based on the advice of our tax counsel, jeopardize our tax status as a REIT.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our federal income tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the Internal Revenue Service could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “—Taxation of Kilroy Realty Corporation—General,” even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite periodic monitoring of our income.

Prohibited Transaction Income.    Any gain we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our partnerships, limited liability companies or qualified REIT subsidiaries, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. However, the Internal Revenue Service may contend that one or more of these sales is subject to the 100% penalty tax.

Redetermined Rents.    Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Internal Revenue Code. Safe harbor provisions are provided where generally:

•	Amounts are received by a REIT for services customarily furnished or rendered in connection with the rental of real property;

•	Amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	The taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

•	Rents paid to the REIT by tenants who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the taxable REIT subsidiary and the charge for the services is separately stated; and

•	The taxable REIT subsidiary’s gross income from the service is not less than 150% of the subsidiary’s direct cost in furnishing or rendering the service.

Asset Tests.    At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our allocable share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a public offering of debt with a term of at least five years, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of the value of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, of the investments included in the 25% asset class and except for investments in REITs, qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer. Fourth, not more than 20% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries. The 10% value limitation and the 20% asset test are effective for taxable years ending after December 31, 2000.

We own 100% of the outstanding stock of Kilroy Realty TRS, Inc. Kilroy Realty TRS, Inc. elected, together with us, to be treated as a taxable REIT subsidiary. So long as Kilroy Realty TRS, Inc. qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership of securities in Kilroy Realty TRS, Inc. We or Kilroy Realty TRS, Inc. may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 20% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that (1) the value of the securities of any such issuer has not exceeded 5% of the total value of our assets and (2) our ownership of the securities of any such issuer has complied with the 10% voting securities limitation and 10% value limitation. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the Internal Revenue Service will not disagree with our determinations of value.

The asset tests must be satisfied not only on the date that we acquire, directly or through our partnerships, limited liability companies or qualified REIT subsidiaries, securities in the applicable issuer, but also each time we increase our ownership of securities of such issuer, including as a result of increasing our interest in Kilroy Realty, L.P. For example, our indirect ownership of securities of each issuer will increase as a result of our capital contributions to Kilroy Realty, L.P. and as limited partners exercise their redemption/exchange rights. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including an increase in our interests in Kilroy Realty, L.P.), we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. Although we believe that we have satisfied the asset tests and plan to take steps to ensure that we satisfy such tests for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in Kilroy Realty, L.P.’s overall interest in an issuer. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Distribution Requirements.    To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•	90% of our “real estate investment trust taxable income”; and

•	90% of our after tax net income, if any, from foreclosure property; minus

•	the excess of the sum of certain items of non-cash income over 5% of the “real estate investment trust taxable income.”

Our “real estate investment trust taxable income” is computed without regard to the dividends paid deduction and our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable. This 90% distribution requirement was 95% for taxable years beginning prior to January 1, 2001.

In addition, if we dispose of any asset we acquired from a corporation which is or has been a C corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of that C corporation, within the ten-year period following our acquisition of such asset, we would be required to distribute at least 90% of the after-tax gain, if any, we recognized on the disposition of the asset, to the extent that gain does not exceed the excess of the fair market value of the asset on the date we acquired the asset over our adjusted basis in the asset on the date we acquired the asset.

We must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to stockholders of record on a specified date during such period and paid during January of the following year. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration, provided such payment is made during the twelve-month period following the close of such year. Except as provided below, these distributions generally are taxable to stockholders in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 90% distribution requirement. However, dividends we declare during the last three months of a taxable year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. The amount distributed must not be preferential (i.e., every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “real estate investment trust taxable income,” as adjusted, we will be required to pay tax on that amount at regular ordinary and capital gain corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the partnership agreement authorizes us, as general partner of Kilroy Realty, L.P., to take such steps as may be necessary to cause Kilroy Realty, L.P. to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

We expect that our real estate investment trust taxable income will be less than our cash flow because of depreciation and other non-cash charges included in computing real estate investment trust taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends in order to meet the distribution requirements.

Under some circumstances, we may be able to rectify an inadvertent failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction claimed for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our real estate investment trust ordinary income for such year, 95% of our real estate investment trust capital gain net income for the year and any undistributed taxable income from prior periods. Any real estate investment trust taxable income and capital gain net income on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Like-Kind Exchanges.    We have in the past disposed of properties in transactions intended to qualify as like-kind exchanges under the Internal Revenue Code, and may continue this practice in the future. Such like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code do not apply, we will be required to pay tax, including any alternative minimum tax, on our taxable income at regular ordinary and capital gain corporate tax rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce our cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax Aspects of Kilroy Realty, L.P., the Subsidiary Partnerships and Limited Liability Companies

General.    Substantially all of our investments are held indirectly through Kilroy Realty, L.P. In addition, Kilroy Realty, L.P. holds certain of its investments indirectly through subsidiary partnerships and limited liability companies. In general, entities that are classified as partnerships for federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of such entities are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We will include in our income our proportionate share of the foregoing items for purposes of the various REIT income tests and in the computation of our real estate investment trust taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by Kilroy Realty, L.P., including its share of assets held by its subsidiary partnerships and limited liability companies. See “—Taxation of Kilroy Realty Corporation.”

Entity Classification.    Our interests in Kilroy Realty, L.P. and its subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the Internal Revenue Service might challenge the status of any of these entities as a partnership, as opposed to an association taxable as a corporation for federal income tax purposes. If Kilroy Realty, L.P., a subsidiary partnership or a limited liability company were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income would change and could preclude us from satisfying the asset tests and possibly the income tests (see “—Taxation of Kilroy Realty Corporation—Asset Tests” and “—Income Tests”). This, in turn, would prevent us from qualifying as a REIT. See “—Failure to Qualify” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in Kilroy Realty, L.P.’s, a subsidiary partnership’s or a limited liability company’s status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

Treasury regulations that apply for tax periods beginning on or after January 1, 1997 provide that a domestic business entity not otherwise organized as a corporation and which has at least two members may elect to be taxed as a partnership for federal income tax purposes. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997 will have the same classification for federal income tax purposes that it claimed under the entity classification treasury regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Kilroy Realty, L.P. and each of our other partnerships and limited liability companies intend to claim classification as partnerships under the final regulations. As a result, we believe these entities will be classified as partnerships for federal income tax purposes.

Allocations of Income, Gain, Loss and Deduction.    A partnership or limited liability company agreement will generally determine the allocation of income and losses among partners or members. These allocations, however, will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the related treasury regulations. Generally, Section 704(b) of the Internal Revenue Code and the related treasury regulations require that partnership and limited liability company allocations respect the economic arrangement of the partners or members.

The Kilroy Realty, L.P. partnership agreement provides for preferred distributions of cash and preferred allocations of income to the holders of its preferred units. These units have been issued to limited partners of the partnership. We will acquire these units upon any exchange of such units for shares of our preferred stock. In addition, to the extent that we issue shares of preferred stock for cash or other consideration, we will contribute the net proceeds or other consideration from such issuance to Kilroy Realty, L.P. in exchange for preferred units with similar terms. In general, all remaining items of income and loss will be allocated to the holders of common units in proportion to the number of common units held by each unit holder. Some limited partners have agreed to guarantee debt of Kilroy Realty, L.P., either directly or indirectly through an agreement to make capital contributions to it under limited circumstances. As a result, and notwithstanding the above discussion of allocations of income and loss to holders of common units, these limited partners could under limited circumstances be allocated a disproportionate amount of net loss upon a liquidation, which net loss would have otherwise been allocable to us.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ or members’ interests in the partnership or limited liability company. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to such item. Kilroy Realty, L.P.’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the treasury regulations promulgated under this section of the Internal Revenue Code.

Tax Allocations with Respect to the Properties.    Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company in exchange for an interest in the partnership or limited liability company, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain, or benefits from the unrealized loss, associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Kilroy Realty, L.P. was formed by way of contributions of appreciated property, i.e., property having an adjusted tax basis less than its fair market value at the time of contribution. Moreover, subsequent to the formation of Kilroy Realty, L.P., additional appreciated property has been contributed to Kilroy Realty, L.P. in exchange for interests in Kilroy Realty, L.P. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners of Kilroy Realty, L.P. who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes that are lower than such deductions would have been if they had been determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have such a book-tax difference, all income attributable to such book-tax difference generally will be allocated to the contributing partners. These allocations will tend to eliminate the book-tax difference over the life of Kilroy Realty, L.P. However, the special allocation rules of Section 704(c) of the Internal Revenue Code do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of Kilroy Realty, L.P. may cause us or other partners to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to us or other partners as a result of the sale. Such an allocation might cause us or other partners to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See “—Taxation of Kilroy Realty Corporation—Requirements for Qualification as a Real Estate Investment Trust” and “—Distribution Requirements.”

Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships and limited liability companies with a choice of several methods of accounting for book-tax differences, including retention of the “traditional method” or the election of certain methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and Kilroy Realty, L.P. have determined to use the “traditional method” for accounting for book-tax differences for the properties initially contributed to Kilroy Realty, L.P. and for certain assets contributed subsequently. We and Kilroy Realty, L.P. have not yet decided what method will be used to account for book-tax differences for properties acquired by Kilroy Realty, L.P. in the future.

Any property acquired by Kilroy Realty, L.P. in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

Taxation of Series E Preferred Stockholders

This summary deals only with Series E Preferred Stock held as a capital asset within the meaning of Section 1221 of the Internal Revenue Code. Your tax treatment will vary depending on your particular situation, and this discussion does not address all the tax consequences that may be relevant to you in light of your particular circumstances. State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. In addition, it does not address the tax consequences relevant to persons who receive special treatment under the federal income tax law, except to the extent discussed under the heading “—Tax-Exempt Stockholders” and “—Non-United States Stockholders” or where specifically noted. Holders receiving special treatment include, without limitation:

•	financial institutions, banks and thrifts;

•	insurance companies;

•	“S” corporations;

•	regulated investment companies and REITs;

•	foreign corporations or partnerships, and persons who are not residents or citizens of the United States;

•	dealers in securities or currencies;

•	persons holding Series E Preferred Stock as a hedge against currency risks or as a position in a straddle; or

•	United States persons whose functional currency is not the United States dollar.

If a partnership holds our Series E Preferred Stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series E Preferred Stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our Series E Preferred Stock.

United States Stockholders

When we use the term “United States stockholder,” we mean a holder of shares of our Series E Preferred Stock who is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state or in the District of Columbia, unless, in the case of a partnership, Treasury regulations provide otherwise;

•	an estate which is required to pay United States federal income tax regardless of the source of its income; or

•

a trust whose administration is under the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in the Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, shall also be considered United States stockholders.

Distributions Generally

Distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable United States stockholders as ordinary income. As long as we qualify as a REIT, these distributions will not be eligible for the dividends-received deduction in the case of United States stockholders that are corporations. For purposes of determining whether distributions to holders of Series E Preferred Stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to our outstanding Preferred Stock and then to our outstanding common stock.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to a United States stockholder. This treatment will reduce the adjusted tax basis which the United States stockholder has in its shares of Series E Preferred Stock by the amount of the distribution, but not below zero. Distributions in excess of our current and accumulated earnings and profits and in excess of a United States stockholder’s adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets. Such gain will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and which are payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital Gain Distributions

Distributions that we properly designate as capital gain dividends will be taxable to our taxable United States stockholders as a gain from the sale or disposition of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. As described in “—New Legislation” below, these gains may be taxable to non-corporate United States stockholders at a 15%, 20% or 25% rate. United States stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income. If we properly designate any portion of a dividend as a capital gain dividend, then a portion of the total capital gain dividends paid or made available to holders of all classes of our stock for the year shall be allocable to the holders of our Series E Preferred Stock in proportion to the amount that our total dividends, as determined for United States federal income tax purposes, paid or made available to the holders of our Series E Preferred Stock for the year bears to the total dividends, as determined for United States federal income tax purposes, paid or made available to holders of all classes of our stock for the year.

Retention of Net Long-term Capital Gains

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a United States stockholder generally would:

•	include the United States stockholder’s proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls;

•	be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the United States stockholder’s long-term capital gains;

•	receive a credit or refund for the amount of tax deemed paid by it;

•	increase its adjusted basis in the Series E Preferred Stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and

•	in the case of a United States stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains as required by Treasury regulations to be prescribed by the Internal Revenue Service.

Passive Activity Losses and Investment Interest Limitations

Distributions we make and gain arising from the sale or exchange by a United States stockholder of our shares will not be treated as passive activity income. As a result, United States stockholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of our shares, however, may not be treated as investment income depending upon a stockholder’s particular situation.

Dispositions of Series E Preferred Stock

If a United States stockholder sells or disposes of shares of Series E Preferred Stock to a person other than us, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the shares for tax purposes. This gain or loss will be capital if the United States stockholder has held the Series E Preferred Stock as a capital asset. This gain or loss, except as provided below, will be long-term capital gain or loss if the holder has held the Series E Preferred Stock for more than one year. In general, if a United States stockholder recognizes loss upon the sale or other disposition of Series E Preferred Stock that it has held for six months or less, the loss recognized will be treated as a long-term capital loss to the extent the United States stockholder received distributions from us which were required to be treated as long-term capital gains.

Redemption of Series E Preferred Stock

A redemption of shares of the Series E Preferred Stock will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend to the extent of our current and accumulated earnings and profits at ordinary income rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange if it:

•	is “substantially disproportionate” with respect to the United States stockholder;

•	results in a “complete termination” of the United States stockholder’s stock interest in us; or

•	is “not essentially equivalent to a dividend” with respect to the United States stockholder,

all within the meaning of Section 302(b) of the Internal Revenue Code.

In determining whether any of these tests have been met, shares of capital stock, including common stock and other equity interests in us, considered to be owned by the United States stockholder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as shares of capital stock actually owned by the United States stockholder, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to the United States stockholder depends upon the facts and circumstances at the time that the determination must be made, United States stockholders are advised to consult their tax advisors to determine such tax treatment.

If a redemption of shares of the Series E Preferred Stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received. See “—Distributions Generally.” A United States stockholder’s adjusted basis in the redeemed shares of the Series E Preferred Stock for tax purposes will be transferred to its remaining shares of our capital stock, if any. If a United States stockholder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

If a redemption of shares of the Series E Preferred Stock is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Dispositions of Series E Preferred Stock.”

Backup Withholding

We report to our United States stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or is otherwise exempt and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the backup withholding rules. A United States stockholder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of distributions to any stockholders who fail to certify their non-foreign status. See “—Non-United States Stockholders.”

Tax-Exempt Stockholders

Except as described below, dividend income from us and gain arising upon a sale of shares generally will not be unrelated business taxable income to a tax-exempt stockholder. This income or gain will be unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Internal Revenue Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, debt-financed property is property the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the dividends paid by a “pension held REIT” will be treated as unrelated business taxable income as to some trusts that hold more than 10%, by value, of the interests of a REIT. A REIT will not be a “pension held REIT” if it is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts. As a result of limitations on the transfer and ownership of stock contained in our charter, we do not expect to be classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our stockholders.

Non-United States Stockholders

The preceding discussion does not address the rules governing United States federal income taxation of the ownership and disposition of our Series E Preferred Stock by persons that are non-United States stockholders. When we use the term “non-United States stockholder” we mean stockholders who are not United States stockholders as described above in “—United States Stockholders.” In general, non-United States stockholders may be subject to special tax withholding requirements on distributions from us and with respect to their sale or other disposition of our Series E Preferred Stock, except to the extent reduced or eliminated by an income tax treaty between the United States and the non-United States stockholder’s country. A non-United States stockholder who is a stockholder of record and is eligible for reduction or elimination of withholding must file an appropriate form with us in order to claim such treatment. Non-United States stockholders should consult their own tax advisors concerning the United States federal income tax consequences to them of an acquisition of shares of our Series E Preferred Stock, including the United States federal income tax treatment of dispositions of interests in and the receipt of distributions from us.

Other Tax Consequences

State, local and foreign income tax laws may differ substantially from the corresponding federal income tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. You should consult your tax advisor regarding the effect of state and local tax laws with respect to our tax treatment as a REIT and on an investment in our Series E Preferred Stock.

New Legislation

The maximum tax rate of non-corporate taxpayers for (i) capital gains, including “capital gain dividends,” has generally been reduced from 20% to 15% (for taxable years ending on or after May 6, 2003, although certain amounts in 2003 may continue to be taxed at a 20% rate and, depending on the characteristics of the assets which produced these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (ii) dividends has generally been reduced from 38.6% to 15% (for taxable years beginning after December 31, 2002). In general, dividends payable by REITs are not eligible for the reduced tax rate on corporate dividends, except to the extent the REIT’s dividends are attributable either to dividends received from taxable corporations (such as our taxable REIT subsidiaries), to income that was subject to tax at the corporate/REIT level (for example, if we distribute taxable income that we retained and paid tax on in the prior taxable year) or to dividends properly designated by us as “capital gain dividends.” Although these tax rate changes do not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable treatment of regular corporate dividends could cause investors who are individuals to consider stocks of other corporations that pay dividends as more attractive relative to stocks of REITs. The currently applicable provisions of the United States federal income tax laws relating to the 15% tax rate are currently scheduled to “sunset” or revert back to the provisions of prior law effective for taxable years beginning after December 31, 2008, at which time the capital gains tax rate will be increased to 20% and the rate applicable to dividends will be increased to the tax rate then applicable to ordinary income.

Proposed Legislation

Recently, legislation was introduced in the United States House of Representatives and Senate that would amend certain rules relating to REITs. As of the date hereof, this proposed legislation has not been enacted into law. The proposed legislation would, among other things, include the following changes:

•

As discussed above under “—Taxation of Kilroy Realty Corporation—Asset Tests,” we may not own more than 10% by vote or value of any one issuer’s securities. If we fail to meet this test at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the proposal, after the 30 day cure period, a REIT could dispose of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter or $10,000,000. For violations due to reasonable cause that are larger than this amount, the proposed legislation would permit the REIT to avoid disqualification as a REIT, after the 30 day cure period, by taking steps including the disposition of sufficient assets to meet the asset test and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets.

•	The proposed legislation also would change the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described above under “—Taxation of Kilroy Realty Corporation—Income Tests” and would make certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

•	The proposed legislation would clarify a rule regarding our ability to enter into leases with our taxable REIT subsidiaries.

•	As discussed above under “—Taxation of Kilroy Realty Corporation—Redetermined Rents,” amounts received by a REIT for services customarily furnished or rendered in connection with the rental of real property are excluded from treatment as “redetermined rents” and therefore avoid the 100% penalty tax. The proposed legislation would eliminate this exclusion.

The foregoing is a non-exhaustive list of changes that would be made by the proposed legislation. The provisions contained in this proposed legislation relating to our ability to enter into leases with our taxable REIT subsidiaries would apply to taxable years ending after December 31, 2000, and the remaining provisions described above generally would apply to taxable years beginning after the date the proposed legislation is enacted.

As of the date hereof, it is not possible to predict with any certainty whether the proposed legislation discussed above will be enacted in its current form.

ERISA CONSIDERATIONS

The following is a summary of certain material considerations arising under the Employee Retirement Income Securities Act of 1974, as amended (“ERISA”) and the prohibited transaction provisions of Section 4975 of the Internal Revenue Code that may be relevant to a prospective purchaser. The following summary may also be relevant to a prospective purchaser that is not an employee benefit plan which is subject to ERISA, but is a tax-qualified retirement plan or an individual retirement account, individual retirement annuity, medical savings account or education savings account, which we refer to collectively as an “IRA.” This discussion does not address all aspects of ERISA or Section 4975 of the Internal Revenue Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan stockholders in light of their particular circumstances, including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of Section 4975 of the Internal Revenue Code, and governmental, church, foreign and other plans that are exempt from ERISA and Section 4975 of the Internal Revenue Code but that may be subject to other federal, state, local or foreign law requirements.

A fiduciary making the decision to invest in shares of preferred stock on behalf of a prospective purchaser which is an ERISA plan, a tax qualified retirement plan, an IRA or other employee benefit plan is advised to consult its legal advisor regarding the specific considerations arising under ERISA,  Section 4975 of the Internal Revenue Code and, to the extent not preempted, state and local law with respect to the purchase, ownership or sale of shares of our preferred stock by the plan or IRA.

Prior to making an investment in the shares offered in this prospectus supplement, prospective employee benefit plan investors, whether or not subject to ERISA or Section 4975 of the Internal Revenue Code, should consult with their legal and other advisors concerning the impact of ERISA and the Internal Revenue Code (and, particularly in the case of non-ERISA plans and arrangements, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

Plans should also consider the entire discussion under the heading “United States Federal Income Tax Considerations,” as material contained in that section is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase our preferred stock.

Employee benefit plans, tax-qualified retirement plans and IRAs.

Each fiduciary of an “ERISA plan,” which is an employee benefit plan subject to Title I of ERISA, should carefully consider whether an investment in shares of preferred stock is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Subtitle B of Title I of ERISA require that:

•	an ERISA plan make investments that are prudent and in the best interests of the ERISA plan, its participants and beneficiaries;

•	an ERISA plan make investments that are diversified in order to reduce the risk of large losses, unless it is clearly prudent for the ERISA plan not to do so;

•	an ERISA plan’s investments are authorized under ERISA and the terms of the governing documents of the ERISA plan; and

•	the fiduciary not cause the ERISA plan to enter into transactions prohibited under Section 406 of ERISA and certain corresponding provisions of the Internal Revenue Code.

In determining whether an investment in shares of preferred stock is prudent for ERISA purposes, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain or other return from the investment, the diversification, cash flow and funding requirements of the ERISA plan, and the liquidity and current return of the ERISA plan’s portfolio. A fiduciary should also take into account the nature of our business, the length of our operating history and other matters described in the section entitled “Risk Factors.”

The fiduciary of an IRA or an employee benefit plan not subject to Title I of ERISA because it is a governmental or church plan, if no election has been made under Section 410(d) of the Internal Revenue Code, or because it does not cover common law employees should consider that it may only make investments that are either authorized or not prohibited by the appropriate governing documents, not prohibited under Section 4975 of the Internal Revenue Code and permitted under applicable state law.

Status of the Company under ERISA.

In some circumstances where an ERISA plan holds an interest in an entity, the assets of the entity are deemed to be ERISA plan assets. This is known as the “look-through rule.” Under those circumstances, the obligations and other responsibilities of plan sponsors, plan fiduciaries and plan administrators, and of parties in interest and disqualified persons, under Parts 1 and 4 of Subtitle B of Title I of ERISA and Section 4975 of the Internal Revenue Code, as applicable, may be expanded, and there may be an increase in their liability under these and other provisions of ERISA and the Internal Revenue Code, except to the extent (if any) that a favorable statutory or administrative exemption or exception applies. For example, a prohibited transaction may occur if our assets are deemed to be assets of investing ERISA plans and persons who have certain specified relationships to an ERISA plan (“parties in interest” within the meaning of ERISA, and “disqualified persons” within the meaning of the Internal Revenue Code) deal with these assets. Further, if our assets are deemed to be assets of investing ERISA plans, any person that exercises authority or control with respect to the management or disposition of the assets is an ERISA plan fiduciary.

ERISA plan assets are not defined in ERISA or the Internal Revenue Code, but the United States Department of Labor has issued regulations that outline the circumstances under which an ERISA plan’s interest in an entity will be subject to the look-through rule. The Department of Labor regulations apply to the purchase by an ERISA plan of an “equity interest” in an entity, such as stock of a REIT. However, the Department of Labor regulations provide an exception to the look-through rule for equity interests that are “publicly-offered securities.” The Department of Labor regulations also provide exceptions to the look-through rule for equity interests in some types of entities, including any entity which qualifies as either a “real estate operating company” or a “venture capital operating company.”

Under the Department of Labor regulations, a “publicly-offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•	either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which the offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Department of Labor regulations, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A class of securities will not fail to be “widely held” solely because the number of independent investors falls below 100 subsequent to the initial offering as a result of events beyond the issuer’s control.

Under the Department of Labor regulations, a “real estate operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities; and

•	which, in the ordinary course of its business, is engaged directly in real estate management or development activities.

According to those same regulations, a “venture capital operating company” is defined as an entity which on testing dates has at least 50% of its assets, other than short-term investments pending long-term commitment or distribution to investors, valued at cost:

•	invested in one or more operating companies with respect to which the entity has management rights; and

•	which, in the ordinary course of its business, actually exercises its management rights with respect to one or more of the operating companies in which it invests.

We expect that the shares of our preferred stock offered in the prospectus will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the preferred stock should be considered to be “freely transferable,” as the minimum investment will be less than $10,000, and the only restrictions upon its transfer are those enumerated under the Department of Labor regulations; those required under federal tax laws to maintain our status as a REIT; resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to the prospectus and those owned by our officers, directors and other affiliates; and voluntary restrictions agreed to by the selling stockholders regarding volume limitations.

Second, we expect the preferred stock to be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of preferred stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the preferred stock is expected to be registered under the Exchange Act within 120 days after the end of the fiscal year in which the preferred stock is sold.

In addition, we have obtained management rights with respect to Kilroy Realty, L.P. and conduct our affairs so that we expect to qualify as either a real estate operating company or venture capital operating company under the Department of Labor regulations.

Accordingly, we believe that if an ERISA plan purchases our preferred stock, our assets should not be deemed to be ERISA plan assets and, therefore, that any person who exercises authority or control with respect to our assets should not be an ERISA plan fiduciary.

UNDERWRITING

We are offering the Series E Preferred Stock described in this prospectus supplement through a number of underwriters. Wachovia Capital Markets, LLC, McDonald Investments Inc., a KeyCorp Company and RBC Dain Rauscher Inc. are the representatives of the underwriters. Wachovia Capital Markets, LLC, is an indirect, wholly-owned subsidiary of Wachovia Corporation. We and the underwriters named below have entered into an underwriting agreement with respect to the Series E Preferred Stock. Subject to the terms and conditions of the underwriting agreement, we agreed to sell to the underwriters, and each underwriter separately agreed to purchase from us, the number of shares of the Series E Preferred Stock listed next to its name below at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement.

Underwriter	Number of Shares
Wachovia Capital Markets, LLC
McDonald Investments Inc., a KeyCorp Company
RBC Dain Rauscher Inc.

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares. The underwriters will sell these shares to the public when and if the underwriters buy them from us. The underwriters are offering the Series E Preferred Stock subject to a number of conditions, including:

•	the underwriters’ receipt and acceptance of the shares from us; and

•	the underwriters’ right to reject orders in whole or in part.

The underwriters expect to deliver the Series E Preferred Stock to purchasers on                         , 2003, which is the 30 business day following the date of this prospectus supplement. Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series E Preferred Stock before final settlement will be required, by virtue of the fact that the shares will settle in 30 business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series E Preferred Stock who wish to trade shares on the date of pricing or the next 29 succeeding business days should consult their own advisor.

Over-allotment option.    We have granted to the underwriters an option, exercisable 30 days from the date of this prospectus supplement, to purchase up to an aggregate of          additional shares of the Series E Preferred Stock at the public offering price, less underwriting discounts and commissions described on the cover page of this prospectus supplement, if the underwriters sell more shares of the Series E Preferred Stock than the total number shown on the cover of this prospectus supplement. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered by this prospectus supplement. To the extent the option is exercised, the underwriters will become obligated to purchase such number of shares of the Series E Preferred Stock. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Stock market listing.    We intend to file an application to list the Series E Preferred Stock on the New York Stock Exchange. If approved, trading of the Series E Preferred Stock on the New York Stock

Exchange is expected to commence within the 30-day period after initial delivery of the Series E Preferred Stock. The representatives have advised us that they may make a market in the Series E Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The representatives will have no obligation to make a market in the Series E Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

Before this offering, there has been no public market for our Series E Preferred Stock. An active trading market for our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

Underwriting discounts and commissions.    The underwriting discount is the difference between the price the underwriters pay to us and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us and the representatives.

The following table shows the per share and total underwriting discounts and commissions we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option described above.

	Per Share	No Exercise of Option	Full Exercise of Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $         and will be paid by us. Expenses include the New York Stock Exchange listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses.

Lock-up agreement.    We, our operating partnership, and our officers and directors have agreed that, without the prior written consent of the underwriters, we will not, during the period ending 30 days after the initial delivery of the Series E Preferred Stock:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our preferred stock or the preferred units of our operating partnership or any securities convertible into or exercisable or exchange for our preferred stock or the preferred units of our operating partnership; or

•	enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequences of ownership of our preferred stock or the preferred units of our operating partnership, whether any transaction described above is to be settled by delivery of shares of our preferred stock or the preferred units of our operating partnership or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of the Series E Preferred Stock to the underwriters;

•	the issuance by us of shares of our preferred stock upon the exercise of an option or warrant or the exchange of limited partnership units of our operating partnership; or

•	the redemption of the Series C Preferred Units by our operating partnership as described in “Use of Proceeds.”

The restrictions described in the above paragraph relating to certain of our officers and directors do not apply to acquisitions of shares of preferred stock or the preferred units of our operating partnership in the open market after the completion of this public offering.

Indemnification of the underwriters.    We and our operating partnership will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we and our operating partnership are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Dealers’ compensation.    The underwriters initially will offer our shares of Series E Preferred Stock to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession of not more than $         per share. The underwriters may also allow, and any other dealers may reallow, a concession of not more than $         per share to some other dealers. If all the shares of Series E Preferred Stock are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

Stabilization and other transactions.    The rules of the SEC generally prohibit the underwriters from trading in our Series E Preferred Stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our Series E Preferred Stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

•	Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our Series E Preferred Stock while this offering is in progress.

•	Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. The underwriters must close out any short position by purchasing shares in the open market, potentially including purchases made as stabilizing transactions. For this reason, a short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series E Preferred Stock in the open market and after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions are bids for or purchases of our Series E Preferred Stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters. Similar to other purchase transactions, syndicate covering transactions may have the effect of raising or maintaining the market price of our Series E Preferred Stock or preventing or retarding a decline in the market price of our Series E Preferred Stock. As a result, the price of our Series E Preferred Stock may be higher than the price that might otherwise exist in the open market.

•	A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the Series E Preferred Stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

If the underwriters commences these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Related-party transactions.    In the ordinary course of their business, some of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us, for which they have received, and may in the future receive, customary fees and commissions. Wachovia Bank, N.A., an affiliate of Wachovia Capital Markets, LLC, is a syndication agent and a lender under our revolving credit facility. In addition, Key Bank National Association, an affiliate of McDonald Investments Inc., a KeyCorp Company, is a participating lender under our revolving credit facility. To the extent that we use the net proceeds of this offering to reduce outstanding indebtedness under those borrowings, such lender, and any other participating lenders which are affiliated with the underwriters, will receive their proportionate shares of the repayment. See “Use of Proceeds.”

NASD rule compliance.    This offering will be conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc., which regulates some aspects of offerings in which more than 10% of the net offering proceeds might be paid to affiliates of the underwriters.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. Certain legal matters relating to Maryland law, including the validity of the issuance of the shares of Series E Preferred Stock offered by this prospectus supplement, will be passed upon for us by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Certain legal matters will be passed upon for the underwriters by O’Melveny & Myers LLP, San Francisco, California.

EXPERTS

The financial statements and the related financial statement schedules incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, as updated by Form 8-K filed by us on or about September 12, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Kilroy Realty Corporation’s change in accounting for the impairment or disposal of long-lived assets to conform to the statement of Financial Standards No. 144, “Impairment or Disposal of Long-Lived Assets”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. In addition, we maintain a web site that contains information about us at http://www.kilroyrealty.com.

We have filed a registration statement of which this prospectus supplement and accompanying prospectus are a part and related exhibits with the SEC under the Securities Act of 1933, as amended. The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in this prospectus supplement, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2002 (as updated by our Current Report on Form 8-K dated September 12, 2003);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our Current Report on Form 8-K dated September 12, 2003 (including all exhibits thereto);

•	the description of our common stock and preferred stock contained in our Registration Statement on Form 8-A/A filed with the SEC on March 5, 1999 (file number 001-12675), including any amendment or reports filed for the purpose of updating this description; and

•	all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus supplement and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in the documents, call or write Kilroy Realty Corporation, 12200 West Olympic Boulevard, Suite 200, Los Angeles, California 90064, Attention: Secretary (310) 481-8400.

PROSPECTUS

$400,000,000

Kilroy Realty Corporation

Common Stock, Preferred Stock,

Depositary Shares and Warrants

Kilroy Realty Corporation (the “Company”) may offer from time to time in one or more series or classes (i) shares of its common stock, par value $.01 per share (the “Common Stock”), (ii) shares or fractional shares of its preferred stock, par value $.01 per share (the “Preferred Stock”), (iii) shares of Preferred Stock represented by depositary shares (the “Depositary Shares”) and (iv) warrants to purchase Preferred Stock or Common Stock, as shall be designated by the Company at the time of any such offering (the “Warrants”) with an aggregate public offering price of up to $400,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Common Stock, Preferred Stock, Depositary Shares and Warrants (collectively, the “Offered Securities”) may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each such supplement a “Prospectus Supplement”).

The specific terms of the Offered Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the specific title and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (“REIT”) for federal income tax purposes.

The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax consequences relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

The Offered Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See “Plan of Distribution.” No Offered Securities may be sold without delivery of this Prospectus and the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.

See “Risk Factors” beginning on Page 5 of this prospectus for a discussion of certain factors relating to an investment in the offered securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 11, 1998.

CERTAIN PERSONS PARTICIPATING IN AN OFFERING OF SECURITIES MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF SECURITIES TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THOSE ACTIVITIES, SEE “UNDERWRITING” IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT.

No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or by any underwriter, agent or dealer. This Prospectus and any Prospectus Supplement shall not constitute an offer to sell or a solicitation of an offer to buy any of the Securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus and any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that the information therein is correct as of the time subsequent to the date thereof.

Unless the context otherwise requires, (i) the “Company” shall mean Kilroy Realty Corporation, a Maryland corporation, its Subsidiaries (as defined below) and includes by reference the operating history of the Kilroy Group, (ii) the “Subsidiaries” shall mean, collectively, Kilroy Realty, L.P., a Delaware limited partnership (the “Operating Partnership”), Kilroy Services, Inc., a Maryland corporation (the “Services Company”), Kilroy Realty Finance, Inc., a Delaware corporation (the “Finance Company”) and Kilroy Realty Finance Partnership, L.P., a Delaware limited partnership (the “Finance Partnership”) and (iii) the “Kilroy Group” shall mean the Company’s predecessors comprised of Kilroy Industries, a California corporation (“KI”), and certain affiliated partnerships, limited liability companies and trusts.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission’s Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. If available, such information also may be accessed through the Commission’s electronic data gathering, analysis and retrieval system (“EDGAR”) via electronic means, including the Commission’s home-page on the Internet (http://www.sec.gov). In addition, certain of the Company’s securities are listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the “Registration Statement”) (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein, as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the

Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Offered Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

a.	The Company’s Annual Report on Form 10-K for the year ended December 31, 1996;

b.	The Company’s Quarterly Reports on Forms 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

c.	The Company’s Current Reports on Form 8-K dated June 6, 1997, July 3, 1997, July 15, 1997, November 13, 1997, November 21, 1997, December 29, 1997, January 20, 1998, and February 6, 1998 and on Form 8-K/A dated December 19, 1997; and

d.	The reports on the combined summaries of certain revenues and certain expenses for the Acquired Properties, Post IPO Acquisitions Through June 30, 1997 and Acquired Properties and Pending Acquisitions, each included in the Company’s Registration Statement on Form S-11 (File number 333-32261).

Any document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus and the applicable Prospectus Supplement are delivered upon written or oral request. Requests should be directed to the Chief Financial Officer, Kilroy Realty Corporation, 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245, telephone number (310) 563-5500.

THE COMPANY

Kilroy Realty Corporation was incorporated in September 1996 and commenced operations upon the completion of its initial public offering on January 31, 1997. The Company was formed to continue and expand the real estate business of the Kilroy Group, which, since 1947, was engaged in the business of real estate ownership, acquisition, development, leasing and management of principally Class A suburban office and industrial buildings in prime locations, primarily in Southern California. As of December 31, 1997, the Company owned 55 suburban office buildings encompassing approximately 4.2 million rentable square feet (the “Office Properties”), and 67 industrial buildings encompassing approximately 5.0 million rentable square feet (the “Industrial Properties” and, together with the Office Properties, the “Properties”). All but 11 of the Properties are located in Southern California. In addition, as of December 31, 1997, the Company had under development one office building and two industrial buildings which, when completed, are expected to encompass approximately 140,000 and 680,000 rentable square feet, respectively. The Company operates as a self- administered and self-managed real estate company and expects that it has qualified and that it will continue to qualify as a REIT for federal and state income tax purposes beginning with the year ended December 31, 1997. See “Federal Income Tax Consequences—Taxation of the Company.”

The Company conducts substantially all of its activities through the Operating Partnership in which, as of December 31, 1997, it owned an approximate 87.8% general partner interest. The remaining 12.2% limited partnership interest in the Operating Partnership is owned by certain members of the Company’s executive officers and directors, certain of their affiliates, and other outside investors. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over each of the 105 Properties owned by the Operating Partnership. The remaining 17 Properties are owned by Kilroy Realty Finance, L.P., a limited partnership in which the Company (through a wholly owned subsidiary) owns a 1% general partnership interest and the Operating Partnership owns a 99% limited partnership interest.

The Common Stock is listed on the New York Stock Exchange under the Symbol “KRC.” The Company is a Maryland corporation with its principal executive offices located at 2250 East Imperial Highway, Suite 1200, El Segundo, California 90245 and its telephone number is (310) 563-5500.

RISK FACTORS

An investment in the Offered Securities involves various material risks. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus and the applicable Prospectus Supplement, in connection with an investment in the Offered Securities.

When used in this Prospectus, the words “may,” “will,” “expect,” “anticipate,” “continue,” “estimate,” “project,” “intend” and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, regarding events, conditions and financial trends that may affect the Company’s future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below and elsewhere in this Prospectus and the applicable Prospectus Supplement.

Conflicts of interest

Certain Limited Partner Approval Rights.    While Kilroy Realty Corporation is the sole general partner of the Operating Partnership, and generally has full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Partnership Agreement”) place limitations on Kilroy Realty Corporation’s ability to act with respect to the Operating Partnership. The Partnership Agreement provides that if the limited partners own at least 5% of the outstanding Operating Partnership units (the “Units”) (including Units held by Kilroy Realty Corporation), Kilroy Realty Corporation shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of the holders of more than 50% of the limited partnership Units (i) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of the Company’s assets, or (ii) prior to January 31, 2004, sell the Office Property located at 2260 E. Imperial Highway at Kilroy Airport Center at El Segundo, other than incident to a merger or sale of substantially all of the Company’s assets. Furthermore, the Partnership Agreement provides that, except in connection with certain transactions, Kilroy Realty Corporation may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of the holders of at least 60% of the Units (including Units held by Kilroy Realty Corporation) and without meeting certain other criteria with respect to the consideration to be received by the limited partners. In addition, Kilroy Realty Corporation has agreed to use its commercially reasonable efforts to structure certain merger transactions to avoid causing the limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transactions. The restrictions on Kilroy Realty Corporation’s ability to act as described above may result in Kilroy Realty Corporation being precluded from taking action which the Board of Directors believes is in the best interest of all stockholders. See “Partnership Agreement of the Operating Partnership—Transferability of Interests” and “—Certain Limited Partner Approval Rights.”

Tax Consequences Upon Sale or Refinancing.    Holders of Units (“Unitholders”) may suffer different and more adverse tax consequences than the Company upon the sale or refinancing of certain of the properties owned by the Operating Partnership, and therefore such Unitholders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of such properties. While Kilroy Realty Corporation, as the sole general partner of the Operating Partnership, has the authority (subject to certain limited partner approval rights described above) to determine whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, those directors and officers of the Company who hold Units may seek to influence the Company not to sell or refinance such properties, even though such a sale might otherwise be financially advantageous to the Company, or may seek to influence the Company to refinance such properties with a higher level of debt. The Partnership Agreement provides that if the limited partners own at least 5% of the outstanding Units (including Units held by the Company), the Company shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of the holders of more than 50% of the limited partnership Units (i) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of the Company’s assets, or (ii) prior to January 31, 2004, sell the Office Property at 2260 E. Imperial Highway at Kilroy Airport Center at El Segundo, other than incident to a merger or sale of substantially all of the Company’s assets. The Operating Partnership will also use commercially reasonable efforts to cooperate with the limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or any other disposition of assets, of the Operating Partnership. See “Partnership Agreement of the Operating Partnership—Transferability of Interests” and “—Certain Limited Partner Approval Rights.”

Policies with Respect to Conflicts of Interest.    The Company has adopted certain policies designed to eliminate or minimize conflicts of interest. These policies include (i) provisions in the Company’s articles of incorporation (the “Articles of Incorporation”) and bylaws (the “Bylaws”) which require that at least a majority of the directors be directors that are neither officers or employees of the Company or any of its subsidiaries or affiliates (“Independent Directors”), (ii) provisions in the Bylaws which require that a majority of the Independent Directors approve transactions between the Company and certain Unitholders and the sale or refinancing of the Properties and (iii) the requirement that certain members of the Board of Directors of the Company (the “Board of Directors”) who are Unitholders (John B. Kilroy, Sr. and John B. Kilroy, Jr.) abide by their respective noncompetition agreements with the Company. The provisions contained in the Articles of Incorporation can be modified only with the approval of two-thirds of the shares of Common Stock outstanding and entitled to vote thereon, and the provisions contained in the Bylaws can be modified only with the approval of a majority of either the Board of Directors or the shares of the Common Stock outstanding and entitled to vote thereon. However, there can be no assurance that these policies will not be changed in the future or that they otherwise always will be successful in eliminating the influence of such conflicts, and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Competitive Real Estate Activities of Management.    John B. Kilroy, Sr. and John B. Kilroy, Jr. have controlling ownership interests in a complex of three office buildings which are located in the El Segundo submarket in which four of the Company’s office buildings and four of its industrial buildings are located. These properties and Calabasas Park Centre, an approximately 66-acre undeveloped site (representing approximately 45 developable acres, net of acreage required for streets and contractually required open areas) are managed by the Operating Partnership, and certain of the Company’s officers, directors and employees spend an immaterial portion of their time and effort managing these interests. The Company is actively marketing the sale of all but 18 acres of Calabasas Park Centre. Certain of the Company’s officers, directors and employees spend an immaterial amount of time in connection with any sales of such parcels.

Each of these properties is currently owned by partnerships owned and controlled by John B. Kilroy, Sr. and John B. Kilroy, Jr. The complex of three office buildings located on North Sepulveda Boulevard in El Segundo is managed by the Operating Partnership pursuant to a management agreement on market terms. Calabasas Park Centre is managed by the Services Company pursuant to a management agreement on market terms.

Adverse Consequences of Failure to Qualify as a REIT

Tax Liabilities as a Consequence of Failure to Qualify as a REIT. The Company believes that it has operated and intends to continue to operate so as to qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with its taxable year ending December 31, 1997. Although management believes that the Company is organized and operates in such a manner, no assurance can be given that the Company will continue to be organized or be able to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company’s control. For example, in order to qualify as a REIT, at least 95% of the Company’s gross income in any year must be derived from qualifying sources and the Company must pay distributions to stockholders aggregating annually at least 95% of its REIT taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). The complexity of these provisions and of the applicable Treasury Regulations that have been promulgated under the Code is greater in the case of a REIT, such as the Company, that holds its assets in partnership form. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. See “Federal Income Tax Consequences—Taxation of the Company” and “Legal Matters.”

Among the requirements for REIT qualification is that the value of any one issuer’s securities held by a REIT may not exceed 5% of the REIT’s total assets on certain testing dates. See “Federal Income Tax Consequences—Taxation of the Company—Requirements for Qualification.” The Company believes that its allocable share of the aggregate value of the securities of the Services Company held by the Operating Partnership will be less than 5% of the value of the Company’s total assets.

If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would substantially reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made. See “Federal Income Tax Consequences—Taxation of the Company—Requirements for Qualification.”

Other Tax Liabilities.    Even if the Company qualifies for and maintains its REIT status, it is subject to certain federal, state and local taxes on its income and property. For example, if the Company has net income from a prohibited transaction, such income will be subject to a 100% tax. In addition, net income, if any, from the third-party development or other services conducted through the Services Company is subject to federal income tax at regular corporate tax rates. See “Federal Income Tax Consequences—Services Company.”

Risks of Development Business and Related Activities Being Conducted by the Services Company

Tax Liabilities.    The Services Company is subject to federal and state income tax on its taxable income at regular corporate rates. Any federal, state or local income taxes that the Services Company is required to pay will reduce the cash available for distribution by the Services Company to the Operating Partnership.

Adverse Consequences of Lack of Control Over the Businesses of the Services Company.    To comply with the REIT asset tests that restrict ownership of shares of other corporations, the Operating Partnership owns 100.0% of the nonvoting preferred stock of the Services Company (representing approximately 95.0% of its economic value) and John B. Kilroy, Sr. and John B. Kilroy, Jr. own all the outstanding voting common stock of the Services Company (representing approximately 5.0% of its economic value). This ownership structure is necessary to permit the Company to share in the income of the Services Company and also maintain its status as a REIT. Although the Company receives substantially all of the economic benefit of the businesses carried on by the Services Company through the Company’s right to receive dividends through the Operating Partnership, the Company is not able to elect directors or officers of the Services Company and, therefore, the Company does not have the ability to influence the operations of the Services Company or require that the Services Company’s board of directors declare and pay a cash dividend on the nonvoting preferred stock of the Services Company held by the Operating Partnership. As a result, the board of directors and management of the Services Company may implement business policies or decisions that would not have been implemented by persons controlled by the Company and that are adverse to the interests of the Company or that lead to adverse financial results, which could adversely impact the Company’s net operating income and cash flow.

Adverse Consequence of REIT Status on the Businesses of the Services Company.    Certain requirements for REIT qualification may in the future limit the Company’s ability to receive increased distributions from the fee development operations conducted and related services offered by the Services Company. See “—Adverse Consequences of Failure to Qualify as a REIT.”

Cash Flow From Development Activities is Uncertain.    A portion of the Company’s cash flow is generated from development activities which are partially dependent on the availability of development opportunities and which are subject to the risks inherent with development and general economic conditions. In addition, development activities are subject to limitations imposed by the REIT tests. See “Federal Income Tax Consequences—Taxation of the Company—Income Tests.” There can be no assurance that the Company will realize completely such cash flows. See “—Real Estate Investment Considerations—Risks of Real Estate Acquisition and Development.” Also, these development activities generally are conducted by the Services Company. Accordingly, cash flow from these activities is further dependent upon the decision of the Services Company’s board of directors to declare and pay a cash dividend on the nonvoting preferred stock held by the Operating Partnership. See “—Risks of Development Business and Related Activities Being Conducted by the Services Company.”

Distributions to Stockholders Affected by Many Factors.    Distributions by the Company to its stockholders are based principally on cash available for distribution from the Properties. Contractual increases in base rent under existing leases, reductions in mortgage indebtedness or decreases in applicable interest rates each could have the effect of increasing cash available for distribution. Similarly, and by way of example, increases in interest rates, the issuance of Common Stock or Units in connection with the acquisition of properties with cash flow levels lower than that for the Properties and the use of internally generated cash to fund, in whole or in part, any development activities or property acquisitions, each could have the effect of decreasing cash available for distribution. However, in the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments and thereby a decrease in cash available for distribution. In addition, the amount available to make distributions may decrease if properties acquired in the future yield lower than expected returns.

The distribution requirements for REITs under federal income tax laws may limit the Company’s ability to finance future developments, acquisitions and expansions without additional debt or equity financing. If the Company incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and as a result amounts available to make distributions may decrease. Distributions by the Company are also dependent on a number of other factors, including the Company’s financial condition, any decision to reinvest funds rather than to distribute such funds, capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Company deems relevant. In addition, the Company may issue from time to time additional Units or shares of Common Stock in connection with the acquisition of properties or in certain other circumstances. No prediction can be made as to the number of such Units or shares of Common Stock which may be issued, if any, and, if issued, the effect on cash available for distribution on a per share basis to holders of Common Stock. Such issuances, if any, may have a dilutive effect on cash available for distribution on a per share basis to holders of Common Stock. The possibility exists that actual results of the Company may differ from the assumptions used by the Board of Directors in determining the initial distribution rate.

To obtain the favorable tax treatment associated with REITs, the Company generally is required to distribute to its stockholders at least 95% of its taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains) each year. In addition, the Company is subject to tax at regular corporate rates to the extent that it distributes less than 100% of its taxable income (including net capital gains) each year. The Company is also subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. The Company intends to continue to make distributions to its stockholders to comply with the distribution requirements of the Code and to reduce exposure to federal income taxes and the nondeductible excise tax. Differences in timing between the receipt of income and the payment of expenses in arriving at taxable income and the effect of required debt amortization payments could require the Company to borrow funds on a short-term basis to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

Real Estate Investment Considerations

General.    Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the related properties as well as the expenses incurred in connection therewith. If the Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the ability to make distributions to the Company’s stockholders could be adversely affected. Income from, and the value of, the Properties may be adversely affected by the general economic climate, local conditions such as oversupply of office, industrial or other commercial space or a reduction in demand for office, industrial or other commercial space in the area, the attractiveness of the Properties to potential tenants, competition from other office, industrial and other commercial buildings, and the ability of the Company to provide adequate maintenance and insurance and increased operating costs (including insurance premiums, utilities and real estate taxes). In addition, revenues from properties and real estate values are also affected by such factors as the cost of compliance with regulations and the potential for liability under applicable laws, including changes in tax laws, interest rate levels and the availability of financing. The Company’s income would be adversely affected if a significant number of tenants were unable to pay rent or if office or industrial space could not be rented on favorable terms. Certain significant expenditures associated with an investment in real estate (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment.

Illiquidity of Real Estate.    Real estate investments are relatively illiquid and, therefore, the Company has a limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Code and related regulations on a REIT holding property for sale may affect the Company’s ability to sell properties without adversely affecting distributions to the Company’s stockholders.

Competition.    The Company plans to continue to expand, primarily through the acquisition and development of additional office and industrial buildings, in Southern California and other markets where the acquisition and/or development of property would, in the opinion of management, result in a favorable risk- adjusted return on investment. There are a number of developers of office, industrial and other commercial property types and real estate companies that compete with the Company in seeking properties for acquisition and land for development. Substantially all of the Properties are located in developed areas where there are generally other properties of the same type. Competition from such other properties may affect the Company’s ability to attract and retain tenants, rental rates and expenses of operation (particularly in light of the higher vacancy rates of many competing properties which may result in lower-priced space being available in such properties). In addition, the Company may be competing with other entities that have greater financial and other resources than the Company.

Capital Improvements.    The Properties vary in age and require capital improvements regularly. If the cost of improvements, whether required to attract and retain tenants or to comply with governmental requirements, substantially exceeds management’s expectations, cash available for distribution could be reduced.

Risks of Real Estate Acquisition and Development.    The Company intends to continue to actively seek to acquire principally office and industrial properties to the extent that they can be acquired on advantageous terms and meet the Company’s investment criteria. Property acquisitions entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

In addition, the Company will continue to pursue development opportunities both for ownership by the Company and on a fee basis. The real estate development business involves significant risks in addition to those involved in the ownership and operation of developed buildings, including the risks that financing may not be available on favorable terms for development projects and construction may not be completed on schedule or within budget, resulting in increased debt service expense and construction costs and delays in leasing such properties and generating cash flow. In addition, new development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management’s time and attention. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, other required governmental permits and authorizations and the risk that development properties may not achieve anticipated rent or occupancy levels.

The Company anticipates that future acquisitions and developments will be financed, in whole or in part, through additional equity offerings, lines of credit and other forms of secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms. In addition, equity, rather than debt, financing of future acquisitions or developments may have a dilutive effect on the interests of existing stockholders of the Company.

While the Company has focused primarily on the development and ownership of office and industrial properties, the Company may in the future develop properties, part or all of which will be for retail use. In addition, while the Company has historically limited its ownership of properties primarily to the Southern California market, the Company in the future may expand its business to geographic markets other than Southern California, where the acquisition and/or development of property would, in the opinion of management, result in a favorable risk-adjusted return on investment. The Company does not possess the same level of familiarity with retail development or markets outside of those in which the Properties presently are located, which could adversely affect its ability to acquire or develop properties in any new localities or to realize expected performance.

Uninsured Losses.    Management believes that the Properties are covered by adequate comprehensive liability, rental loss and all-risk insurance provided by reputable companies and with commercially reasonable deductibles, limits and policy specifications customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to floods, riots or acts of war, or may be insured subject to certain limitations including large deductibles or co- payments, such as losses due to seismic activity. See discussion of uninsured losses from seismic activity below. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its investment in and anticipated profits and cash flow from a property and would continue to be obligated on any mortgage indebtedness or other obligations related to such property. Any such loss would adversely affect the Company’s financial condition and its ability to make distributions.

Uninsured Losses from Seismic Activity.    A substantial number of the Properties are located in areas that are subject to earthquake activity, including concentrations of Properties located in southwest Los Angeles County. Although the Company has earthquake insurance on a substantial portion of its Properties, such insurance is not replacement cost and should any Property sustain damage as a result of an earthquake, or should losses exceed the amount of such coverage, the Company would incur uninsured losses or losses due to deductibles or co-payments on insured losses.

Risks of Tenant Bankruptcy.    At any time, tenants of the Properties may become unable to pay their rent or meet their obligations to the Company, otherwise default under their leases or become debtors in cases under the Bankruptcy Code. If any tenant becomes a debtor in a case under the Bankruptcy Code, the Company would not be permitted to evict the tenant solely because of its bankruptcy, but the bankruptcy court could authorize the tenant to reject and terminate its lease with the Company. The Company’s claim against such a tenant for unpaid, future rent would be subject to a statutory cap that could be substantially less than the remaining rent actually owned under the lease. In any event, the Company’s claim for unpaid rent (as capped) would likely not be paid in full, which could adversely affect the Company’s cash flow and its ability to make distributions to stockholders. Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner.

Risks Involved in Property Ownership Through Partnerships and Joint Ventures.    Although the Company owns fee simple interests in the Properties (other than certain Properties, which are held subject to long-term ground leases), in the future the Company may also participate with other entities in property ownership through joint ventures or partnerships. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company’s partners or co-venturers might become bankrupt which could result in the Company becoming responsible for the liabilities of the joint venture or partnership, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partners or co-venturers may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company’s policies or objectives, including the Company’s policy with respect to maintaining its qualification as a REIT. The Company, however, will seek to maintain sufficient control of such partnerships or joint ventures to permit the Company’s business objectives to be achieved. There is no limitation under the Company’s organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

Real Estate Financing Risks.    The Company is subject to the risks normally associated with debt financing, including the risk that the Company’s cash flow will be insufficient to meet required payments of principal and interest, the risk that indebtedness on the Properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of the Properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company’s interest expense would increase, which would adversely affect the Company’s cash flow and its ability to pay expected distributions to stockholders. Further, if a Property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, or is in default under the related mortgage or deed of trust, such Property could be transferred to the mortgagee, the mortgagee could foreclose upon the Property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Consequently, a default by the Company related to any mortgage loans could result in foreclosure on the Properties securing such loan. In addition, if the mortgage loans contain cross default provisions, a default related to any such mortgage loans could result in a default of such other indebtedness. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering the Company’s ability to meet the REIT distribution requirements of the Code.

Changes in Investment and Financing Policies Without Stockholder Vote.    Subject to the Company’s fundamental investment policy to maintain its qualification as a REIT (unless a change is approved by the Board of Directors and stockholders), the Board of Directors determines its investment and financing policies, its growth strategy, and its debt, capitalization, distribution and operating policies. Although the Board of Directors has no present intention to revise or amend these strategies and policies, the Board of Directors may do so at any time without a vote of the Company’s stockholders. Accordingly, stockholders will have no control over changes in strategies and policies of the Company, and such changes may not serve the interests of all stockholders and could adversely affect the Company’s financial condition or results of operations, including its ability to distribute cash to stockholders.

Issuance of Additional Securities.    The Company has authority to offer its Common Stock or other equity or debt securities in exchange for property or otherwise. Similarly, the Company may cause the Operating

Partnership to offer additional Units or preferred units of the Operating Partnership, including offers in exchange for property to sellers who seek to defer certain of the tax consequences relating to a property transfer. Such issuances could dilute the ownership interest of the Company in the Operating Partnership. Existing stockholders have no preemptive rights to acquire any such securities, and any such issuance of equity securities could result in dilution in an existing stockholder’s investment in the Company.

Risks Involved in Investments in Securities Related to Real Estate.    The Company may pursue its investment objectives through the ownership of securities of entities engaged in the ownership of real estate. Ownership of such securities may not entitle the Company to control the ownership, operation and management of the underlying real estate. In addition, the Company may have no ability to control the distributions with respect to such securities, which may adversely affect the Company’s ability to make required distributions to stockholders. Furthermore, if the Company desires to control an issuer of securities, it may be prevented from doing so by the limitations on percentage ownership and gross income tests which must be satisfied by the Company in order for the Company to qualify as a REIT. See “Federal Income Tax Consequences—Taxation of the Company—Requirements for Qualification.” The Company operates its business in a manner that does not require the Company to register under the Investment Company Act of 1940 and stockholders therefore do not have the protection of that act.

The Company may also invest in mortgages and may do so as a strategy for ultimately acquiring the underlying property. In general, investments in mortgages include the risk that borrowers may not be able to make debt service payments or pay principal when due, the risk that the value of the mortgaged property may be less than the principal amount of the mortgage note securing such property and the risk that interest rates payable on the mortgages may be lower than the Company’s cost of funds to acquire these mortgages. In any of these events, funds from operations and the Company’s ability to make required distributions to stockholders could be adversely affected.

Risk of Operations Conducted through the Operating Partnership.    The Company owns its economic interest in the Properties through its Subsidiaries. The remaining interests in the Operating Partnership are owned by the remaining Unitholders. Although the number of limited partnership Units is designed to result in a distribution per Unit equal to a distribution per share of Common Stock, such distributions are equal only if the Company distributes to stockholders all amounts it receives in distributions from the Operating Partnership. In addition, under the terms of the Partnership Agreement, the limited partners of the Operating Partnership have certain approval rights with respect to certain transactions that affect all stockholders. See “—Conflicts of Interest—Certain Limited Partner Approval Rights.”

Influence of Certain Unitholders.    John B. Kilroy, Sr., the Chairman of the Board of Directors, and John B. Kilroy, Jr., the Company’s President and Chief Executive Officer and one of its directors, will own, together with the other limited partner Unitholders, Units exchangeable for shares of Common Stock. In addition, the Messrs. Kilroy hold two of the Company’s seven seats on the Board of Directors. Under the terms of the Company’s charter, no other stockholder presently is permitted to own, actually or constructively, in excess of 7.0% of the Common Stock. In addition, although the Messrs. Kilroy will not be able to take action on behalf of the Company without the concurrence of other members of the Board of Directors, they will, for so long as limited partners of the Operating Partnership own at least 5% of the outstanding Units, be able to block, absent the prior consent of at least a majority of the limited partners, (i) the dissolution of the Operating Partnership, or (ii) prior to January 31, 2004, the sale of the Office Property located at 2260 E. Imperial Highway at Kilroy Airport Center at El Segundo, in each case other than incident to a merger or sale of all or substantially all of the Company’s assets, and be able to exert substantial influence over the Company’s affairs.

Limits on Ownership and Change in Control.    Certain provisions of the Maryland General Corporation Law (the “MGCL”) and the Articles of Incorporation and Bylaws, and certain provisions of the Partnership Agreement, could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management and, as a result, could prevent the stockholders of the Company from being paid a premium for their shares of Common Stock over then prevailing market prices.

Limits on Ownership of Common Stock.    In order for the Company to maintain its qualification as a REIT, not more than 50% in value of the outstanding shares of its capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which the election to be treated as a REIT has been made). Furthermore, subject to certain exceptions, after the first taxable year for which a REIT election is made, the Company’s shares of Common Stock must be held by a minimum of 100 persons for at least 335 days of a 12-month taxable year (or a proportionate part of a short tax year). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively, owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. See “Federal Income Tax Consequences—Taxation of the Company.” In order to protect the Company against the risk of losing REIT status due to a concentration of ownership among its stockholders, the Articles of Incorporation limit actual or constructive ownership of the outstanding shares of Common Stock by any single stockholder to 7.0% (the “Ownership Limit”) of the then outstanding shares of Common Stock, and limit actual or constructive ownership of the outstanding shares of Series A Preferred Stock by any single stockholder so that no such stockholder, taking into account their ownership of any other capital stock of the Company, may own in excess of 7% (by value) of the outstanding shares of capital stock of the Company. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” The Board of Directors will consider waiving the Ownership Limit or the ownership limit relating to Series A Preferred Stock with respect to a particular stockholder if it is satisfied, based upon the advice of tax counsel or otherwise, that ownership by such stockholder in excess of the applicable ownership limit would not jeopardize the Company’s status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company. The Board of Directors has waived the Ownership Limit with respect to John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and certain affiliated entities and has permitted such individuals and entities to actually or constructively own, in the aggregate, up to 19.6% of the outstanding Common Stock.

Actual or constructive ownership of shares of Common Stock in excess of the Ownership Limit, the ownership limit relating to Series A Preferred Stock or, with the consent of the Board of Directors, such other limit, will cause the violative transfer or ownership to be void with respect to the transferee or owner as to that number of shares in excess of the applicable ownership limit, and such shares will be automatically transferred to a trust for the benefit of a qualified charitable organization. Such purported transferee or owner shall have no right to vote such shares or be entitled to dividends or other distributions with respect to such shares. See “Description of Capital Stock—Restrictions on Ownership and Transfer” for additional information regarding the Ownership Limit and the ownership limit relating to Series A Preferred Stock.

Staggered Board.    The Board of Directors is divided into three classes serving staggered three-year terms. The terms of the first, second and third classes expire in 1998, 1999 and 2000, respectively. Directors for each class will be chosen for a three-year term upon expiration of the term, beginning in 1998.

Future Issuances of Capital Stock.    The Articles of Incorporation authorize the Board of Directors to issue up to 150,000,000 shares of Common Stock and 30,000,000 shares of preferred stock and to establish the rights and preferences of any shares of preferred stock issued. Of the 30,000,000 shares of authorized preferred stock, 1,200,000 shares have been designated as the Company’s 8.075% Series A Cumulative Redeemable Preferred Stock, par value $.01 per share, $50 liquidation value (the “Series A Preferred Stock”), issuable at the Company’s option in exchange on a one for one basis for the Operating Partnership’s 8.075% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”). No shares of preferred stock are currently issued or outstanding. See “Description of Capital Stock—Preferred Stock.” Under the Articles of Incorporation, stockholders do not have cumulative voting rights.

The ownership limits, the staggered terms for directors, the issuance of additional common or preferred stock in the future and the absence of cumulative voting rights could have the effect of (i) delaying or preventing a change of control of the Company even if a change of control were in the stockholders’ interest, (ii) deterring tender offers for the capital stock of the Company that may be beneficial to the stockholders, or (iii) limiting the opportunity for stockholders to receive a premium for their capital stock of the Company that might otherwise exist if an investor attempted to assemble a block of shares of capital stock of the Company in excess of the applicable ownership limit or otherwise to effect a change of control of the Company. See “Description of Capital Stock.”

Historical Operating Losses of Certain Properties.    Although the Office and Industrial Properties developed by the Company after their construction and initial lease-up periods have historically generated positive net cash flow, the effect of depreciation, amortization and other non-cash charges has resulted in losses before equity in income of subsidiary, minority interest and extraordinary item for financial reporting purposes in each of the last five fiscal years. Historical operating results of the Office and Industrial Properties that were owned by the Company upon consummation of the Company’s initial public offering (the “IPO”) may not be comparable to future operating results of the Company because, prior to the completion of the IPO and the transactions relating to the organization of the Company and its subsidiaries, including the transfer of certain of the Properties and other assets to the Company (the “Formation Transactions”) on January 31, 1997, the Office and Industrial Properties that were owned by the Company upon consummation of the IPO were encumbered with greater levels of debt (which has the effect of reducing net income) than that with which the Company currently operates. In addition, the historical results of operations do not reflect the acquisition and development of any of the Properties acquired or developed subsequent to consummation of the IPO. No assurance can be given that any of the Properties will have profitable results from operations and will not experience losses in the future.

No Limitation on Debt.    The Board of Directors currently funds acquisition opportunities and development partially through short-term borrowings, as well as out of undistributed cash available for distribution and other available cash. The Board of Directors expects to refinance projects purchased or developed with short-term debt either with long-term indebtedness or equity financing depending upon the economic conditions at the time of refinancing. The Board of Directors has adopted a policy of limiting its indebtedness to approximately 50% of its total market capitalization (i.e., the market value of the issued and outstanding shares of Common Stock, including interests exchangeable therefor, plus total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, that the Company may incur. The Board of Directors, without the vote of the Company’s stockholders, could alter or eliminate its current policy on borrowing at any time at its discretion. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company’s cash flow and its ability to make expected distributions to its stockholders and an increased risk of default on the Company’s obligations.

The Company has established its debt policy relative to the market capitalization of the Company rather than to the book value of its assets, a ratio that is frequently employed. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated value of real property, the Company’s primary tangible asset) does not accurately reflect its ability to borrow and to meet debt service requirements. The total market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company at all times. Although the Company will consider factors other than total market capitalization in making decisions regarding the incurrence of indebtedness (such as the acquisition cost of properties to be acquired with debt financing, the estimated market value of such properties upon refinancing and the ability of particular properties and the Company as a whole to generate cash flow to cover expected debt service), there can be no assurance that the ratio of indebtedness to total market capitalization (or to any other measure of asset value) will be consistent with the expected level of distributions to the Company’s stockholders.

Government Regulations.    Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently.

Costs of Compliance with Americans with Disabilities Act.    Under the Americans with Disabilities Act of 1990 (the “ADA”), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the ADA might require removal of structural barriers to handicapped access in certain public areas where such removal is “readily achievable.” Noncompliance with the ADA could result in the imposition of fines or an award of damages to private litigants. The impact of application of the ADA to the Properties, including the extent and timing of required renovations, is uncertain. If required changes involve a greater amount of expenditures than the Company currently anticipates or if the changes must be made on a more accelerated schedule than the Company currently anticipates, the Company’s ability to make expected distributions to stockholders could be adversely affected.

Other Regulations.    The Properties are also subject to various federal, state and local regulatory requirements such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company and could have an adverse effect on the Funds from Operations and expected distributions.

The City of Los Angeles has enacted certain regulations relating to the repair of welded steel moment frame buildings located in certain areas damaged as a result of the Northridge earthquake in Southern California on January 17, 1994. As currently enacted, such regulations apply to only one of the Properties, representing approximately 78,000 rentable square feet. The Company believes that such Property is in compliance with such regulations. There can be no assurance, however, that similar regulations will not be adopted by governmental agencies with the ability to regulate the Properties, that the Company will not acquire additional properties which may be subject to such regulation or that other requirements affecting the Properties will not be imposed which would require significant unanticipated expenditures by the Company and could have a material adverse effect on the Funds from Operations and cash available for distribution. The Company believes, based in part on recent engineering reports, that its Properties are in good condition.

Except as described in this Prospectus or any applicable Prospectus Supplement, there are no other laws or regulations which have a material effect on the Company’s operations, other than typical state and local laws affecting the development and operation of real property, such as zoning laws. See “Certain Provisions of Maryland Law and of the Articles of Incorporation and Bylaws,” “Partnership Agreement of the Operating Partnership” and “Federal Income Tax Consequences.”

Effect of Market Interest Rates on Price of Common Stock.    One of the factors that will influence the market price of the Common Stock in public markets will be the annual yield on the price paid for shares from distributions by the Company. An increase in prevailing market interest rates on fixed income securities may lead prospective purchasers of the Common Stock to demand a higher annual yield from future distributions. Such an increase in the required yield from distributions may adversely affect the market price of the Common Stock. In addition, the market for equity securities can be volatile and the trading price of the Common Stock could be subject to wide fluctuations in response to operating results, news announcements, trading volume, general market trends, changes in interest rates, governmental regulatory action and changes in tax laws.

USE OF PROCEEDS

The Company, as general partner of the Operating Partnership, is required under the terms and conditions of the Partnership Agreement to invest the net proceeds of any sale of Common Stock, Preferred Stock, Depositary Shares or Warrants in the Operating Partnership. Unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership intends to use such net proceeds for general corporate purposes including, without limitation, the acquisition and development of properties and the repayment of debt. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

The Company’s ratio of earnings to fixed charges for the year ended December 31, 1997 was 3.12. The IPO and the other transactions undertaken concurrently with the IPO permitted the Company to significantly deleverage properties, resulting in a significantly improved ratio of earnings to fixed charges. Prior to the completion of the IPO in January 1997, the Kilroy Group operated in a manner so as to minimize net taxable income to the owners. As a result, although the Company’s properties generally have had positive net cash flow, the Kilroy Group’s computation of the ratio of earnings to fixed charges for the years ended December 31, 1996, 1995, 1994 and 1993 indicates that earnings were inadequate to cover fixed charges by approximately $6.8 million, $2.7 million, $8.5 million and $2.1 million, respectively.

For purposes of computing these ratios, earnings consist of income (loss) before extraordinary items, minority interest in income and interest expense. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees, whether expensed or capitalized.

Since the Company’s inception it has neither issued any shares of nor paid any dividends on preferred stock. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is not presented.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of the Company’s capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. See “Additional Information.”

General

Under the Articles of Incorporation, the authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 30,000,000 shares of Preferred Stock. As of the date of this Prospectus 24,475,000 shares of Common Stock were issued and outstanding, excluding the 3,406,212 shares of Common Stock which may be issued upon the exchange of common limited partnership Units outstanding as of that date. Of the 30,000,000 shares of authorized preferred stock, 1,200,000 shares have been designated as the Company’s Series A Preferred Stock, issuable at the Company’s option in exchange on a one for one basis for the Operating Partnership’s 1,200,000 Series A Preferred Units. No shares of preferred stock are currently issued and outstanding.

Common Stock

Each outstanding share of Common Stock entitles the holder to one vote on all matters presented to stockholders for a vote, including the election of directors, and, except as otherwise required by law and except as provided in any resolution adopted by the Board of Directors with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series, the holders of such shares possess the exclusive voting power, subject to the provisions of the Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors as described below. Holders of shares of Common Stock have no conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors. All shares of Common Stock issued and outstanding are duly authorized, fully paid and non-assessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Articles of Incorporation regarding ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors as described below, distributions are paid to the holders of shares of Common Stock if and when authorized and declared by the Board of Directors out of funds legally available therefor. The Company currently makes quarterly distributions.

Under Maryland law, stockholders are generally not liable for the Company’s debts or obligations. If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, debts and liabilities of the Company, including debts and liabilities arising out of its status as general partner of the Operating Partnership.

Subject to the provisions of the Articles of Incorporation regarding the ownership of shares of Common Stock in excess of the Ownership Limit, or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors described below, all shares of Common Stock have equal distribution, liquidation and voting rights, and have no preference or exchange rights. See “—Restrictions on Ownership and Transfer.”

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Under the MGCL, the term “substantially all of the Company’s assets” is not defined and is, therefore, subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular transaction. The Articles of Incorporation do not provide for a lesser percentage in any such situation.

The Articles of Incorporation authorize the Board of Directors to reclassify any unissued shares of capital stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

Preferred Stock

General

Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. No Preferred Stock is currently issued or outstanding. Prior to the issuance of shares of each series, the Board of Directors is required by the MGCL and the Articles of Incorporation to fix for each series the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption, as permitted by Maryland law. Because the Board of Directors has the power to establish the preferences, powers and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change of control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest.

Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in the applicable Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

The preferences and other terms of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

(1)  The title and stated value of such Preferred Stock;

(2)  The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

(3)  The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

(4)  Whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

(5)  The provision for a sinking fund, if any, for such Preferred Stock;

(6)  The provision for redemption, if applicable, of such Preferred Stock;

(7)  Any listing of such Preferred Stock on any securities exchange;

(8)  The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

(9)  A discussion of any material federal income tax consequences applicable to such Preferred Stock;

(10)  Any limitations on actual and constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

(11)  The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(12)  Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

(13)  Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

(14)  Any voting rights of such Preferred Stock.

Rank.    Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

Conversion Rights.  The terms and conditions, if any, upon which any shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of Preferred Stock.

8.075% Series A Cumulative Redeemable Preferred Stock

General.    Each share of Series A Preferred Stock will be entitled to receive cumulative preferential dividends from the date of issue (including any accrued but unpaid distributions in respect of Series A Preferred Units (as defined herein) at the time that such limits are exchanged for shares of Series A Preferred Stock), payable on or before the 15th of February, May, August, and November of each year, in cash, at the rate of 8.075% per annum in preference to any payment made on any other classes of capital stock or other equity securities of the Company, other than any class or series of equity securities of the Company expressly designated as ranking on a parity with or senior to the Series A Preferred Stock.

Redemption.    The Series A Preferred Stock may be redeemed, at the Company’s option, on and after February 6, 2003, in whole or in part from time to time, at a redemption price payable in cash equal to $50.00 per share of Series A Preferred Stock, plus any accrued but unpaid dividends to the date of redemption. The redemption price of the Series A Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of the Company.

Limited Voting Rights.    If at any time full distributions shall not have been timely made on any Series A Preferred Stock with respect to any six (6) prior quarterly distribution periods, whether or not consecutive, the holders of such Series A Preferred Stock, voting together as a single class with the holders of each class or series of parity preferred stock, will have the right to elect two additional directors to the Board of Directors at a special meeting called by the holders of record of at least 10% of the then outstanding shares of Series A Preferred Stock, and any parity preferred stock, or at the next annual meeting of stockholders, and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until all such distributions in arrears and distributions for the current quarter have been paid in full. Thereafter, the holders of Series A Preferred Stock will be divested of their voting rights and the term of any member of the Board of Directors elected by the holders of Series A Preferred Stock and holders of any other shares of parity preferred stock shall terminate. In addition, for so long as any shares of Series A Preferred Stock are outstanding, without the consent of two-thirds of the holders of the Series A Preferred Stock then outstanding, the Company may not (i) designate, authorize or create, or increase the authorized or issued amount of, reclassify any authorized class of shares or issue obligations or securities convertible into, shares of any class of equity securities ranking prior to the Series A Preferred Stock with respect to distributions or rights upon liquidation, dissolution, or winding-up, (ii) designate, authorize or create, or increase the authorized or issued amount of, reclassify any authorized class of shares or issue obligations or securities convertible into, shares of any class of equity securities ranking equal to the Series A Preferred Stock with respect to distributions or rights upon liquidation, dissolution, or winding-up, but only to the extent that such securities are issued to an affiliate of the Company, or (iii) either (A) consolidate with, merge into, or transfer or lease substantially all of the assets to, any corporation or other entity, or (B) amend or repeal the provisions of the Articles of Incorporation that adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Stock; provided however, that with respect to clause (iii) above, so long as the Company is the surviving entity and the Series A Preferred Stock remains outstanding on the same terms, or the resulting, surviving or transferee entity is a corporation organized under the laws of any state and substitutes the Series A Preferred Stock for other preferred stock having substantially the same terms and rights as the Series A Preferred Stock. The Series A Preferred Stock will have no voting rights other than as discussed above and as otherwise provided by applicable law.

Liquidation Preference.    Each share of Series A Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued but unpaid dividends, in preference to any other class or series of capital stock of the Company.

Restrictions on Ownership And Transfer

Ownership Limits.    Subject to certain exceptions, in order for the Company to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT’s stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

Because the Company will elect to qualify as a REIT beginning with the year ending December 31, 1997, the Articles of Incorporation contain restrictions on the ownership and transfer of capital stock of the Company which are intended to assist the Company in complying with these requirements. The Ownership Limit relating to Common Stock set forth in the Articles of Incorporation provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 7.0% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock. The ownership limit relating to Series A Preferred Stock set forth in the Articles of Incorporation provides that, subject to certain specified exceptions, no person or entity may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, Series A Preferred Stock which, taking into account any other capital stock of the Company actually or constructively owned by such person or entity would cause such ownership to exceed 7% (by value) of the outstanding shares of capital stock of the Company. The constructive ownership rules are complex, and may cause shares of capital stock of the Company owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 7.0% of the shares of Common Stock, or the acquisition of Series A Preferred Stock which, taking into account any other capital stock of the Company, results in the acquisition of less than 7% (by value) of the shares of capital stock of the Company (or the acquisition of an interest in an entity that owns, actually or constructively, Common Stock or Series A Preferred Stock), by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 7.0% of the outstanding Common Stock or capital stock of the Company, and thus violate the Ownership Limit, or the ownership limit relating to Series A Preferred Stock or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors. In addition, a violation of the ownership limit relating to the Series A Preferred Stock may occur as a result of a fluctuation in the relative value of such stock and the Common Stock, even absent a transfer or other change in actual or constructive ownership of such stock. The Board of Directors may, but in no event will be required to, waive the Ownership Limit or the ownership limit relating to Series A Preferred Stock with respect to a particular stockholder if it determines that such ownership will not jeopardize the Company’s status as a REIT and the Board of Directors otherwise decides such action would be in the best interest of the Company. As a condition of such waiver, the Board of Directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Board of Directors has obtained such undertakings and representations from John B. Kilroy, Sr. and John B. Kilroy, Jr. and has waived the Ownership Limit with respect to the actual and constructive ownership (and to any constructive ownership of securities therefrom) of Common Stock by John B. Kilroy, Sr. and John B. Kilroy, Jr. Consequently, John B. Kilroy, Sr., John B. Kilroy, Jr., members of their families and entities which are deemed to own Messrs. Kilroys’ Common Stock under the constructive ownership rules of the Code will be permitted to own, in the aggregate, actually or constructively, up to 19.6% (by number of shares or value, whichever is more restrictive) of the outstanding Common Stock.

The Articles of Incorporation further prohibit (i) any person from actually or constructively owning shares of capital stock of the Company that would result in the Company being “closely held” under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT, and (ii) any person from transferring shares of stock of the Company if such transfer would result in shares of stock of the Company being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of capital stock of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company’s status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change in the Ownership Limit or the ownership limit relating to the Series A Preferred Stock would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require the affirmative vote of holders owning at least two-thirds of the shares of the Company’s capital stock outstanding and entitled to vote thereon.

Pursuant to the Articles of Incorporation, if any purported transfer of Common Stock or Series A Preferred Stock or any other event would otherwise result in any person violating the Ownership Limit, the ownership limit relating to the Series A Preferred Stock or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares in excess of the Ownership Limit, the ownership limit relating to the Series A Preferred Stock or such other limit, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such excess shares (the “Prohibited Owner”) shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the “Beneficiary”). Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, the ownership limit relating to the Series A Preferred Stock or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors, and distribute to the Prohibited Owner or Prohibited Transferee, as applicable, an amount equal to the lesser of the price paid by the Prohibited

Transferee or Prohibited Owner for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner or Prohibited Transferee, as applicable, an amount equal to the lesser of the Market Price (as defined in the Articles of Incorporation) of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee or Prohibited Owner, as applicable, prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. In the event that the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, the ownership limit relating to the Series A Preferred Stock or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors, then the Articles of Incorporation provide that the transfer of the excess shares will be void.

In addition, shares of stock of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Transferee or Prohibited Owner.

If any purported transfer of shares of Common Stock or Series A Preferred Stock would cause the Company to be beneficially owned by fewer than 100 persons, such transfer will be null and void in its entirety and the intended transferee will acquire no rights to the stock.

All certificates representing shares of Common Stock and Series A Preferred Stock will bear a legend referring to the restrictions on such class of stock described above. The foregoing ownership limitations could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for the Common Stock or Series A Preferred Stock or otherwise be in the best interest of stockholders.

Under the Articles of Incorporation, every owner of a specified percentage (or more) of the outstanding shares of Common Stock or Series A Preferred Stock must file a completed questionnaire with the Company containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5.0%, depending upon the number of record holders of the Company’s shares of capital stock. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder’s actual and constructive ownership of the Company’s capital stock on the Company’s status as a REIT and to ensure compliance with the Ownership Limit, the ownership limit relating to the Series A Preferred Stock or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors.

WARRANTS

The Company currently has no Warrants outstanding (other than options issued under the Company’s stock option plan and the redemption and exchange rights of Unitholders). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a “Warrant Agreement”) to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the “Warrant Agent”). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable, including any limitations on ownership and transfer of such Warrants as may be appropriate to preserve the status of the Company as a REIT; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain federal income tax consequences; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

DESCRIPTION OF DEPOSITARY SHARES

General

The Company may issue Depositary Shares, each of which will represent a fractional interest of a share of a particular class or series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of a class or series of Preferred Stock represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a “Deposit Agreement”) among the Company, the depositary named therein (the “Preferred Stock Depositary”) and the holders from time to time of the depositary receipts issued by the Preferred Stock Depositary which will evidence the Depositary Shares (“Depositary Receipts”). Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the class or series of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipt to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

Dividends and Other Distributions

The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

No distribution will be made in respect of any Depositary Share to the extent that it represents any class or series of Preferred Stock converted into shares in excess of the Ownership Limit or otherwise converted or exchanged.

Withdrawal of Stock

Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted) the holders thereof will be entitled to delivery at such office, to or upon each such holder’s order, of the number of whole or fractional shares of the class or series of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related class or series of Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Redemption of Depositary Shares

Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of the Depositary Shares representing shares of such class or series of Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to such class or series of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any shares in excess of the Ownership Limit.

From and after the date fixed for redemption, all dividends in respect of the shares of a class or series of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

Voting of the Preferred Stock

Upon receipt of notice of any meeting at which the holders of a class or series of Preferred Stock deposited with the Preferred Stock Depositary are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such class or series of Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for such class or series of Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder’s Depositary Shares. The Preferred Stock Depositary will vote the amount of such class or series of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of the Company whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt as set forth in the applicable Prospectus Supplement.

Conversion

The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of a class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of a class or series of Preferred Stock (including shares in excess of the Ownership Limit) of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

The form of Depositary Receipt evidencing Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related class or series of Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

The Deposit Agreement may be terminated by the Company upon not less than 30 days’ prior written notice to the Preferred Stock Depositary if (i) such termination is necessary to preserve the Company’s status as a REIT or (ii) a majority of each series or class of Preferred Stock subject to such Deposit Agreement consents to such termination, whereupon the Preferred Stock Depositary will deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of each Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by Preferred Stock Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company’s status as a REIT, then the Company will use its best efforts to list each class or series of Preferred Stock issued upon surrender of the related Depositary Shares. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of each class or series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of the Depositary Receipts evidencing the Depositary Shares representing such class or series of Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

Charges of a Preferred Stock Depositary

The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

Resignation and Removal of Depositary

The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

Miscellaneous

The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of a class or series of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF

THE ARTICLES OF INCORPORATION AND BYLAWS

The following paragraphs summarize certain provisions of the MGCL and the Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and the Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part.

The Board of Directors

The Articles of Incorporation provide that the number of directors of the Company shall be established pursuant to the Bylaws but shall not be less than the minimum number required by the MGCL, which in the case of the Company is three. The Bylaws currently provide that the number of directors shall be fixed or changed by the then elected directors but will consist of not fewer than five nor more than 13 members. The number of directors is currently fixed at seven. Any vacancy (except for a vacancy caused by removal) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors or, in the case of a vacancy resulting from an increase in the number of directors, by a majority of the entire Board of Directors. A vacancy resulting from removal will be filled by the stockholders at the next annual meeting of stockholders or at a special meeting of the stockholders called for that purpose. The Articles of Incorporation and Bylaws provide that a majority of the Board must be “Independent Directors.” An “Independent Director” is a director who is not an employee, officer or affiliate of the Company or a subsidiary or division thereof, or a relative of a principal executive officer, or who is not an individual member of an organization acting as advisor, consultant or legal counsel, receiving compensation on a continuing basis from the Company in addition to director’s fees.

Pursuant to the Articles of Incorporation, the directors are divided into three classes as nearly equal in size as practicable. One class holds office initially for a term expiring at the annual meeting of stockholders to be held in 1998, another class holds office initially for a term expiring at the annual meeting of stockholders to be held in 1999 and another class holds office initially for a term expiring at the annual meeting of stockholders to be held in 2000. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified and the directors in the other two classes will continue in office. The Company believes that classification of the Board of Directors helps to assure the continuity and stability of the Company’s business strategies and policies as determined by the Board of Directors.

The classified director provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

Removal of Directors

While the Articles of Incorporation and the MGCL empower the stockholders to fill vacancies in the Board of Directors that are caused by the removal of a director, the Articles of Incorporation preclude stockholders from removing incumbent directors except upon a substantial affirmative vote. Specifically, the Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. Under the MGCL, the term “cause” is not defined and is, therefore, subject to Maryland common law and to judicial interpretation and review in the context of the unique facts and circumstances of any particular situation. This provision, when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between the Company and any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the Company’s shares, or an affiliate of the Company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the Company’s then outstanding shares (an “Interested Stockholder”) or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of the Company’s voting stock and (ii) two- thirds of the votes entitled to be cast by holders of outstanding shares of the Company’s voting stock other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the Company’s stockholders receive a minimum price (as defined in the MGCL) for their shares of stock and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Board of Directors has resolved to opt out of the business combinations provisions of the MGCL, and such resolutions also require that any decision to opt back in be subject to the approval of holders of a majority of the shares of Common Stock. As a result of the Company’s decision to opt out of the business combinations provisions of the MGCL, an Interested Stockholder would be able to effect a “business combination” without complying with the requirements set forth above. The decision to opt out of the provisions may have the effect of making it easier for stockholders who become Interested Stockholders to consummate a business combination involving the Company. However, no assurance can be given that any such business combination would be consummated or, if consummated, would result in a purchase of shares of Common Stock from any stockholder at a premium.

Control Share Acquisitions

The MGCL provides that “control shares” of the Company acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror or by officers or directors who are employees of the Company. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. “Control shares” do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider voting rights for the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions approved or exempted by the Articles of Incorporation or Bylaws. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company’s shares of stock and also provide that such provision may not be altered, amended or repealed except by the affirmative vote of a majority of all votes entitled to be cast by the holders of the issued and outstanding shares of Common Stock. As a result of the Company’s decision to opt out of the “control share acquisition” provisions of the MGCL, stockholders who acquire a substantial block of Common Stock are not precluded from exercising full voting rights with respect to their shares on all matters without first obtaining the approval of other stockholders entitled to vote. This may have the effect of making it easier for any such control share stockholder to effect a business combination with the Company. However, no assurance can be given that any such business combination would be consummated or, if consummated, would result in a purchase of shares of Common Stock from any stockholder at a premium.

Amendment to the Articles of Incorporation and Bylaws

The Articles of Incorporation may not be amended without the affirmative vote of at least two-thirds of the shares of capital stock outstanding and entitled to vote thereon voting together as a single class. Other than provisions of the Bylaws (i) opting out of the control share acquisition statute, (ii) requiring approval by the Independent Directors for selection of operators of the Properties or of transactions involving John B. Kilroy, Sr. and John B. Kilroy, Jr. and their affiliates and (iii) those governing amendment of the Bylaws, each of which may be amended only with the approval of a majority of the shares of capital stock entitled to vote, the Bylaws may be amended by the affirmative vote of a majority of the Board of Directors or of a majority of the issued and outstanding shares of the Common Stock.

Meetings of Stockholders

The Bylaws provide for annual meetings of stockholders, commencing with the year 1998, to elect the Board of Directors and transact such other business as may properly be brought before the meeting. Special meetings of stockholders may be called by the President, the Board of Directors or the Chairman of the Board and shall be called at the request in writing of the holders of 50% or more of the outstanding stock of the Company entitled to vote.

The MGCL provides that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if such consent sets forth such action and is signed by each stockholder entitled to vote on the matter and a written waiver of any right to dissent is signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

Advance Notice of Director Nominations and New Business

The Bylaws provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to the Company’s notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (ii) with respect to special meetings of stockholders, only the business specified in the Company’s notice of meeting may be brought before the meeting of stockholders.

The provisions in the Articles of Incorporation on classification of the Board of Directors and amendments to the Articles of Incorporation and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares of Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Dissolution of the Company

Under the MGCL, the Company may be dissolved by (i) the affirmative vote of a majority of the entire Board of Directors declaring such dissolution to be advisable and directing that the proposed dissolution be submitted for consideration at any annual or special meeting of stockholders, and (ii) upon proper notice, stockholder approval by the affirmative vote of the holders of two-thirds of the total number of shares of capital stock outstanding and entitled to vote thereon voting as a single class.

Limitation of Directors’ and Officers’ Liability

The Company’s officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation and the Partnership Agreement against certain liabilities. The Articles of Incorporation and Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland.

The MGCL permits a corporation to indemnify its directors and officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, subject to specified restrictions, and the Articles of Incorporation contain this provision. The law does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (i) it is proved that the person actually received an improper personal benefit in money, property or services, (ii) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was committed in bad faith or was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or failure to act was unlawful. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

The Partnership Agreement also provides for indemnification of the Company, as general partner, and its officers and directors to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership and the partners of the Operating Partnership to the same extent liability of officers and directors of the Company to the Company and its stockholders is limited under the Articles of Incorporation. See “Partnership Agreement of the Operating Partnership—Indemnification.”

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Indemnification Agreements

The Company has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that the Company indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the agreements, the Company must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under the Company’s directors’ and officers’ liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights it provides.

PARTNERSHIP AGREEMENT OF THE OPERATING PARTNERSHIP

The following summary of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (the “Partnership Agreement”) and the descriptions of certain provisions set forth elsewhere in this Prospectus, are qualified in their entirety by reference to the Partnership Agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. See “Available Information.”

Management

The Operating Partnership is organized as a Delaware limited partnership pursuant to the terms of the Partnership Agreement. Kilroy Realty Corporation is the sole general partner of the Operating Partnership. The Company conducts substantially all of its business through the Operating Partnership, except for development and certain other services (which are conducted through the Services Company) in order to preserve the Company’s REIT status. The Operating Partnership owns a 95% economic interest in the Services Company. Generally, pursuant to the Partnership Agreement, the Company, as the sole general partner of the Operating Partnership, has full, exclusive and complete responsibility and discretion in the management and control of the Operating Partnership, including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings and to cause changes in the Operating Partnership’s line of business and distribution policies. The Operating Partnership has both preferred limited partnership interests and common limited partnership interests. As of the date of this Prospectus, the Operating Partnership has 1,200,000 8.075% Series A Cumulative Redeemable Preferred Units (the “Series A Preferred Units”), and 3,406,212 common units (the “Common Limited Partnership Units,” collectively with the Series A Preferred Units, the “Units”) issued and outstanding. The Unitholders, as limited partners of the Operating Partnership, have no authority to transact business for, or participate in the management activities or decisions of, the Operating Partnership, except as provided in the Partnership Agreement and as required by applicable law.

Indemnification

To the extent permitted by law, the Partnership Agreement provides for indemnification of the Company, as general partner, its officers and directors and such other persons as the Company may designate to the same extent indemnification is provided to officers and directors of the Company in its Articles of Incorporation, and limits the liability of the Company and its officers and directors to the Operating Partnership to the same extent liability of officers and directors of the Company is limited under the Articles of Incorporation.

Transferability of Interests

Except for a transaction described in the following two paragraphs, the Partnership Agreement provides that the Company may not voluntarily withdraw from the Operating Partnership, or transfer or assign its interest in the Operating Partnership, without the consent of the holders of at least 60% of the partner interests (including the interests of the Company, but excluding the preferred limited partnership interests). Pursuant to the Partnership Agreement, the limited partners have agreed not to, prior to January 31, 1999, transfer, assign, sell, encumber or otherwise dispose of, without the consent of the Company, their interest in the Operating Partnership, other than to family members or accredited investors who agree to assume the obligations of the transferor under the Partnership Agreement subject to a right of first refusal for the benefit of the Company. The common limited partners and the preferred limited partners each are subject to additional restrictions on their respective ability to transfer their partnership interests in the Operating Partnership.

The Company may not engage in any merger, consolidation or other combination with or into another person, sale of all or substantially all of its assets or any reclassification, recapitalization or change of its outstanding equity interests (each a “Termination Transaction”) unless the Termination Transaction has been approved by holders of at least 60% of the Units (including Units held by the Company but excluding the Series A Preferred Units) and in connection with which all common limited partners either will receive, or will have the right to elect to receive, for each Common Limited Partnership Unit an amount of cash, securities or other property equal to the product of the number of shares of Common Stock into which each Common Limited Partnership Unit is then exchangeable and the greatest amount of cash, securities or other property paid to the holder of one share of Common Stock in consideration of one share of Common Stock pursuant to the Termination Transaction. If, in connection with the Termination Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of the outstanding shares of Common Stock, each holder of Common Limited Partnership Units will receive, or will have the right to elect to receive, the greatest amount of cash, securities or other property which such holder would have received had it exercised its right to redemption and received shares of Common Stock in exchange for its Common Limited Partnership Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer.

The Company may also merge or otherwise combine its assets with another entity if the following conditions are met: (i) substantially all of the assets directly or indirectly owned by the surviving entity are held directly or indirectly by the Operating Partnership or another limited partnership or limited liability company which is the survivor of a merger, consolidation or combination of assets with the Operating Partnership (in each case, the “Surviving Partnership”); (ii) the common limited partners own a percentage interest of the Surviving Partnership based on the relative fair market value of the net assets of the Operating Partnership and the other net assets of the Surviving Partnership immediately prior to the consummation of such transaction; (iii) the rights, preferences and privileges of the common limited partners in the Surviving Partnership are at least as favorable as those in effect immediately prior to the consummation of such transaction and as those applicable to any other limited partners or non-managing members of the Surviving Partnership; and (iv) such rights of the common limited partners include the right to exchange their interests in the Surviving Partnership for at least one of the following: (a) the consideration available to such persons pursuant to the preceding paragraph, or (b) if the ultimate controlling person of the Surviving Partnership has publicly traded common equity securities, such common equity securities, with an exchange ratio based on the relative fair market value of such securities and the Common Stock. For purposes of this paragraph, the determination of relative fair market values and rights, preferences and privileges of the limited partners shall be reasonably determined by the Board of Directors as of the time of the Termination Transaction and, to the extent applicable, the values shall be no less favorable to the limited partners than the relative values reflected in the terms of the Termination Transaction.

In respect of any transaction described in the preceding two paragraphs, the Company is required to use its commercially reasonable efforts to structure such transaction to avoid causing the common limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such transaction. The Operating Partnership will also use commercially reasonable efforts to cooperate with the common limited partners to minimize any taxes payable in connection with any repayment, refinancing, replacement or restructuring of indebtedness, or any sale, exchange or any other disposition of assets, of the Operating Partnership.

Issuance of Additional Units

As sole general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional Units representing general and limited partnership interests in the Operating Partnership, including preferred Units of limited partnership interests.

Capital Contribution

The Partnership Agreement provides that if the Operating Partnership requires additional funds at any time or from time to time in excess of funds available to the Operating Partnership from borrowings or capital contributions, the Company may borrow such funds from a financial institution or other lender or through public or private debt offerings and lend such funds to the Operating Partnership on the same terms and conditions as are applicable to the Company’s borrowing of such funds. As an alternative to borrowing funds required by the Operating Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Operating Partnership. If the Company so contributes additional capital to the Operating

Partnership, the Company’s partnership interest in the Operating Partnership will be increased on a proportionate basis. Conversely, the partnership interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company.

Awards Under Stock Incentive Plan

If options granted in connection with the Stock Incentive Plan are exercised at any time or from time to time, or restricted shares of Common Stock are issued under the Stock Incentive Plan, the Partnership Agreement requires the Company to contribute to the Operating Partnership as an additional contribution the exercise price received by the Company in connection with the issuance of shares of Common Stock to such exercising participant or the proceeds received by the Company upon issuance of the shares. Upon such contribution the Company will be issued a number of Units in the Operating Partnership equal to the number of shares of Common Stock so issued.

Tax Matters

Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Operating Partnership and, as such, has authority to make tax elections under the Code on behalf of the Operating Partnership.

The net income of the Operating Partnership will generally be allocated first to the holders of Series A Preferred Units in an amount equal to an 8.075% per annum cumulative return on the stated value of $50 per Series A Preferred Unit. Thereafter, remaining net income will be allocated to the Company and the common limited partners in accordance with their respective percentage interests in the Operating Partnership. In general, net loss of the Operating Partnership will be allocated first to the Company and the common limited partners in accordance with their respective percentage interests and thereafter to the holders of the Series A Preferred Units, in each case only to the extent such allocation does not cause a partner to have a negative adjusted capital account. Any remaining net loss will be allocated to the Company. Each of the allocation provisions described above are subject to certain special allocations relating to depreciation deductions and to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder. See “Federal Income Tax Consequences—Tax Aspects of the Partnerships.”

Operations

The Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability. The Partnership Agreement provides that the net operating cash revenues of the Operating Partnership, as well as net sales and refinancing proceeds, will be distributed from time to time as determined by the Company (but not less frequently than quarterly) pro rata in accordance with the partners’ respective percentage interests, subject to the distribution preferences with respect to the Series A Preferred Units. Pursuant to the Partnership Agreement, the Operating Partnership assumes and pays when due, or reimburses the Company for payment of, all expenses it incurs relating to the ownership and operation of, or for the benefit of, the Operating Partnership and all costs and expenses relating to the operations of the Company.

Term

The Operating Partnership will continue in full force and effect until December 31, 2095 or until sooner dissolved pursuant to the terms of the Partnership Agreement.

8.075% Series A Cumulative Redeemable Preferred Units

General.    Each Series A Preferred Unit is entitled to receive cumulative preferential distributions from the date of issue, payable on or before the 15th of February, May, August and November of each year, in cash, at the rate per annum of 8.075% of the original capital contribution per Series A Preferred Unit in preference to any payment made on any other classes of partnership units of the Operating Partnership, other than any class or series of partnership interests of the Operating Partnership expressly designated as ranking on a parity with or senior to the Series A Preferred Units.

Exchange Rights.    The Series A Preferred Units are exchangeable in whole at anytime on or after February 6, 2008, at the option of the majority of the holders of the Series A Preferred Units, on a one for one basis for shares of the Company’s Series A Preferred Stock. In addition, the Series A Preferred Units are exchangeable in whole at any time at the option of the majority of the holders of the Series A Preferred Stock if (i) at any time full distribution shall not have been timely made on any Series A Preferred Unit with respect to six prior quarterly distribution periods or (ii) if the Company or one of its subsidiaries, or any successor general partner to the Company, takes the position, and the holder or holders receive an opinion of independent counsel, that the Operating Partnership likely is or upon the happening of a certain event likely will be a publicly traded partnership within the meaning of Section 7704 of the Code. The Series A Preferred Units are also exchangeable on or after February 6, 2001 if the holders deliver to the Company either a private letter ruling or an opinion of counsel stating than an exchange at such time would not cause the Series A Preferred Units to be considered “stock and securities” within the meaning of Section 351(e) of the Code for purposes of determining whether the holder of such Series A Preferred Units is an “investment company” under Section 721(b) of the Code. However, in lieu of an exchange for Series A Preferred Stock, the Company may elect to cause the Operating Partnership to redeem such Series A Preferred Units for cash in an amount equal to the original capital account balance of such Series A Preferred Units plus all accrued and unpaid distributions to the date of redemption.

Redemption.    The Series A Preferred Units may be redeemed, at the Operating Partnership’s option, on and after February 6, 2003, in whole or in part or from time to time, at a redemption price payable in cash equal to the capital account balance of such partner, provided that such amount shall not be less than $50.00 per Series A Preferred Unit, plus any accrued but unpaid distributions to the date of redemption. The redemption price of the Series A Preferred Units (other than the portions thereof consisting of accumulated but unpaid distributions) will be payable solely out of the sale proceeds of capital stock of the Company or interests in the Operating Partnership and from no other source. The Operating Partnership may not redeem fewer than all of the Series A Preferred Units unless all accumulated and unpaid distributions have been paid on all Series A Preferred Units for all quarterly distribution periods terminating on or prior to the date of redemption. In addition, the Company may, at its option, acquire the Series A Preferred Units presented to it for exchange for shares of the Company’s Series A Preferred Stock. See “—Exchange Rights.”

Limited Approval Rights.    For so long as any Series A Preferred Units are outstanding, without the consent of two-thirds of the holders of the Series A Preferred Units then outstanding, the Operating Partnership may not (i) authorize or create, or increase the authorized or issued amount of, or reclassify, any class or series of partnership interests, or issue any obligations or security convertible into or evidencing a right to purchase any partnership interests of any class, ranking prior to the Series A Preferred Units with respect to distributions or rights upon liquidation, dissolution, or winding-up, (ii) authorize or create, or increase the authorized or issued amount of, or reclassify, any class or series of partnership interests, or issue any obligations or security convertible into or evidencing a right to purchase any partnership interests of any class, ranking equal to the Series A Preferred Units with respect to distributions or rights upon liquidation, dissolution, or winding-up, but only to the extent that such securities are issued to an affiliate of the Operating Partnership, other than the Company to the extent that the issuance of such interests was to allow the Company to issue corresponding shares of Series A Preferred Stock to persons who are not affiliates of the Operating Partnership, or (iii) either consolidate, merge into or with, or convey, transfer or lease substantially all of the assets to, any corporation or other entity, or amend or repeal the provisions of the Partnership Agreement that adversely affect the powers, special rights, preferences, privileges or voting power of the Series A Preferred Units; provided however, that with respect to clause (iii) above, so long as the Operating Partnership is the surviving entity and the Series A Preferred Units remain outstanding on the same terms, or the resulting, surviving or transferee entity is a domestic partnership, limited liability company or other pass-through entity and substitutes the Series A Preferred Units for other interests in such entity having substantially the same terms and rights as the Series A

Preferred Units, including with respect to distributions, voting rights, and rights upon liquidation, dissolution or winding-up. Other than as discussed above or elsewhere in this Prospectus, the Series A Preferred Units have no voting rights other than as otherwise provided by applicable law.

Liquidation Preference.    The distribution and income allocation provisions of the Partnership Agreement have the effect of providing each Series A Preferred Unit with a liquidation preference to each holder of such Units equal to such holder’s capital contributions, plus any accrued but unpaid distributions, in preference to any other class or series of partnership interest of the Operating Partnership.

Common Limited Partnership Units

General.    Pursuant to the terms of the Partnership Agreement, each Common Limited Partnership Unit is entitled to receive quarterly distributions of available cash on a pro rata basis in accordance with their respective percentage interests in the Operating Partnership, subject to the distribution preferences of the Series A Preferred Units.

Redemption/Exchange Rights.    Common limited partners have rights to require the Operating Partnership to redeem part or all of their Common Limited Partnership Units for cash (based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption) or the Company may elect to acquire such Units in exchange for shares of Common Stock (on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of certain rights, certain extraordinary distributions and similar events); provided, however, that if the Company does not elect to acquire such Units in exchange for shares of Common Stock, a holder of Common Limited Partnership Units that are corporations or limited liability companies may require the Company to issue Common Stock in lieu thereof, subject to the Ownership Limit or such other limit as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors, as applicable. The Company presently anticipates that it will elect to issue Common Stock in exchange for Common Limited Partnership Units in connection with each such redemption request, rather than having the Operating Partnership pay cash. With each such redemption or exchange, the Company’s percentage ownership interest in the Operating Partnership will increase. This redemption/exchange right may be exercised by common limited partners from time to time, in whole or in part, subject to the limitations that such right may not be exercised (i) prior to January 31, 1999 or (ii) at any time to the extent such exercise would result in any person actually or constructively owning capital stock in excess of the Ownership Limit or such other amount as provided in the Articles of Incorporation or as otherwise permitted by the Board of Directors, as applicable, assuming Common Stock was issued in such exchange. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” In addition, under certain circumstances 50% of the Common Limited Partnership Units received by John B. Kilroy, Sr., John B. Kilroy, Jr. and KI may be redeemed prior to January 31, 1999 in connection with the obligation of such Unitholders to indemnify the Company in connection with the Formation Transactions.

Certain Common Limited Partner Approval Rights.    The Partnership Agreement provides that if the common limited partners own at least 5% of the outstanding Units (including Units held by the Company but excluding the Series A Preferred Units), the Company shall not, on behalf of the Operating Partnership, take any of the following actions without the prior consent of the holders of more than 50% (excluding Units held by the Company and all Series A Preferred Units) of the Units representing limited partner interests: (i) dissolve the Operating Partnership, other than incident to a merger or sale of substantially all of the Company’s assets; or (ii) prior to January 31, 2004, sell the Office Property located at 2260 E. Imperial Highway, at Kilroy LAX, other than incident to a merger or sale of substantially all of the Company’s assets. In addition, in connection with the acquisition of the Warren Technology Center and the office building located at 111 Pacifica, Irvine, California, the Company agreed not to dispose of such Properties in a taxable transaction before January 31, 1999, or thereafter unless a shelf registration statement is then in effect with respect to the shares of Common Stock issuable upon the exchange of the 165,102 Common Limited Partnership Units issued to limited partners in connection with the acquisition of such Properties.

FEDERAL INCOME TAX CONSEQUENCES

The following summary of material federal income tax consequences regarding the Company is based on current law, is for general information only and is not tax advice. The tax treatment of a holder of any of the Offered Securities will vary depending upon the terms of the specific securities acquired by such holder, as well as his or her particular situation, and the summary below does not attempt to address any aspects of federal income taxation relating to holders of Offered Securities. Certain federal income tax considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Latham & Watkins, tax counsel to the Company. The summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to the Company.

The information in this section is based on the Code, current, temporary and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including its practices and policies as expressed in certain private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and practices and/or court decisions will not alter the Code or existing interpretations thereof, and any such change could apply retroactively to transactions preceding the date of the change. The Company has not requested, and does not plan to request, any ruling from the IRS concerning the tax treatment of the Company or the Operating Partnership. Thus, no assurance can be provided that the statements set forth herein (which are, in any event, not binding on the IRS or courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS.

Taxation of the Company

General.    The Company intends to make an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1997. The Company believes that, commencing with its taxable year ending December 31, 1997, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code commencing with such taxable year, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will continue to operate in such a manner so as to qualify or remain qualified.

These sections of the Code and the corresponding Treasury Regulations are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof. Latham & Watkins has acted as tax counsel to the Company in connection with the IPO, subsequent offerings of Common Stock, and the Company’s election to be taxed as a REIT.

As a condition to the closing of each offering of Offered Securities, other than specified in the applicable Prospectus Supplement, tax counsel to the Company will render an opinion to the underwriters of such offering to the effect that, commencing with the Company’s taxable year ended December 31, 1997, the Company has been organized and operated in conformity with the requirements for qualification as a REIT, and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that each such opinion will be based on various factual assumptions relating to the organization and operation of the Company, including the Finance Company, the Operating Partnership, the Finance Partnership and the Services Company and will be conditioned upon certain representations to be made by the Company as to factual matters, and that such tax counsel to the Company undertakes no obligation hereby to update any such opinion subsequent to its date. In addition, such opinions will be based upon the factual representations of the Company as set forth in this Prospectus and any applicable Prospectus Supplement or Supplements, and assume that the actions described in this Prospectus and any such Supplement or Supplements will be completed by the Company in a timely fashion. Moreover, such qualification and taxation as a REIT depends upon the Company’s ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code and discussed below, the results of which have not been and will not be reviewed by such tax counsel to the Company. Accordingly, no assurance can be given that the actual results of the Company’s operation during any particular taxable year will satisfy such requirements. See “—Failure to Qualify.” Further, the anticipated income tax treatment described in the Prospectus or in any Prospectus Supplement or Supplements may be changed, perhaps retroactively, by legislation, administrative or judicial action at any time.

If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to stockholders. This treatment substantially eliminates the “double taxation” (at the corporate and stockholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows. First, the Company will be required to pay tax at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the “alternative minimum tax” on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of “foreclosure property” (defined generally as property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or a lease of the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company’s profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a “Built-In Gain Asset”) acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the ten-year period (the “Recognition Period”) beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company’s adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Internal Revenue Service (“IRS”) Notice 88-19 and that the availability or nature of such election is not modified as proposed in President Clinton’s 1999 Federal Budget Proposal.

Requirements for Qualification.    The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (v) and (vi), pension funds and certain other tax- exempt entities are treated as individuals, subject to a “look-through” exception in the case of condition (vi).

The Company believes that the conditions set forth in (i) through (iv) above have been satisfied. The Company also believes that it has issued sufficient shares of Common Stock with sufficient diversity of ownership pursuant to the Offering to allow it to satisfy conditions (v) and (vi). In addition, the Articles of Incorporation provide for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. Such ownership and transfer restrictions are described in “Description of Capital Stock—Restrictions on Ownership and Transfer.” These restrictions, however, may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company’s status as a REIT will terminate; provided, however, beginning January 1, 1998, if the Company complies with the rules contained in the applicable Treasury Regulations requiring the Company to attempt to ascertain the actual ownership of its shares, and the Company does not know, and would not have known through the exercise of reasonable diligence, whether it failed to meet the requirement set forth in condition (vi) above, the Company will be treated as having met such requirement. See “—Failure to Qualify.” In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company has a calendar taxable year.

Ownership of a Partnership Interest.    In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, the Company’s proportionate share of the assets and items of income of the Operating Partnership (including the Operating Partnership’s share of such items of any subsidiary partnerships) will be treated as assets and items of income of the Company for purposes of applying the requirements described herein. A summary of the rules governing the federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of the Partnerships.” The Company has direct control of the Operating Partnership and operates it consistently with the requirements for qualification as a REIT.

Ownership of Qualified REIT Subsidiaries.    For taxable years beginning on or prior to August 5, 1997, a corporation will qualify as a qualified REIT subsidiary (a “QRS”) under the Code if 100% of its stock has been held by the Company at all times during the period such corporation was in existence. For taxable years beginning after such date, if the Company owns 100% of a corporation’s stock, such corporation will qualify as a QRS during such time period (without regard to prior ownership). The Company’s ownership of the stock of the Finance Company satisfies such tests and, accordingly, the Finance Company will qualify as a QRS. A QRS will not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS will be treated as assets, liabilities and such items (as the case may be) of the Company for all purposes of the Code including the REIT qualification tests. For this reason, references under “Federal Income Tax Consequences” to the income and assets of the Company include the income and assets of the Finance Company. A QRS will not be subject to federal income tax and the Company’s ownership of the voting stock of such a subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of such issuer’s voting securities or more than 5% of the value of the Company’s total assets, described below under “—Asset Tests.”

Income Tests.    In order to maintain its qualification as a REIT, the Company annually must satisfy certain gross income requirements. First, at least 75% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, for taxable years beginning on or prior to August 5, 1997, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company’s gross income (including gross income from prohibited transactions). For purposes of applying the 30% gross income test, the holding period of Properties acquired by the Operating Partnership at the time of the IPO will be deemed to have commenced on the date of acquisition. The 30% gross income test was repealed, and will not apply beginning with the Company’s 1998 taxable year.

Rents received by the Company will qualify as “rents from real property” in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as “rents from real property” in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of such tenant (a “Related Party Tenant”). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as “rents from real property.” Finally, for rents received to qualify as “rents from real property,” the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property (subject to a 1% de minimis exception applicable to the Company for its taxable years beginning in 1998), other than through an independent contractor from whom the REIT derives no revenue; provided however, the REIT may directly perform certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. The Company does not and will not, and as general partner of the Operating Partnership, will not permit the Operating Partnership to: (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (ii) rent any property to a Related Party Tenant; (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); or (iv) perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue. Notwithstanding the foregoing, the Company may have taken and may continue to take certain of the actions set forth in (i) through (iv) above to the extent such actions will not, based on the advice of tax counsel to the Company, jeopardize the Company’s tax status as a REIT.

The Services Company receives fees in exchange for the performance of certain development activities. Such fees do not accrue to the Company, but the Company derives its allocable share of dividends from the Services Company through its interest in the Operating Partnership, which qualify under the 95% gross income test, but not the 75% gross income test. The Company believes that the aggregate amount of its nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests.

The term “interest” generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. The Company has not and does not expect to derive significant amounts of interest that fail to qualify under the 75% or 95% gross income tests.

If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company’s failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limits on such income, the IRS could conclude that the Company’s failure to satisfy the tests was not due to reasonable cause. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company would not qualify as a REIT. As discussed above in “—Taxation of the Company—General,” even if these relief provisions apply, a 100% tax would be imposed on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company failed the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company’s profitability. No similar mitigation provision provides relief if the Company failed the 30% gross income test. In such case, the Company would have ceased to qualify as a REIT.

Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business (including the Company’s share of any such gain realized by the Operating Partnership or the Finance Partnership) will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon the Company’s ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the Finance Partnership hold the Properties for investment with a view to long-term appreciation, engage in the business of acquiring, developing, owning, and operating the Properties (and other properties) and make such occasional sales of the Properties as are consistent with the Operating Partnership’s and the Finance Partnership’s investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of such sales is subject to the 100% penalty tax.

Asset Tests.    The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company’s total assets (including its allocable share of the assets held by partnerships in which it has a direct or indirect interest, including the Operating Partnership and the Finance Partnership) must be represented by real estate assets, stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) public debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of the Company’s total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer’s securities owned by the Company may not exceed 5% of the value of the Company’s total assets and the Company may not own more than 10% of any one issuer’s outstanding voting securities.

As described above, the Operating Partnership owns 100% of the non-voting preferred stock of the Services Company, and by virtue of its ownership of interests in the Operating Partnership, the Company is considered to own its pro rata share of such stock. The stock of the Services Company held by the Company (through the Operating Partnership) will not be a qualifying real estate asset. The Operating Partnership does not and will not own any of the voting securities of the Services Company, and therefore the Company will not be considered to own more than 10% of the voting securities of the Services Company. In addition, the Company believes (and will represent to tax counsel to the Company for purposes of its opinion, as described above) that the value of its pro rata share of the securities of the Services Company held by the Operating Partnership does not exceed 5% of the total value of the Company’s assets, and will not exceed such amount in the future. Tax counsel, in rendering its opinion as to the qualification of the Company as a REIT, will rely on the representation of the Company to such effect. No independent appraisals have been obtained to support this conclusion. There can be no assurance that the IRS will not contend that the value of the securities of the Services Company held by the Company (through the Operating Partnership) exceeds the 5% value limitation.

The 5% value test must be satisfied not only on the date that the Company (directly or through the Operating Partnership) acquires securities in the Services Company, but also each time the Company increases its ownership of securities of the Services Company (including as a result of increasing its interest in the Operating Partnership as a result of Company capital contributions to the Operating Partnership or as limited partners exercise their redemption/exchange rights). Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful, or will not require a reduction in the Operating Partnership’s overall interest in the Services Company.

After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter (including as a result of the Company increasing its interest in the Operating Partnership), the failure can be cured by the disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within such time period, the Company would cease to qualify as a REIT.

Annual Distribution Requirements.    The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company’s “REIT taxable income” (computed without regard to the dividends paid deduction and by excluding the Company’s net capital gain) and (b) 95% of the excess of the net income, if any, from foreclosure property over the tax imposed on such income, minus (ii) the excess of the sum of certain items of noncash income (i.e., income attributable to leveled stepped rents, original issue discount or purchase money debt, or a like-kind exchange that is later determined to be taxable) over 5% of “REIT Taxable Income” as described in clause (i)(a) above. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. Such distributions are taxable to holders of Common Stock (other than tax-exempt entities, as discussed below) in the year in which paid, even though such distributions relate to the prior year for purposes of the Company’s 95% distribution requirement. The amount distributed must not be preferential—i.e., each holder of shares of Common Stock must receive the same distribution per share. A REIT may have more than one class of capital stock, as long as distributions within each class are pro rata and non-preferential. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its “REIT taxable income,” as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company currently makes timely distributions sufficient to satisfy these annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements.

It is expected that the Company’s REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings, to pay dividends in the form of taxable stock dividends.

If the Company fails to meet the 95% distribution test due to certain adjustments (e.g., an increase in the Company’s income or a decrease in its deduction for dividends paid) by reason of a judicial decision or by agreement with the IRS, the Company may pay a “deficiency dividend” to holders of shares of Common Stock in the taxable year of the adjustment, which dividend would relate back to the year being adjusted. In such case, the Company would also be required to pay interest to the IRS and would be subject to any applicable penalty provisions.

Furthermore, if the Company should fail to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the following January) at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Failure to Qualify

If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. As a result, the Company’s failure to qualify as a REIT would substantially reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income, to the extent of the Company’s current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, a recent federal budget proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation’s assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of its REIT status.

Tax Aspects of the Partnerships

General.    Substantially all of the Company’s investments are held indirectly through the Operating Partnership and the Finance Partnership. In general, partnerships are “pass-through” entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held by the Operating Partnership. See “—Taxation of the Company.”

Entity Classification.    The Company’s interests in the Operating Partnership and the Finance Partnership involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership or the Finance Partnership as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. If the Operating Partnership or the Finance Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of the Company’s assets and items of gross income would change and preclude the Company from satisfying the asset tests and possibly the income tests (see “—Taxation of the Company—Asset Tests” and “—Income Tests”), and, in turn, would prevent the Company from qualifying as a REIT. See “—Taxation of the Company” and “—Failure to Qualify” above for a discussion of the effect of the Company’s failure to meet such tests for a taxable year. In addition, a change in the Operating Partnership’s or Finance Partnership’s status for tax purposes might be treated as a taxable event in which case the Company might incur a tax liability without any related cash distributions.

The IRS recently finalized and published certain Treasury Regulations (the “Final Regulations”) which provide that a domestic business entity not otherwise classified as a corporation and which has at least two members (an “Eligible Entity”) may elect to be taxed as a partnership for federal income tax purposes. The Final Regulations apply for tax periods beginning on or after January 1, 1997 (the “Effective Date”). Unless it elects otherwise, an Eligible Entity in existence prior to the Effective Date will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to the Effective Date. In addition, an Eligible Entity which did not exist, or did not claim a classification, prior to the Effective Date, will be classified as a partnership for federal income tax purposes unless it elects otherwise. Each of the Operating Partnership and Finance Partnership intends to claim classification as a partnership under the Final Regulations.

Partnership Allocations.    Although a partnership agreement will generally determine the allocation of income and loss among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Generally, Section 704(b) and the Treasury Regulations promulgated thereunder require that partnership allocations respect the economic arrangement of the partners.

If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

The Partnership Agreement provides that net income or net loss of the Operating Partnership will generally be allocated to the Company and the limited partners in accordance with their respective percentage interests in the Operating Partnership. Notwithstanding the foregoing, such agreement provides that certain interest deductions and income from the discharge of certain indebtedness of the Operating Partnership, attributable to loans transferred to the Operating Partnership by certain Unitholders, will be allocated disproportionately to such Unitholders. In addition, allocations of net income or net loss are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and the Treasury Regulations promulgated thereunder.

Tax Allocations with Respect to the Properties.    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property (such as the Properties) that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of such property at such time (a “Book-Tax Difference”). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain Properties). Consequently, the Partnership Agreement requires that such allocations be made in a manner consistent with Section 704(c) of the Code.

In general, the principals of KI and other Unitholders who are limited partners of the Operating Partnership and who contributed assets having an adjusted tax basis less than the fair market value of such assets at the time they were contributed will be allocated depreciation deductions for tax purposes which are lower than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to such limited partners, and the Company will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the date the Operating Partnership acquired such assets. This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. Such an allocation may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company’s ability to comply with the REIT distribution requirements. See “—Taxation of the Company—Annual Distribution Requirements.”

Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the “traditional method” or the election of certain methods which would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership Agreement provides that it will use the traditional method with respect to the assets it acquired at the time of the IPO, and the Operating Partnership has agreed to use such method with respect to certain assets it acquired subsequent to the IPO. The selection of this method will cause the Company to be allocated depreciation deductions for tax purposes which are lower than such deductions would be if the Company directly had acquired its pro rata share of the Operating Partnership property in exchange for cash or if other methods were chosen to eliminate Book-Tax Differences. The Operating Partnership and the Company have not yet decided which method will be used to account for Book-Tax Differences with respect to properties to be acquired by the Operating Partnership in the future.

With respect to any property purchased by the Operating Partnership in a taxable transaction (e.g., properties acquired in exchange for cash) subsequent to the admission of the Company to the Operating Partnership, such property will initially have a tax basis equal to its fair market value, and Section 704(c) of the Code will not apply.

Services Company

A portion of the cash to be used by the Operating Partnership to fund distributions to partners, and in turn to fund distributions by the Company to its stockholders, is expected to come from the Services Company, through dividends on nonvoting preferred stock to be held by the Operating Partnership. The Services Company will not qualify as a REIT and will pay federal, state and local income taxes on its taxable income at normal corporate rates. The federal, state and local income taxes that the Services Company is required to pay will reduce the cash available for distribution by the Company to its stockholders.

As described above, the value of the Company’s indirect interest in the securities of the Services Company held by the Operating Partnership cannot exceed 5% of the value of the Company’s total assets at the end of any calendar quarter in which the Company acquires such securities or increases its interest in such securities (including as a result of the Company increasing its interest in the Operating Partnership). See “—Taxation of the Company—Asset Tests.” This limitation may restrict the ability of the Services Company to increase the size of its business, or may cause the Operating Partnership to sell all or a portion of its stock in the Services Company, unless the value of the assets of the Company or the Operating Partnership is increasing at a commensurate rate. In addition, a recent federal budget proposal includes a provision which, if enacted in its present form, would significantly curtail the ability of REITs, such as the Company, to form and then hold preferred non-voting interests in corporations like the Services Company. Under this proposal, the “grandfathered” status of any such existing entity would terminate if such entity engaged in a new trade or business or acquired substantial new assets after the date of first committee action.

OTHER TAX CONSEQUENCES

The Company may be subject to state or local taxation in various state or local jurisdictions, including those in which it transacts business or owns property. The state and local tax treatment of the Company may not conform to the federal income tax consequences discussed above.

PLAN OF DISTRIBUTION

The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

Sales of Offered Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company’s agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

Unless otherwise specified in the applicable Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock Exchange. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any other series of Preferred Stock and any Depository Shares or Warrants on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers acting as the Company’s agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts (“Contracts”) providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company in the ordinary course of business.

EXPERTS

The combined financial statements incorporated into this Prospectus by reference from the Kilroy Group’s Annual Report on Form 10-K for the year ended December 31, 1996, the combined summaries of certain revenues and certain expenses for the year ended December 31, 1996 of the Acquisition Properties, the Post IPO Properties Through June 30, 1997, and the Acquired Properties and Pending Acquisitions each incorporated by reference into this Prospectus from the Company’s registration statement (No. 333-32261) on Form S-11, and the combined summaries of certain revenues and certain expenses for the year ended December 31, 1996 of the Eight Acquired Properties and the Four Acquired incorporated by reference into this Prospectus from the Company’s Current Report on Form 8-K/A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Offered Securities will be passed upon for the Company by Ballard Spahr Andrews & Ingersol, Baltimore, Maryland. Latham & Watkins will rely as to certain matters of Maryland law, including the legality of the Common Stock, on the opinion of Ballard Spahr Andrews & Ingersoll.

1,400,000 Shares

KILROY REALTY CORPORATION

% Series E Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

PROSPECTUS SUPPLEMENT

October     , 2003

Wachovia Securities

McDonald Investments Inc.

RBC Capital Markets